1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

               Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

               Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 1, 2013	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2012 ANNUAL RESULTS ANNOUNCEMENT

The board of directors of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2012. This announcement, containing the main text of the 2012 annual report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2012 annual report of the Company and its printed version will be published and delivered to the H shareholders of the Company and available for view on the websites of the Hong Kong Stock Exchange at http://www.hkex.com.hk and of the Company at http://www.chalco.com.cn on or before 30 April 2013.

CONTENT

2	Corporate Profile
6	Corporate Information
9	Financial Summary
15	Directors, Supervisors, Senior Management and Staff
28	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
35	Chairman's Statement
42	Management's Discussion and Analysis of Financial Position and Results of Operations
54	Directors' Report
61	Report of the Supervisory Committee
67	Report on Corporate Governance and Internal Control
91	Significant Events
97	Connected Transactions
116	Independent Auditor's Report
118	Statements of Financial Position
122	Consolidated Statement of Comprehensive Income
124	Consolidated Statement of Changes in Equity
126	Consolidated Statement of Cash Flows
128	Notes to Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operating of coal and iron ore businesses as well as trading of other non-ferrous metal products and coal products.

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

The competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina, primary aluminum and aluminum fabrication markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources as well as refining technology;

*	its comprehensive industry chain with better resistance to market risks; and

*	its active promotion on strategic transformation to step up profitability and operation risk aversion capability.

The Group is principally comprised of the following branches, subsidiaries and a jointly controlled entity:

Branches:

*	Shandong branch (mainly engaged in producing alumina/primary aluminum products);

*	Henan branch (mainly engaged in producing alumina/primary aluminum products);

*	Guizhou branch (mainly engaged in producing alumina/primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

*	Northwest Aluminum Fabrication branch (mainly engaged in producing aluminum fabricated products);

*	Zhengzhou Research Institute (mainly engaged in providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Co., Ltd. ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products);

*	Chalco Southwest Aluminum Cold Rolling Co., Ltd. ("Chalco Southwest Aluminum Cold Rolling") (mainly engaged in producing aluminum fabricated products);

*	Chalco Ruimin Co., Ltd. ("Chalco Ruimin") (mainly engaged in producing aluminum fabricated products);

*	Chalco Henan Aluminum Co., Ltd. ("Henan Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Huaxi Aluminum Company Limited ("Huaxi Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Co., Ltd. ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Co., Ltd. ("CIT") (mainly engaged in the trading of non-ferrous metal products and coal products);

*	Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") (mainly engaged in producing alumina);

*	Gansu Huayang Mining Development Co., Ltd. ("Huayang Mining") (mainly engaged in mining coal);

*	Chalco Iron Ore Holding Ltd. ("Chalco Iron") (mainly engaged in overseas investment); and

*	Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development).

Jointly controlled entity:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company holds 33% equity interest.

Corporate Information

1.	Registered name
Abbreviation of Chinese name
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	September 10, 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Principal place of business	Unit 3103, 31/F, Office Tower, Convention Plaza,
	in Hong Kong	1 Harbour Road, Wanchai, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR_FAQ@chalco.com.cn

3.	Legal representative	Xiong Weiping
	Company (Board) secretary	Liu Qiang
	Telephone	+86(10) 8229 8103
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Shen Hui
securities related affairs
	Telephone	+86(10) 8229 8560
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560/8157/8456/8468
information and inquiry

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street,
New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China
China Development Bank

7.	Registration number of license of	100000000035734
enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Ernst &Young Hua Ming LLP
16/F, Ernst & Young Tower,
Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal code:100738)

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
23/F One Pacific Place,
88 Queensway,
Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
No. 1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Secretarial Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

For the year ended December 31, 2012, revenue of the Group amounted to RMB149.479 billion, representing a year-on-year increase of 2.47%; loss for the year attributable to owners of the parent was RMB8.234 billion, while loss per share for the year attributable to owners of the parent was RMB0.61.

For the years ended December 31,

	2012	2011	2010	2009	2008
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Revenue	149,478,821	145,874,433	120,994,847	70,268,005	76,728,147
Cost of sales	(149,802,658)	(138,111,367)	(113,349,941)	(69,079,446)	(70,960,668)

Gross (loss)/profit	(323,837)	7,763,066	7,644,906	1,188,559	5,767,479
Selling and distribution expenses	(1,967,922)	(1,622,788)	(1,573,301)	(1,264,920)	(1,562,841)
General and administrative expenses	(2,992,968)	(2,779,429)	(2,623,740)	(2,956,506)	(2,507,011)
Research and development expenses	(198,946)	(218,026)	(164,235)	(177,756)	(177,507)
Impairment loss on property,
plant and equipment	(19,903)	(279,750)	(701,781)	(623,791)	(1,334)
Other income	744,490	185,501	328,853	151,142	100,781
Other (losses)/gains, net	(25,484)	538,033	491,024	403,836	212,840

Operating (loss)/profit	(4,784,570)	3,586,607	3,401,726	(3,279,436)	1,832,407
Finance costs, net	(4,599,380)	(3,293,574)	(2,495,184)	(2,137,825)	(1,709,667)

For the years ended December 31,

	2012	2011	2010	2009	2008
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Operating (loss)/profit
after finance costs, net	(9,383,950)	293,033	906,542	(5,417,261)	122,740
Share of profits and losses of:
Jointly controlled entities	37,040	122,262	233,784	(50,392)	1,672
Associates	254,848	402,701	240,028	77,056	10,045

(Loss)/profit before income tax	(9,092,062)	817,996	1,380,354	(5,390,597)	134,457
Income tax benefit/(expense)	448,479	(127,492)	(411,216)	711,003	34,172

(Loss)/profit for the year	(8,643,583)	690,504	969,138	(4,679,594)	168,629

Attributable to:
Owners of the parent	(8,233,754)	237,974	778,008	(4,642,894)	19,485
Non-controlling interests	(409,829)	452,530	191,130	(36,700)	149,144

(Loss)/profit for the year	(8,643,583)	690,504	969,138	(4,679,594)	168,629

Dividends	-	-	154,179	-	703,273

Summary of the Group's consolidated total assets and total liabilities is set out below:

As of December 31,

	2012	2011	2010	2009	2008
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	175,016,882	157,134,157	141,322,039	133,975,189	135,612,152
Total liabilities	121,245,732	98,979,471	84,135,184	78,394,032	75,430,722

Net assets	53,771,150	58,154,686	57,186,855	55,581,157	60,181,430

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)

For the year ended
Items	December 31, 2012
RMB'000

Operating loss	(9,887,499)
Loss for the year	(8,643,583)
Loss for the year attributable
to owners of the parent	(8,233,754)
Loss for the year attributable to owners of the parent
after excluding non-recurring items	(8,679,855)
Net cash generated from operating activities	1,122,352

For the year ended
Non-recurring items	December 31, 2012
RMB'000

Losses from disposal of non-current assets	(455,870)
Government grants charged to profit or loss	744,490
Loss on changes in fair value of financial assets/liabilities held for trading and disposal of financial
assets/liabilities held for trading	(143,334)
Profits from the initial investments in an associate	504,773
Investment income on financial products	26,960
Profit from external entrusted loan	41,987
Reversal of impairment of receivables	10,619
Other non-operating expenses, net	2,044

731,699

Note:	Non-recurring items above as defined under the PRC Accounting Standards for Business Enterprises (2006) do not include impairment loss on property, plant and equipment.

Principal accounting information and financial indicators at the end of last two reporting periods of the Group

			Increase/(decrease)
			as compared with
	2012	2011	the previous year
	RMB'000	RMB'000	(%)

Revenue	149,478,821	145,874,433	2.47
(Loss)/profit before income tax	(9,092,062)	817,996	N/A
(Loss)/profit for the year attributable to	(8,233,754)	237,974	N/A
owners of the parent
Loss for the year attributable to	(8,679,855)	(329,436)	2,534.76
owners of the parent
after excluding non-recurring items
Basic (loss)/earnings per share (RMB)	(0.61)	0.02	N/A
Diluted (loss)/earnings per share (RMB)	(0.61)	0.02	N/A
Basic loss per share after	(0.64)	(0.02)	3,100.00
excluding non-recurring items (RMB)
Weighted average rate of	(17.24)	0.46	Decreased by 17.70
return on net assets (%)			percentage points
Weighted average rate of return on	(18.18)	(0.64)	Decreased by 17.54
net assets after excluding			percentage points
non-recurring items (%)
Net cash generated from operating activities	1,122,352	2,489,756	(54.92)
Net cash generated from	0.08	0.18	(55.56)
operating activities per share (RMB)
Total assets	175,016,882	157,134,157	11.38
Equity attributable to owners of the parent	43,835,118	51,853,354	(15.46)
Net assets attributable to owners of the parent	3.24	3.83	(15.40)
per share (RMB)

3.	Comparison between the financial information prepared in accordance with International Financial Reporting
Standards and the PRC Accounting Standards for Business Enterprises (2006)

(Loss)/profit attributable to
owners of the parent	Equity attributable to
for the year ended	owners of the parent
December 31,	as of December 31,

	2012	2011	2012	2011
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance with
the PRC Accounting Standards
for Business Enterprises (2006)	(8,233,754)	237,974	43,835,118	51,853,354

Prepared in accordance with
International Financial
Reporting Standards	(8,233,754)	237,974	43,807,763	51,825,999

Directors, Supervisors,
Senior Management and Staff

1.	Directors, Supervisors and Senior Management during the Reporting Period

						Whether
					Total	receiving
					emolument paid/	emolument or
					payable	allowance from
				Date of	by the	owners of the
				appointment/	Company for	parent or other
Name	Position	Gender	Age	re-appointment	2012	related entity
				(Year-Month-Day)	(RMB'000)

Xiong Weiping	Chairman and CEO	M	56	2010.6.22	577.8	No
Luo Jianchuan	Executive Director and President	M	49	2010.6.22	528.7	No
Liu Caiming Note 1	Executive Director, Senior Vice President
	and Chief Financial Officer	M	50	2011.5.31	526.3	No
Liu Xiangmin	Executive Director and Senior
	Vice President	M	50	2010.6.22	526.3	No
Shi Chungui	Non-executive Director	M	72	2010.6.22	150.0	No
Lv Youqing	Non-executive Director	M	49	2010.6.22	-	Yes
Zhang Zhuoyuan	Independent Non-executive Director	M	79	2010.6.22	193.7	No
Wang Mengkui	Independent Non-executive Director	M	74	2010.6.22	193.7	No
Zhu Demiao	Independent Non-executive Director	M	48	2010.6.22	193.7	No
Ao Hong	Chairman of Supervisory Committee	M	51	2010.6.22	-	Yes
Yuan Li	Supervisor	M	54	2010.6.22	415.5	No
Zhang Zhankui	Supervisor	M	54	2010.6.22	-	Yes
Ding Haiyan Note 2	Vice President	M	54	2010.6.22	472.9	No
Jiang Yinggang	Vice President	M	49	2010.6.22	472.9	No
Xie Hong	Vice President	M	54	2011.10.25	472.9	No
Qiao Guiling	Vice President	F	44	2011.10.25	472.9	No
Xie Weizhi Note 3	Vice President and Chief Financial Officer	M	48	2013.3.8	-	Yes
Liu Qiang	Secretary to the Board	F	49	2010.6.22	468.9	No

Explanations of remuneration:

The Company adopted assorting assessment, and built a linkage between the operating results of the Company and staff's performance assessment, so as to determine the remuneration of Directors, Supervisors and senior management. The standards of remuneration were based on their job levels.

In 2012, the chairman of the Company received total payable remuneration of RMB577,800, representing a decrease of RMB376,600, or 39.46%, compared with that of 2011.

In 2012, the president of the Company received total payable remuneration of RMB528,700, representing a decrease of RMB313,600, or 37.23%, compared with that of 2011.

In 2012, the senior vice president of the Company received total payable remuneration of RMB526,300, representing a decrease of RMB286,500, or 35.25%, compared with that of 2011.

In 2012, the vice president of the Company received total payable remuneration of RMB472,900, representing a decrease of RMB176,200, or 27.15%, compared with that of 2011.

Notes:

1.

On March 8, 2013, Mr. Liu Caiming resigned from the positions of Chief Financial Officer, Senior Vice President and member of the Executive Committee of the Company, and was redesignated from an Executive Director to a Non-executive Director.

2.	On March 8, 2013, Mr. Ding Haiyan resigned from the positions of Vice President and member of the Executive Committee of the Company.

3.	On March 8, 2013, Mr. Xie Weizhi was appointed as Vice President, Chief Financial Officer and member of the Executive Committee of the Company.

Major Working Experience of Directors, Supervisors and Senior Management:

Executive Directors

Mr. Xiong Weiping, 56, is Chairman, an executive Director and Chief Executive Officer ("CEO") of the Company and concurrently the general manager of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Aged/ Young Expert with Outstanding Contributions to the Nation". He was formerly the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the standing vice-chancellor and dean of the Faculty of Management, professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as the vice president of China Copper, Lead & Zinc Group Corporation, vice president of Chinalco, Executive Director, senior vice president and president of Chalco and vice chairman and general manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. Luo Jianchuan, 49, is an executive Director and president of the Company, the chairman of the Development and Planning Committee of the Board as well as the vice chairman of the Executive Committee of the Company. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of the Company.

Mr. Liu Caiming, 50, is an executive Director, senior vice president and chief financial officer of the Company. Graduated from the School of Economics of Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Mr. Liu joined Chinalco in January 2007 and was appointed as the senior vice president and chief financial officer of the Company on February 23, 2011 and was appointed as an executive Director at the 2010 annual general meeting held on May 31, 2011. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as the deputy head and Head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, the deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., as well as director and president of China Copper Co., Ltd. Mr. Liu has also acted as the titular deputy head of Department of Finance of Yunnan Province, a director of the State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province. On March 8, 2013, Mr. Liu resigned as the executive director, chief financial officer, senior vice president and a member of Executive Committee of the Company, and served as non-executive director.

Mr. Liu Xiangmin, 50, is an executive Director and senior vice president of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum, Plant general manager of Zhongzhou Branch of the Company, and president of the Company.

Non-executive Directors

Mr. Shi Chungui, 72, is a non-executive Director of the Company. He has been serving the Company since 2005. He graduated from the Finance Faculty of Dongbei University of Finance and Economics in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was formerly the vice director of the Commerce Bureau of Qinhuangdao City, Hebei Province; vice mayor and Standing Vice Mayor of Qinhuangdao City, Hebei Province; president of Hebei Branch of China Construction Bank, president of Beijing Branch of China Construction Bank and vice president of the Head Office of China Construction Bank; vice president of China Cinda Asset Management Corporation; vice chairman of Tianjin Pipe Co., Ltd. and vice chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited and China National Materials Company Limited.

Mr. Lv Youqing, 49, is a non-executive Director of the Company and also serves as the deputy general manager of Chinalco. He has held positions in the Company since June 2010. In 1989, he graduated as a postgraduate from the Political Studies Institute, Social Science Faculty of Sichuan Province. He obtained a Ph.D. degree from the School of Economics, Sichuan University and is a professor-grade senior engineer. Mr. Lv has accumulated rich experiences in management from his long-term research of national policies and engagement in enterprise management. He has previously served as the deputy mayor of Nanchong's Municipal Government, Sichuan Province, a standing committee member of Luzhou's Municipal Committee, Sichuan Province, the PRC, the deputy mayor of Luzhou's Municipal Government, Sichuan Province, the PRC, deputy secretary to the Luzhou's Municipal Committee, Sichuan Province, the PRC and a member of the Party Group and deputy general Manager of Chinalco.

Independent Non-executive Directors

Mr. Zhang Zhuoyuan, 79, is an independent non-executive Director of the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive professional accomplishments in the studies in political economy, price theory and marketing. Mr. Zhang formerly served as the director and researcher of the Institute of Finance, Trade and Economics of The Chinese Academy of Social Sciences, chief editor of "Finance & Trade Economics" and a Ph.D tutor; the director, researcher and Ph.D tutor of the Institute of Industrial Economics of The Chinese Academy of Social Sciences; the director, researcher and Ph.D tutor of the Institute of Economics of The Chinese Academy of Social Sciences, as well as Chief Editor of Economics Research Journal. Mr. Zhang is currently a committee member of the academic section of The Chinese Academy of Social Sciences, a researcher of Institute of Economics of The Chinese Academy of Social Sciences, a member of the Ninth and Tenth Sessions of CPPCC; a consultant of each of China Price Association and the Chinese Society for Urban Studies; a director of the Chinese Society for Cost Studies and the honorary chairman of Sun Ye Fang Foundation of Economics and Science.

Mr. Wang Mengkui, 74, is an independent non-executive Director of the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University, and is a notable contemporary economist engaged in long-term analysis of economic theory and policy and consultation work. He has published many articles on economics as well as on other aspects and served in the "Red Flag" magazine and the First Ministry of Machine Building Industry. Since reform and opening, Mr. Wang had served as the deputy vice head and researcher of the economic team of the Research Office of the Secretariat of the CPC Central Committee; a commission member of the State Development and Planning Commission; executive vice director of the Economic Research Centre of the State Development and Planning Commission; vice director and director of the Research Office of the State Council; the director of the Development Research Center of the State Council; a member of the Tenth Standing Committee of National People's Congress and vice director of the Financial and Economic Affairs Committee of National People's Congress, an alternate committee member of the 14th Central Committee of Communist Party of China and a member of the 15th Central Committee . He is also a professor and Ph. D tutor of Peking University. He has been hosting major international exchanges activities including the China Development Forum and the Sino-Japan Economic Knowledge Exchange. He currently serves as the chairman of the Society for China Development Research Fund and a member of the National Social Security Fund Committee of the PRC.

Mr. Zhu Demiao, 48, is an independent non-executive Director of the Company and the chairman of the Audit Committee of the Board. He has been serving the Company since 2008. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. He has extensive professional experience in finance, audit and capital management. Mr. Zhu previously worked in the Ministry of Finance of the PRC and in the investment analysis department of FMC. He had also served as the head of China Business of the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston; managing director, a member of the Executive Committee of Asia-pacific region and Chairman of the Operation Committee of the Greater China Region of JP Morgan Chase & Co.. Mr. Zhu once served as Managing Director and senior consultant of Oaktree Capital (Hong Kong) Ltd.. Mr. Zhu is currently a member of the Advisory Board of Business School at the University of Chicago and an Independent director of WSP Holdings Limited and China Assets (Holdings) Limited.

Supervisors

Mr. Ao Hong, 51, currently the vice president of Chinalco, has been serving as a Supervisor of the Company since 2006. Mr. Ao graduated from Kunming University of Science and Technology majoring in metallurgy and also holds a Master's degree from Central South University and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, head of the General Office and vice chairman of General Research Institute for Non-ferrous Metals of Beijing; chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Yuan Li, 54, is currently the general manager of the Corporate Culture Department of the Company and an employee-elected Supervisor of the Company. He has been serving the Company since 2001 and is an engineer with extensive administrative and managerial experience. He had formerly served as the manager of the General Management Office and deputy head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation; head of the Department of Research and Investigation as well as head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry; and deputy head of the Department of Political and Labor Affairs and Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 54, is the head of the Finance Department of Chinalco and has been serving the Company since 2001. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head of the Finance Department of Chinalco.

Other Senior Management Personnel

Mr. Ding Haiyan, 54, Vice President of the Company, has been serving the Company since 2001. Graduated from Beijing Economics University in 1982 majoring in labor economics, Mr. Ding holds a Master's degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He once served as the head of Labor Wage Division of the Human Resources Department of China Nonferrous Metals Industry Corporation; deputy director of the Bureau of Labor and Insurance; deputy director-general of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as the head of the Department of Assets Operation of Chinalco, deputy head of the Company's Listing Office; and Assistant to the General Manager of Chinalco and Executive Director and the Secretary to the Board of the Company. Mr. Ding resigned from the positions of vice president and member of the Executive Committee on March 8, 2013.

Mr. Jiang Yinggang, 49, Vice President, has been serving the Company since 2001. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master's degree in Metallurgy Engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as the deputy head and then the head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company. He has been a vice president of the Company since 2007.

Mr. Xie Hong, 54, Vice President, has been serving in the Company since 2001. Mr. Xie is an outstanding senior engineer who graduated from Central South University of Technology with a major in Ore Dressing. He has long engaged in strategic planning and project construction management, and has extensive experience in strategic planning, project management and investment management. Mr. Xie has previously served as the cadre, director of the Design Division at Infrastructure Department, deputy division head and division head of the Project Division at Investment and Operation Department of China Nonferrous Metals Industry Corporation, the deputy director-general of the Planning and Development Department of the State Bureau of Non-ferrous Metals Industry, person-in-charge of the (Coordinated) Planning and Development Department of Aluminum Corporation of China, director of the Planning and Development Department of Aluminum Corporation of China and the general manager of Investment Management Department, member of the Executive Committee and assistant to President of the Company. He has been a vice president of the Company since October 2011.

Ms. Qiao Guiling, 44, vice president, has been working for Jiaozuo Wanfang, a subsidiary of the Company since 2005. Having graduated from Jiaozuo Mining Institute majoring in Mechanical Engineering, Ms. Qiao is a senior engineer with a master's degree in engineering. Ms. Qiao worked for the government authorities and has long engaged in production and operation of production enterprises as well as corporate management, thus having extensive experience in management. Ms. Qiao has served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plany in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, chairman and general manager of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. as well as the chairman of Jiaozuo Wanfang Group Co., Ltd. and the general manager of Henan Branch of the Company. She has been a vice president of the Company since October 2011.

Mr. Xie Weizhi, 48, vice president and chief financial officer, has been appointed as abovementioned positions since March 8, 2013. Mr. Xie is the non-executive director of Chinalco Mining Corporation International and director of Chinalco Finance Co., Ltd.. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Aluminum Corporation of China in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation (), deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies (). Mr. Xie has engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

Ms. Liu Qiang, 49, is the secretary to the Board and has been serving the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature and obtained a Master's degree in Literature (minor in translation). Ms. Liu has extensive experience in areas of trading, aluminum market analysis, global finance and capital operation and she studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings in finance and financial management in Hong Kong while serving in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited. Ms. Liu formerly served as the manager of the Finance Department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. She formerly served as the manager of the Aluminum Department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as deputy manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

2.	Positions Held in Shareholders and other Entities of the Company by Directors, Supervisors and Senior Management during the Year

Positions held in Shareholders of the Company

Whether
receiving
	Name of		Date of	remuneration
Name	Shareholder	Position(s)	appointment	or allowance

Xiong Weiping	Chinalco	President	February 2009	No

Lv Youqing	Chinalco	Deputy General	December 2003	Yes
Manager

Ao Hong	Chinalco	Vice President	October 2005	Yes

Zhang Zhankui	Chinalco	Head of Finance	March 2006	Yes
Department

Yuan Li	Chinalco	Head of the Political	April 2004	No
Party Department

Positions in Other Entities

Whether
receiving
	Name of		Date of	remuneration
Name	other entities	Position(s)	appointment	or allowance

Shi Chungui	Intime Department Store	Independent Director	April 2008	Yes
(Group) Company Limited
	China National Materials	Independent Director	January 2010	Yes
Company Limited

Zhu Demiao	WSP Holdings Limited	Independent Director	January 2007	Yes

	China Forestry Holdings	Independent Director	January 2011	Yes
Co., Ltd. Note 1

	Business School of	Member of the	October 2011	No
	University of Chicago	Advisory Board

	China Assets (Holdings) Limited	Independent Director	May 2012	Yes

Note 1:	Director Zhu Demiao has resigned as an independent director of China Forestry Holdings Co., Ltd. in August 2012.

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submitted the proposals to the Remuneration Committee of the Company. Remuneration of the senior management will be submitted to the Board for approval whereas those of the Directors and the Supervisors will be submitted to the Board for consideration and to the shareholders' general meeting for approval.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2012, the total remuneration of the Directors, Supervisors and Senior Management of the Company amounted to RMB5.67 million (including the travelling expenses of the Independent Directors).

4.	Changes in Directors, Supervisors and Senior Management during the Year

There were no changes in directors, supervisors or senior management that were subject to disclosure requirements during the year.

5.	Employees of the Group

As of December 31, 2012, the Group had 97,990 employees (2011: 101,259). The structure of employees is as follows:

Category	Headcounts

Number of employees in the parent	288
Number of employees in principal subsidiaries	97,702
Total number of employees	97,990
Number of retired employees whose pensions were covered
by the parent and principal subsidiaries	267

Composition by specialty

Category	Headcounts

Production personnel	79,418
Sales personnel	706
Technology personnel	5,628
Finance personnel	2,205
Administration personnel	10,033

By education background

Category	Headcounts

Post-graduates	604
University graduates	9,993
Technical institute graduates	18,209
Secondary/technical school graduates or below	69,184

Total	97,990

The remuneration, remuneration policy, bonus and share option scheme of the Group's employees and particulars of training plans are set out as follows:

(1)

As at the end of December 2012, the Company had 97,990 employees, among which 97,811 employees were in service. Please refer to Note 30 to the Financial Statements for the information of employees' remuneration.

(2)

The Group complied with the principle of "priority to efficiency while giving consideration to impartiality", fully considered ''guarantee and incentives'' as the functions of remuneration, and reasonably determined the total salary base of entity enterprises.

(3)

In accordance with Implementation Plan of Results Assessment of Aluminum Corporation of China Limited during the Year 2012 and Implementing Regulations, the Company conducted assorting assessment and strengthened the linkage between results assessment and remuneration distribution. Aimed at providing incentives to core talents and key employees, the Company formulated several measures, such as provision of incentives to the technological project team, applying technological results and setting up a scheme of sharing industrialization benefits.

By the construction of a training base and the skills contests, the Group built and stabilized a group of technical expertise catering to the Company's development.

Particulars and Changes of Shareholding Structure,
and Details of Substantial Shareholders

1.	Share Capital Structure

Chinalco is the single largest shareholder of the Group, which directly holds 38.56% equity interest and together with its subsidiaries holds an aggregate of 41.68% equity interest in the Company. As of December 31, 2012, the Directors of the Company regarded Chinalco as the Company's ultimate holding company.

Shareholding Structure of Chalco

As of December 31, 2012, the share capital structure of the Company was as follows:

As of December 31, 2012

		Percentage to
	Number of	total issued
	shares	share capital
	(in million)	(%)

Holders of A shares	9,580.52	70.84
Holders of H shares	3,943.97	29.16

Total	13,524.49	100

According to the publicly available information and to the best knowledge of the Company's Directors, being the latest practicable date prior to the issue of this report, the public float of the Company is in compliance with the requirement of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

There was no change in the share capital structure of the Company during the year ended December 31, 2012.

Particulars of Shareholding

	Share	Percentage
	(Number)	(%)

Shares not subject to trading moratorium
1. Renminbi ordinary shares	9,580,521,924	70.84
2. Overseas listed foreign invested shares	3,943,965,968	29.16

Total shares not subject to trading moratorium	13,524,487,892	100

Approval of Changes in Shareholding

Nil

Transfer of Changes in Shareholding

Nil

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Nil

(2)	Changes in total number of issued shares and the shareholding structure of the Company

As of December 31, 2012, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which was not increased or decreased nor was there any change in the shareholding structure during the year ended December 31, 2012.

4.	Substantial Shareholders with Shareholding of 5% or more

So far as the Directors are aware, as of December 31, 2012, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Percentage in
				the relevant	Percentage
Name of substantial	Class of	Number of		class of issued	in total issued
shareholder	shares	shares held	Capacity	share capital	share capital

Chinalco	A shares	5,636,357,299(L)	Beneficial owner and interests of	58.83% (L)	41.68% (L)
		(Note 1)	controlled corporation
China Cinda Asset	A shares	800,759,074(L)	Beneficial owner	8.36% (L)	5.92% (L)
Management Corporation
Limited
China Construction Bank	A shares	609,146,645(L)	Beneficial owner	6.36% (L)	4.50% (L)
Corporation Limited
Templeton Asset	H shares	1,028,826,800(L)	Investment manager	26.09% (L)	7.61% (L)
Management Ltd.
Morgan Stanley	H shares	254,602,523(L)	Interests of controlled	6.46% (L)	1.88% (L)
		140,355,059(S)	corporation	3.56% (S)	1.04% (S)
(Note 2)

(L)	The letter "L" denotes a long position.
(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interest of 421,950,104 A shares held by various controlled subsidiaries of Chinalco, comprising 331,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.

These interests were held directly by various corporations controlled by Morgan Stanley. Among the aggregate interests in the long position in H shares, 32,713,050 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 8,390,765 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of December 31, 2012, no other person had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of December 31, 2012	525,928

6.	Particulars of Shareholdings Held by Top Ten Shareholders

	Number of	Nature of	Percentage of
	shares held	shareholders	shareholding
			(%)

Chinalco	5,214,407,195	A shares	38.56
HKSCC Nominees Limited	3,924,279,942	H shares	29.02
China Cinda Asset Management
Corporation	800,759,074	A shares	5.92
China Construction Bank
Corporation Limited	609,146,645	A shares	4.50
Guokai Financial Limited Company	415,168,145	A shares	3.07
Baotou Aluminum (Group) Co., Ltd.	331,217,795	A shares	2.45
Lanzhou Aluminum Factory	79,472,482	A shares	0.59
Guizhou Provincial Materials
Development and Investment
Corporation	59,000,000	A shares	0.44
Guangxi Investment Group Co., Ltd.	39,259,793	A shares	0.29
CSOP Asset Management Limited
- CSOP FTSE China A50 ETF	25,340,129	A shares	0.19

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Xiong Weiping

Registered capital:	RMB15.432 billion

Date of incorporation:	February 23, 2001

Principal operating or managing activities:

mineral resources exploration; bauxite mining; deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Note:

Chinalco is the largest shareholder of the Company and directly holds 38.56% equity interest in the Company. It also holds 5,636,357,299 shares in the Company through its subsidiaries and its ratio of voting rights in the Company is 41.68%.

Chairman's Statement

Dear Shareholders,

I hereby present the annual report of the Group for the financial year ended December 31, 2012 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for their concern and support for the Company.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economy have a significant impact on the aluminum market.

Primary Aluminum Market

In 2012, the world economy lacked momentum in recovery, the Chinese economic growth slowed down. Under the influence of multiple factors such as recovery expectation on main economies and changes of the Euro debt crisis, global aluminum prices remained at low levels throughout the year. From the beginning of the year to early March, affected by the temporary subsidence of the Euro debt crisis and the positive trend of the US economy, international aluminum prices rebounded. The price of three-month aluminum futures of LME hit year-high of USD2,349 per tonne in early March; subsequently, affected by news such as Chinese's downward adjustment to economic expectation and re-deterioration of Euro debt, international aluminum prices recorded a downward trend, falling to a year-low of USD1,830 per tonne in August. Afterward aluminum prices rebounded primarily due to the expectation of easing policy adopted by main economies. In the fourth quarter the price of aluminum at LME dropped again due to another decline of the global economy. Domestic aluminum prices, impacted by continual increase in supply and slowdown of the growth in consumption, continued to flutuate at low level. As underpinned by the cost factor, the fluctuation of domestic aluminum prices was lower than those of aluminum prices at LME. In the beginning of the year, driven by external aluminum prices, the price of three-month aluminum at SHFE rebounded to a year-high of RMB17,000 per tonne and as affected by domestic and international bearish news as well as pressure on the fundamentals, stopped rising and dropped to a year-low of RMB14,950 per tonne but slightly rebounded afterwards. In 2012, the year-high price of three-month aluminum futures at LME was USD2,360 per tonne, the average three-month aluminum futures prices for 2012 at LME and SHFE were USD2,051 per tonne and RMB15,795 per tonne, representing a year-on-year decrease of 14.90% and 6.50%, respectively.

In 2012, the global output of primary aluminum was approximately 47.06 million tonnes, representing a year-on-year increase of 3.20%; the global consumption of primary aluminum was approximately 46.61 million tonnes, representing a year-on-year increase of 3.3%; the domestic output of primary aluminum was approximately 21.30 million tonnes, representing a year-on-year increase of 9.51% and the domestic consumption of primary aluminum was approximately 21.45 million tonnes, representing a year-on-year increase of 10.00%. As of the end of December in 2012, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 84%, while that of the PRC was 78%.

Alumina Market

Owing to the fact that international electrolyse aluminum prices hovered over low level for a long period of time, certain alumina enterprises reduced or suspended production and there was a significant increase of oversupply pressure in alumina market in 2012. Spot prices in Australia fluctuated between the range of USD300 and USD330. Impacted by the change in Indonesia's bauxite export policy, domestic alumina prices in the second quarter rose with fluctuation, up to RMB2,710 per tonne. Nevertheless since later second quarter, electrolyse aluminum prices continued to drop and new alumina production capacity commenced operation, oversupply and aluminum price pressure resulted in a continual drop in alumina prices. In early September, domestic spot market declined to around RMB2,570 per tonne, and slightly picked up after mid-September amid the effect of the rebound in aluminum prices and stocking for the Mid-Autumn Festival and National Day. In 2012, the year-high and year-low international price of spot alumina was USD333 per tonne and USD303 per tonne respectively, with an average price of USD319 per tonne, representing a year-on-year decrease of 22.76%; whereas the year-high and year-low of domestic price of spot alumina was RMB2,750 per tonne and RMB2,480 per tonne respectively, with an average of RMB2,648 per tonne, representing a year-on-year decrease of 4.95%.

The global output of alumina for 2012 was approximately 93.53 million tonnes, representing a year-on-year increase of 3.15% and the consumption was approximately 91.96 million tonnes, representing a year-on-year increase of 2.86%. The domestic output of alumina was approximately 41.65 million tonnes, representing a year-on-year increase of 7.32%; the demand for alumina was approximately 40.20 million tonnes, representing a year-on-year increase of 2.97%; imported alumina in China amounted to approximately 5.02 million tonnes in 2012, representing a year-on-year increase of 167.02%. As of the end of December 2012, the alumina capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was 85%, while that of the PRC was 73%.

Aluminum Fabrication Market

In China, the building, transportation and power industries accounted for approximately two-thirds of the aluminum consumption. The slowdown in China economic growth and the macro control policies on real estate resulted in a slowdown of growth of aluminum consumption in China in 2012.

Business Review

In 2012, in face of an acute and complicated operational environment with a surplus in production capacity, slumping prices, declining ore quality and restrictions to the supply of imported bauxite, the Group endeavored to a series of measures, such as vigorously promoted structural adjustment and strategic transformation, reduced costs and increased efficiency. The Group ensured smooth running of production and operation, strengthened the capability of controlling cost, continuously increased the reserve of resources and energies, guaranteed the safety and stability of capital and improved fundamental management.

1.

The Company assisted production of some leading products while suppressing some others, and increased production output in regions with cost competitiveness. In 2012, the output of self-owned bauxite mines amounted to 17.26 million tonnes, representing a year-on-year increase of 27.29%, the output of alumina amounted to 11.90 million tonnes, representing a year-on-year increase of 8.08%; the output of alumina chemicals amounted to 1.31 million tonnes, representing a year-on-year increase of 10.08%; the output of primary aluminum products amounted to 4.22 million tonnes, representing a year-on-year increase of 7.93%; and the output of aluminum fabrication products amounted to 0.539 million tonnes, representing a year-on-year decrease of 13.06%.

2.

Strengthening analysis and forecasts to adapt to market changes; Timely adjusting marketing strategies for the maximization of benefits. The Group consistently optimized its procurement strategies through planning and management, dynamic inventory management and strategic cooperation to reduce its costs. By centralizing the management on coal procurement, direct supply proportion was enlarged and timely adjusted its reserves level, thereby increased supply capacity and reduced fuel costs by 8.61% on a year-on-year basis. On the other hand, the Group captured sale opportunities and controlled its pace of selling, thereby managed to keep the selling price of its aluminum products and alumina by RMB58/tonne higher than the Changjiang spot price and RMB73/tonnes higher than spot price respectively. The direct sales volume of aluminum fluid of the Group increased by 27% on a year-on-year basis, due to its timely adjustment on its product structure. By implementing several measures in 2012, the Company minimized the impact of decreased prices of products.

3.

Significant progress achieved in structural adjustment and strategic transformation. The Group completed capital injection to Simandou iron ore project and acquired 47% equity interest in a joint venture. The development of the project was well underway. On January 23, 2013, the Group has acquired 70.82% equity interest in Ningxia Power through acquisition and injection of capital, thereby acquired 2.38 billion tonnes of coal resources and coal production capacity under construction or completed of 16.00 million tonnes per year. Leveraging the opportunities in the Government's integration of coal resources, the Group has already owned 8 million tonnes of equity coal production capacity in Shanxi, Gansu, Guizhou and Qinghai. A joint venture established by a Hong Kong subsidiary of the Group and Laos Services Co., Ltd. has finished the detailed survey and design plan on two ores in the mine area and the detailed survey on part of the mining rights and ore at the prevailing stage. The Group collaborated with an Indonesian company in controlling bauxite resources and accelerated the development of mines, thereby formed an estimated annual production capacity of 1.80 million tonnes. In 2012, the reserve of bauxite equity resources increased by 48.13 million tonnes, which accelerated the upstream development of the Group.

4.

Reducing costs and increasing efficiency by technological progress. The Group reinforced its development and application of new technologies and new products. As for aluminum, the Group proceeded with the application of the "201" technology and the technology on the stabilization of electrolytic cell magnetic fluid, thereby reduced the overall consumption of electricity on aluminum by 150 kWh/t on a year-on-year basis. As for alumina, the Group eliminated the sintering production method which requires high energy consumption, and developed and applied the new series process of production technology and equipment for the production of alumina. By researching on and applying the highly efficient Bayer technology for industrial purposes, the Group overcame the impact from the continuous decline in the grading of bauxite and facilitated optimization of the economic indicators of the major technologies in the production of alumina. The progress of the technological projects such as the production of alumina by using fly ash and the technology of electrolytic cell of ultra-high capacity were well underway, thereby underpinned the technological progress, energy saving, emission reduction and clean production of the Group.

5.

Deepening the transformation of operation and promoting enhancement of management. The Group promoted transformation of management in 14 professional areas such as energy, mining, cash flows and procurement as well as in 25 entities and enterprises. In addition, the Group enhanced its management featuring the participation of all employees, self-enhancement, on-going improvement and management advancement, and explored the business management system with the characteristics of Chalco, with an aim to refine its management. Under the unfavorable impact of the continuous decline in the grading of ores, the overall energy consumption of alumina decreased by 18.36Kg standard coal per tonne on a year-on-year basis. At the same time, the Group launched special projects such as enhancement on the management of mines, rectification on the carbon production and minimization on capital utilization. The Group also developed multiple financing channels to guarantee the fulfillment of its capital demand and reduce the overall financing costs. As at the end of 2012, the average interest rate of the loans and borrowings of the Group was reduced by 0.52 percentage points on a year-on-year basis.

6.

Actively performing social responsibilities and solidly proceeded with energy saving and emission reduction. The Company increased its technological innovation funding in the investment of energy saving and emission reduction projects on an on-going basis. In addition, it reinforced the promotion and application of the technologies such as alumina high-efficient and energy saving, newly structured electrolytic cell, comprehensive usage of resources and zero discharge of industrial sewage. In 2012, the total emission of sulfur dioxide decreased by 0.59% on a year-on-year basis; rehabilitated area increased by 3,600 hectares; recovered red mud of 480,000 tonnes from iron ore sand.

Business Outlook and Prospects

In 2013, the relatively loose monetary policies in developed economies around the world and continuous favorable economic development in the PRC and the U.S. will be forming a strong support to the consumption of aluminum. From the perspective of demand and supply, the pressure of over-supply is still strong, and the global market will gradually stabilize. The Group will comprehensively press on with reforms and continue to enhance its management. In addition, it will accelerate strategic transformation and structural adjustment, as well as reinforce technological innovation, so as to foster cost advantages. To this end, the Group will put efforts on the following key aspects:

1.

Deepen "market orientation and open manner" reform, implement an accountability system on the management team in accomplishing business objective for risk premium and enhance operation capability, resolve the difficulties in operation and development by pursuing "market orientation and open manner" reform; proceed with reform in the division of duties, appraisal and allocation to further simplify structure; develop more vigorous, market-oriented and open business model and operation systems and pave way for stronger operation capability and cost control.

2.

Leverage on the cycle of the industry and market, adjust the strategies of the Company, and accelerate strategic transformation and structural adjustment. Adhere to its direction of strategic transformation and focus its strengths and capital on front end of the value chain; continue to acquire quality bauxite resources domestically and abroad, reinforce the development of bauxite mines and increase its own capability of bauxite supply and turn its resource advantages into cost advantages; ensure investment in the research and development of technologies to raise the level of research and development on technology and take the lead in technology in the industry; accelerate the transformation of technology results into industrial application and enhance energy saving and emission reduction with an aim to foster its core competitiveness.

3.

Adopt multiple measures for expanding profitability and block the "bleeding point". Support profitable plants with all strength to explore their potential and expand their production, reduce costs and increase efficiency with an aim to enhance profitability; adopt open operation strategy, and adopt models such as diversified equity, introduce partners, actively use and optimize stock assets and increase return on assets for the business entities with lower level of profitability; block the "bleeding point" by closing, stopping and merging the production lines or enterprises or transferring the assets thereof where breakeven could not be achieved even by implementing various measures; explore new development models for the old enterprises whose capability in sustainable development is not strong and rely on the relevant national policies.

4.

Deepen efforts in operational transformation and reinforce its fundamental management. Continue to push forward transformation of its operation, strengthen the leadership level of management structure and reinforce the concept of lean management and the development of capability. At the same time, enhance efforts in the establishment and promotion of model factory and nurture the culture of continuous improvement to boost impetus within the organization and improve management.

5.

Conduct more in-depth market research and raise operational capability through greater efforts in the strategic analysis on the market. Endeavors should be made to better grasp market opportunities and avert risks. Optimize centralized procurement and continue to engage in strategic cooperation with major suppliers and introduce more innovative procurement management. Leverage the advantages of the Company's brand, market influence as well as channel management of the Company, with a view to raise the capability in lowering procurement costs, increase sales earnings and ultimately enhance operational and management efficiencies.

6.

Scale down investments, invest in the projects on the key structural adjustment and strategic transformation of the Company with limited resources and funding, so as to ensure investment return. Expand investment channels, ensure safety of cash flows. Optimize capital structure and reduce cost of financing.

In 2013, the Group will strive to significantly reduce its losses, and turn its losses into profits in order to bring valuable returns to our shareholders.

Xiong Weiping
Chairman

Beijing, the PRC
March 27, 2013

Management's Discussion and Analysis of Financial Position and Results of Operations

Business Segments

The Group is principally engaged in alumina refining, primary aluminum smelting, aluminum fabrication products and the trading of related products and coal. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina to the Group's internal aluminum plants and external customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials to the Group's internal manufacture plants and external customers outside the Group in the PRC.

Corporate and other operating segment, which mainly include management of corporate, research and development activities.

Results of Operations

The Group's net loss attributable to owners of the parent for 2012 was RMB8,234 million, representing a significant decrease from a net profit of RMB238 million of the corresponding period of the preceding year. This was mainly attributable to:

1.

Due to the global economic depression, the aluminum prices continued to fall since the fourth quarter in 2011. As compared with the corresponding period of the preceding year, the full-year average sales price of Group's self-produced aluminum declined by approximately 7%. The price factor led to a year-on-year decrease of RMB6,600 million in the gross profit from the principal activities, representing 95% of the total amount of year-on-year decrease in gross profit.

At the end of 2012, the aluminum prices declined by approximately 6% as compared with the end of 2011, which caused the increase of RMB1,032 million in the balance of provision for inventory impairment at the end of 2012 as compared with the end of the preceding year.

2.

The decrease in grade and the increase in prices of the domestic bauxite. The restriction on the bauxite export imposed by the Indonesian government caused the Group to decrease its production capacity of approximately 1.70 million tonnes, which increased the costs of alumina in 2012 by approximately 4% year-on-year.

However, the production consumption of major products of the Group was in a decline trend which resulted the reduction in consumption of RMB1,184 million. Furthermore, the Group strived for the directly purchase policy, dry seasons and rainy seasons policy and multilateral pricing policy for power procurement actively, which resulted in the decrease of loss of approximately of RMB897 million.

3.

The Group pressed ahead with the structural adjustment and the strategic transformation. The development of business toward the upstream expanded the size of interest-bearing debts, which increased the finance costs by approximately 39.65%. However, as for the cash flow from operating activities, upon implementating of lean cash flow management, the Group achieved a net cash inflows of RMB1,122 million and a year-on-year fall of 0.52 percentage points regarding the average interest rate of the Group's loans and borrowings.

4.

The Group optimized the assets structure, phased out of obsolete capacity and centralized retirement of fixed assets of RMB470 million, which expanded the non-recurring loss of the Group to a certain extent.

Revenue

The Group's revenue for 2012 was RMB149,479 million, representing an increase of RMB3,605 million from RMB145,874 million of the corresponding period of the preceding year, on par with that of the preceding year. This was mainly attributable to the slightly increase in the export trading volume of the Group.

Cost of Sales

Total cost of sales of the Group was RMB149,803 million for 2012, representing an increase of RMB11,692 million or 8.47% from RMB138,111 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the export trading volume and the growth in the costs of alumina.

Selling and Administrative Expenses

The Group's selling expenses for 2012 was RMB1,968 million, representing an increase of RMB345 million from RMB1,623 million of 2011. This was mainly attributable to an increase in storage and transportation expenses due to the new coal trading business and the increased sales volume, while selling expenses per unit was on par with that of the preceding year.

The Group's general and administrative expenses for 2012 were RMB2,993 million, representing an increase of RMB214 million from RMB2,779 million of 2011. This was mainly attributable to the transferring of engineering projects into fixed assets and the administrative expenses for new businesses.

Finance Costs, Net

The Group's net finance costs for 2012 were RMB4,599 million, representing an increase of RMB1,305 million from RMB3,294 million of 2011. This was primarily attributable to the Group's move towards the upstream businesses under the structural strategic adjustment, which led to an increase of RMB21.8 billion in the interest-bearing debt as compared with the balance as of the year end of 2011.

Income Tax

The Group's income tax expenses for 2012 was RMB-448 million, representing a decrease of RMB575 million from RMB127 million of the corresponding period of the preceding year. This was mainly attributable to the partial recognition of deferred tax assets due to the significant loss of the Group in 2012.

Discussion of Segment Operations

Alumina Segment

Revenue

The Group's revenue from the alumina segment of 2012 was RMB31,846 million, representing an increase of RMB719 million or 2.31% from RMB31,127 million of the corresponding period of the preceding year.

The revenue from internal sales of alumina segment of 2012 was RMB28,169 million, representing an increase of RMB103 million from RMB28,066 million of the corresponding period of the preceding year, on par with that of the preceding year.

The revenue from external sales of alumina segment of 2012 was RMB3,677 million, representing an increase of RMB616 million or 20.12% from RMB3,061 million of the corresponding period of the preceding year.

Segment Loss

The Group's loss in the alumina segment of 2012 was RMB3,745 million, representing a decrease of RMB4,097 million from the profit of RMB352 million of the corresponding period of the preceding year.

Primary Aluminum Segment

Revenue

The Group's revenue from the primary aluminum segment of 2012 was RMB58,036 million, representing an increase of RMB56 million from RMB57,980 million of the corresponding period of the preceding year, on par with that of the preceding year.

The revenue from internal sales of the primary aluminum segment of 2012 was RMB25,581 million, representing a decrease of RMB511 million from RMB26,092 million of the corresponding period of the preceding year, on par with that of the preceding year.

The revenue from external sales of primary aluminum segment of 2012 was RMB32,455 million, representing an increase of RMB567 million from RMB31,888 million of the corresponding period of the preceding year, on par with that of the preceding year.

Segment Loss

The Group's loss in the primary aluminum segment of 2012 was RMB3,085 million, representing a decrease of RMB3,990 million from the profit of RMB905 million of the corresponding period of the preceding year.

Aluminum Fabrication Segment

Revenue

The Group's revenue from the aluminum fabrication segment of 2012 was RMB9,567 million, representing a decrease of RMB2,228 million or 18.89% from RMB11,795 million of the corresponding period of the preceding year.

Segment Loss

The Group's loss in the aluminum fabrication segment of 2012 was RMB1,386 million, representing an increase of loss of RMB1,050 million from the loss of RMB336 million of the corresponding period of the preceding year.

Trading Segment

Revenue

The Group's revenue from the trading segment of 2012 was RMB117,295 million, representing an increase of RMB8,123 million or 7.44% from RMB109,172 million of the corresponding period of the preceding year.

The revenue from internal sales of trading segment was of 2012 RMB12,522 million, representing an increase of RMB2,674 million or 27.15% from RMB9,848 million of the corresponding period of the preceding year, among which, the revenue from the internal sales of products purchased from internal sources of the Group was RMB1,531 million, whereas the revenue from the internal sales of products purchased from external sources of the Group was RMB10,991 million.

The revenue from external sales of trading segment of 2012 was RMB104,773 million, representing an increase of RMB5,449 million or 5.49% from RMB99,324 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products was RMB38,184 million, whereas the revenue from the external sales of products from external suppliers of the Group was RMB66,589 million.

Segment Profit

The Group's profit in the trading segment of 2012 was RMB438 million, representing a decrease of RMB233 million or 34.72% from RMB671 million of the corresponding period of the preceding year.

Corporate and Other Operating Activities

Revenue

The Group's revenue from the corporate and other operating segment of 2012 was RMB308 million, representing an increase of RMB132 million from RMB176 million of the corresponding period of the preceding year.

Segment Loss

The Group's segment loss in corporate and other operating segment of 2012 was RMB1,449 million, representing an increase of loss of RMB398 million from the loss of RMB1,051 million of the corresponding period of the preceding year, mainly due to the increase in the finance costs, which was because the move towards the upstream business under the strategic transformation and structural adjustment expanded the size of interest-bearing debts.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of December 31, 2012, the Group's current assets amounted to RMB49,016 million, representing a decrease of RMB954 million from RMB49,970 million as of the beginning of the year.

As of December 31, 2012, the Group's cash and cash equivalents and restricted cash and time deposits amounted to RMB10,192 million, representing a decrease of RMB1,453 million from RMB11,645 million as of the beginning of the year, mainly due to the reduction of the cost of capital and compression in capital stock scale.

As of December 31, 2012, the Group's net balance of inventories amounted to RMB25,596 million, representing an increase of RMB1,472 million from RMB24,124 million as of the beginning of the year, primarily due to an increase in inventories upon the Group's newly commissioned capacity and the expansion of trade volume.

As of December 31, 2012, the Group's current liabilities amounted to RMB83,853 million, representing an increase of RMB21,493 million from RMB62,360 million as of the beginning of the year, primarily due to the new issuance of debt financing instruments and additional interest-bearing debts resulting from the Group's efforts in optimization of its debt portfolio with lower interest-bearing borrowings.

As of December 31, 2012, the liquidity ratio of the Group was 0.58, representing a decrease of 0.22 from 0.80 as of the end of 2011, and the quick ratio was 0.28, representing a decrease of 0.13 from 0.41 as of the end of 2011.

Non-current Liabilities

As of December 31, 2012, the Group's non-current liabilities amounted to RMB37,392 million, representing an increase of RMB773 million from RMB36,619 million as of the beginning of the year, primarily due to the increase in long-term borrowings for the investment in Simandou Project held by its associate of Simfer Jersey Limited.

As of December 31, 2012, the debt to asset ratio of the Group was 69.28%, representing an increase of 6.29 percentage points from 62.99% as of the end of 2011.

OTHER INCOME

The Group's other income represents government subsidies which amounted to RMB744 million of 2012, representing an increase of RMB558 million from RMB186 million of the corresponding period of the preceding year, mainly including the electricity price subsidies.

SHARE OF PROFIT OF JOINTLY CONTROLLED ENTITIES

For the year ended December 31, 2012, the Group's share of profit of jointly controlled entities amounted to RMB37 million, representing a decrease of RMB85 million from RMB122 million of the corresponding period of the preceding year, primarily due to a decrease in the share of profit from Guangxi Huayin.

SHARE OF PROFIT OF ASSOCIATES

For the year ended December 31, 2012, the Group's share of profit of associates amounted to RMB255 million, representing a decrease of RMB148 million from RMB403 million of the corresponding period of the preceding year, primarily due to the decrease in the share of profit of Zhaogu Coal.

MEASUREMENT OF FAIR VALUE

The Group strictly adopted policy for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its financial assets and liabilities at fair value through profit or loss are accounted at fair value, others are stated at historical cost.

As of December 31, 2012, the commodity future contracts and foreign currency forward contracts held by the Group, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB6 million and RMB3 million, respectively, representing an increase of RMB2 million and an increase of RMB2 million, respectively, as compared with that at the end of 2011. The changes were accounted for as gains on changes in fair value. The amount of future contract for commodity held which was accounted for as financial liabilities and measured at fair value through profit or loss was RMB13 million, representing an increase of RMB11 million from RMB2 million at the end of 2011. The changes were accounted for as losses from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

As of December 31, 2012, the Group assessed the net realizable value of its inventories. Upon assessment, the provisions for inventory impairment held as of December 31, 2012 amounted to RMB1,407 million, representing an increase of RMB1,032 million as compared with the provisions for impairment of RMB375 million at the end of 2011, of which additional provisions for inventory impairment amounted to RMB1,396 million and reversal of inventory impairment amounted to RMB364 million through the cost of sales upon the sales of the inventories.

The Group has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES AND CAPITAL COMMITMENT

For the twelve months ended December 31, 2012, the Group's accumulated project investment expenditures amounted to RMB9,626 million, which mainly consisted of investments in energy saving and consumption reduction, environmental protection, resources acquisition and scientific research, which mainly included the 2*300MW thermal power project of Jiaozuo Wanfang, the Baotou Aluminum captive power plant and the alumina project of Shanxi Huaxing in Xing County.

As of December 31, 2012, the Group's capital commitment for investment in property, plant and equipment amounted to RMB40,976 million, of which those contracted but not provided for amounted to RMB8,416 million and those authorized but not contracted for amounted to RMB32,560 million.

Cash and Cash Equivalents

As of December 31, 2012, the Group's cash and cash equivalents amounted to RMB9,064 million, including foreign currency deposits of RMB185.82 million, RMB11.91 million, RMB4.96 million, RMB1.00 million and RMB0.02 million denominated in US dollars, Hong Kong dollars, Australian dollars, Euro and GBP, respectively.

Cash Flows from Operating Activities

For the year of 2012, the Group's net cash generated from operating activities amounted to RMB1,122 million, representing a decrease of RMB1,368 million from RMB2,490 million of the corresponding period of the preceding year, mainly attributable to the high cash outflows due to the significant loss in the Group, yet the streamlined management of cash flow secured the positive cash flows from operating activities.

Cash Flows from Investing Activities

For the year of 2012, the Group's net cash outflows used in investing activities amounted to RMB23,153 million, representing an increase of RMB13,438 million from the net outflows of RMB9,715 million for the corresponding period of the preceding year, which was mainly attributable to the payment of RMB11,645 million for Simandou Project, RMB1,220 million for acquiring of the equity interests of Ningxia Electricity Power Group, RMB657 million for purchasing the Coal Project (), and RMB9,631 million for the construction projects and acquiring the resources.

Cash Flows from Financing Activities

For the year of 2012, the Group's net cash flows generated from financing activities amounted to RMB20,429 million, representing an increase of RMB11,587 million from RMB8,842 million of the corresponding period of the preceding year. This was mainly due to the increase of external debt financing during the year.

Charge on Assets

Details of the charge on assets of the Group are set out in Note 25 to the financial statements.

Foreign Currency Risk

Details of the foreign currency risk and related risk-hedging methods are set out in Note 3 to the financial statements.

Corporate Strategy and Mode

The Group devoted to keeping its leading position in the domestic market. We aim to become a globally competitive aluminium corporation, by launching in-depth structural and strategic reform, optimizing industrial structure and significantly improving asset quality and profitability.

Based on industry and market circumstances, the Company will concern both long term development and short term benefits, activate assets structural adjustment and optimize resources allocation. Through speeding up strategic transformation, propping up cost reduction and efficiency improvement and fostering structural adjustment, the Company will comprehensively improve management, bolster its efforts in substantially reducing loss and strive for profitability.

Accelerating strategic transformation. The Company will proactively develop coal and electricity businesses, build the power segment and advance the construction of Simandou iron ore project.

Propping up cost reduction and efficiency improvement. The Company will uphold multiple measures for expanding profitability. In combination of efforts from the Company as a whole, the Company will underpin enterprises with profitability to unleash their potential and improve their production, as well as enforce suspension and perform rationalization of production for those production lines or enterprises where breakeven could not be achieved. The Company will deepen market reforms, implement an accountability system on the management team in accomplishing business objective for risk premium, enlarge new pathways for an open business development and activate the vigor of business management. Through deepening operational transformation, the Company will improve energy efficiency, further optimize indicators and lower energy consumption. The Company will improve mine management, extend channels for imported mine, increase its own mining of bauxite and improve the degree of mine assurance. The Company will intensively conduct market research, grasp market opportunities and increase its market influence. The Company will further expand the proportion of direct procurement of bulk raw fuel materials to reduce procurement costs. By way of downsizing investment scale, the Company will deploy limited capital into major structural adjustment and strategic transformation projects, thereby ensure investment return.

Hastening structural adjustment. The Company will incessantly strengthen mine construction, improve self-sufficiency of bauxite resources and optimize alumina portfolio. The Company will accelerate the shift of focus to the west concerning aluminum and the construction of self-generation units. The Company will strive to take the lead in technology in the industry and accelerate the transformation of scientific results into industrial application, further expand diversified operation, promote active use of inventory as to raise the level of assets and revenue. The Company will keen on speeding up overseas development and shift the focus of its production capacity to countries and regions with abundant resources and energy.

Comprehensively improve management. The Company will strengthen the leadership level of management structure and extend the scope, depth and intensity of operational transformation as to raise its cost control capability. The Company will conduct new trainings as an integral part of corporate culture to consistently improve old practices. Combined with analysis made on the Company's objective of cost reduction, the Company will adopt cost reduction measures undertaken by enterprise leader. Focusing on cost reduction and efficiency improvement, the Company will thoroughly advance operational transformation on 4 specific areas such as energy efficiency improvement etc. The Company will build the Guangxi Branch and Jiaozuo Wanfang to become exemplary plants, foster promotion and reproduction thereof throughout the Company, as well as construct 25 CBS functional modules.

Director's Report

The Board hereby submits the Directors' Report together with the audited financial statements for the year ended December 31, 2012.

Principal Activities

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the PRC. The Group is principally engaged in mining of bauxite, production and sales of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in operating of coal and iron ore businesses as well as trading of non-ferrous metal products and coal products from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

Financial Summary

The results of the Group for the year ended December 31, 2012 are set out in the consolidated statement of comprehensive income on pages 122 to 123. A five-year financial summary of the Group is set out on pages 9 to 11.

Dividend

The Board recommended no distribution or payment of final dividend for the year ended December 31, 2012.

Total dividends paid during the preceding two years are as follows:

	2011	2010

Total dividends paid: (RMB million)	nil	154
Percentage to profits attributable to owners of parent: (%)	nil	20

Share Capital

Details of the share capital of the Company are set out in Note 19 to the financial statements.

Debentures

Details of debentures of the Company are set out in Note 21 to the financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 124 to 125 and Note 20 to the financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 7 to the financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company, where there are differences between the PRC accounting standards and the International Financial Reporting Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of December 31, 2012, the distributable reserves of the Company amounted to approximately RMB10,172 million.

Use of Proceeds

During the year, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-proceeds

During the year, the uses of non-proceeds are set out as follows:

(1)

The alumina project of Shanxi Huaxing Alumina in Xing County: Investment in project construction amounted to RMB4,621 million, by the end of 2012, RMB2,242 million of capital expenditure had been incurred; major construction of sub projects are basically completed. The project is expected to be completed in July 2013, with an alumina plant with an annual production capacity of 0.8 million tonnes and a bauxite mine of 0.99 million tonnes.

(2)

The Baotou Aluminum captive power plant: Investment in project construction amounted to RMB2,715 million, by the end of 2012, RMB482 million of capital expenditure had been incurred. The project is expected to be completed in August 2014, with an electricity production capacity for electrolytic aluminum production of 3.928 billion kWh.

Pre-emptive Rights

Pursuant to the Articles of Association of the Company and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB18.59 million during the year (2011: approximately RMB19.18 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no material litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities

There was no material contingent liabilities during the year which was required to be disclosed.

Directors and Supervisors

The Directors and Supervisors during the year and up to the date of this report were:

Executive Directors

Xiong Weiping	re-appointed on June 22, 2010
Luo Jianchuan	re-appointed on June 22, 2010
Liu Caiming	appointed on May 31, 2011,
redesignated to a Non-executive Director on March 8, 2013
Liu Xiangmin	re-appointed on June 22, 2010

Non-executive Directors

Shi Chungui	re-appointed on June 22, 2010
Lv Youqing	appointed on June 22, 2010

Independent non-executive Directors

Zhang Zhuoyuan	re-appointed on June 22, 2010
Wang Mengkui	re-appointed on June 22, 2010
Zhu Demiao	re-appointed on June 22, 2010

Supervisors

Ao Hong	re-appointed on June 22, 2010
Yuan Li	re-appointed on June 22, 2010
Zhang Zhankui	re-appointed on June 22, 2010

Profiles of the Directors and Supervisors are set out on pages 16 to 23.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the Articles of Association of the Company, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in Note 31 to the financial statements. For the year ended December 31, 2012, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

During the year ended December 31, 2012, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2012, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

For the year ended December 31, 2012, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of December 31, 2012, the Group had 97,990 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the difference in locality of the plant and the average age of the employees.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2012. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2012.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Group were entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended December 31, 2012, not more than 30% of the Group's total sales was attributable to the five largest customers of the Group.

For the year ended December 31, 2012, not more than 30% of the Group's total cost of sales was attributable to the raw materials provided to the Group by the five largest suppliers of the Group.

Code on Corporate Governance

For the year ended December 31, 2012, save for the deviation in respect of segregating the roles of Chairman and Chief Executive Officer, the Company was in compliance with the code provisions of the Code on Corporate Governance (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of Chairman and Chief Executive Officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The financial statements of the Group for the year ended December 31, 2012 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by Ernst & Young.

The Company has appointed Ernst & Young as its auditor in 2012.

Xiong Weiping
Chairman

Beijing, the PRC
March 27, 2013

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the fourth session of the Supervisory Committee of Aluminum Corporation of China Limited, I hereby submit to the Annual General Meeting a report on the work of the Supervisory Committee for the past year.

During the year, the Supervisory Committee attended the Company's general meetings and Board meetings in accordance with powers and duties provided by the Company Law and the Articles of Association. Through focusing on the adaption to the Company's constant development and change with time, the enhancement of its operating transparency and standardization, the establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1.	Members of the Supervisory Committee

The fourth session of the Supervisory Committee of the Company comprised of 3 members, namely Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui, with Mr. Ao Hong serving as the chairman thereof. Among the members in the fourth session of the Supervisory Committee of the Company, Mr. Ao Hong and Mr. Zhang Zhankui were Supervisors representing the shareholders, whereas Mr. Yuan Li was an employee-representative Supervisor. The term of all members of the fourth session of the Supervisory Committee of the Company will expire at the conclusion of the Company's 2012 annual general meeting.

2.	Supervisory Committee Meetings

During the year, four Supervisory Committee meetings were held by the Supervisory Committee of the Company, which mainly involved the following:

The eighth meeting of the fourth session of the Supervisory Committee was held on March 16, 2012, with three Supervisors attending the meeting (3 persons with valid votes), which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the 2011 annual report, the 2011 Work Report of the Supervisory Committee, the 2011 Corporate Social Responsibility Report and 2011 Self-assessment Report on Internal Control.

The ninth meeting of the fourth session of the Supervisory Committee was held by means of written resolution on April 27, 2012. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2012 First Quarterly Financial Report of the Group.

The tenth meeting of the fourth session of the Supervisory Committee was held on August 24, 2012. Three Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the 2012 Interim Financial Report of the Group.

The eleventh meeting of the fourth session of the Supervisory Committee was held by means of written resolution on October 30, 2012. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2012 Third Quarterly Financial Report of the Group.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the reporting period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of the Company and shareholders in discharging their duties up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the reporting period.

(III)	Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true and all the connected transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial status and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the audit report on the financial statements of the Group as issued by Ernst & Young, the international auditor, and Ernst & Young Hua Ming LLP, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

During the reporting period, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Transactions of the Company

During the reporting period, the procedures for entering into connected transactions by the Company were in compliance with the requirements under the Hong Kong Listing Rules. The information on connected transactions was timely and sufficiently disclosed and the contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee attended work meetings of the Audit Committee of the Board held respectively in March 2012 and August 2012 and listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2012 Assessment Report on Internal Control of the Company" and the "Working Papers of Directors Assessment on the Internal Control of the Company", and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

(VIII)	Implementation of Self-examination and Self-correction for Standard Operations of the Company

In May 2012, upon the receipt of the "Notice on Implementing Self-examination and Correction for the Standard Operations of Listed Companies in Beijing Area", issued by Beijing Securities Regulatory Bureau, the Chairman of the Supervisory Committee personally deployed and set up a working group. And the group conducted corresponding self-examinations on the standard operation of the Company through carefully reviewing four aspects, including the duty performance of the Supervisory Committee, the duty performance of the Board, the duty performance of the senior management, and the information disclosure. After such self-examination, no irregularities of the Company's operations were discovered. On July 12, 2012, the Company filed Beijing Securities Regulatory Bureau with a report on self-examination and self-correction for standard operation as well as the review papers.

In 2013, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Articles of Association. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, connected transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Ao Hong
Chairman of the Supervisory Committee

Beijing PRC
March 27, 2013

Report on Corporate Governance and Internal Control

Code on Corporate Governance

The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the overlapping roles of Chairman and CEO being performed by the same person, the Company has been in compliance with the code provisions in the "Code on Corporate Governance" as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines.

The Articles of Association, the terms of reference of the Audit Committee, the terms of reference of the Supervisory Committee and the Codes on Securities Dealings by Directors, Supervisors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company. The Directors believe that, save for the overlapping of the roles of Chairman and CEO being performed by the same person, the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee, Executive Committee, Information Disclosure Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Audit Committee are Independent Non-executive Directors, of whom Mr. Zhu Demiao, the Chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

Securities Dealings by the Directors, Supervisors and Relevant Employees

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the year, the fourth session of the Board of the Company consists of nine Directors, with four Executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin, two Non-executive Directors, namely Mr. Shi Chungui and Mr. Lv Youqing, and three Independent Non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiong Weiping is the Chairman and CEO.

The terms of the Non-executive Directors are as follows:

Whether allowed to
be re-appointed upon
	Commencement date	Expiry date	expiry of the term

Shi Chungui	June 22, 2010	Date of the 2012 annual	Allowed to be re-appointed
general meeting
Lv Youqing	June 22, 2010	Date of the 2012 annual	Allowed to be re-appointed
general meeting
Zhang Zhuoyuan	June 22, 2010	Date of the 2012 annual	Not allowed to be re-appointed
general meeting
Wang Mengkui	June 22, 2010	Date of the 2012 annual	Allowed to be re-appointed
general meeting
Zhu Demiao	June 22, 2010	Date of the 2012 annual	Allowed to be re-appointed
general meeting

The Board confirmed that it has received the annual written confirmation of independence from each Independent Non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were independent.

Code Provision A.2.1 under Appendix 14 of the Hong Kong Listing Rules stipulates that the roles of Chairman and CEO should be separated and should not be performed by the same individual. Mr. Xiong Weiping is the Chairman and CEO of the Company. The Board believes that vesting the roles of both Chairman and CEO in the same person provides the Company with strong and consistent leadership and allows for effective and efficient planning and implementation of business decisions and strategies. The Board believes that such arrangement will not have negative influence on the balance of rights and authorizations between the Board and the management of the Company.

Each Director acted in the interests of the shareholders, and used his best endeavours to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, de-mergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "Listed Company Announcement" on the page of "Investor Relations" on the website of the Company.

Given the diversity and scale of the Group's business, the Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported amendment and performance of material contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the Non-executive Directors, and fully understood their opinions and advices on the operation of the Company and the work of the Board.

The Company has appointed a sufficient number of Independent Non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The three Independent Non-executive Directors of the Company are independent. They are professionals with extensive experience in the respective fields of finance and economics. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

During the year, none of the Independent Non-executive Directors of the Company raises any objection to the resolutions proposed at Board meetings or other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, directly or indirectly, in any material contracts entered into by the Company or any of its subsidiaries during 2012.

In 2012, 4 physical Board meetings were held by the Company, namely:

The 24th meeting of the 4th session of the Board convened on March 16, 2012;

The 27th meeting of the 4th session of the Board convened on April 27, 2012;

The 29th meeting of the 4th session of the Board convened on August 24, 2012;

The 32nd meeting of the 4th session of the Board convened on October 30, 2012.

A total of 39 resolutions were considered and approved in the above 4 meetings. Save for the aforesaid physical Board meetings, the 7 Board meetings were convened by means of telecommunications by the Company in 2012, in which a total of 15 resolutions were considered and approved. The work of the Board of the Company during the year mainly include:

1.	Review of the Company's annual, interim and quarterly results reports;

2.	Review of the non-distribution of final dividend for 2011 and the non-transference of capital reserves into share capital;

3.	Review of the annual production and business plans and budget;

4.	Review of the adjustments of the plan of the non-public issue of A shares;

5.	Review of the adjustments to the annual caps of continuing connected transactions and the renewal of continuing connected transactions from 2013 to 2015 as well as the annual caps thereof;

6.	Amendment to the Articles of Association and the formulation of plan of shareholders' return for 2012-2014;

7.	Review of several newly formulated and amended basic management systems;

8.	Review of the Company's remuneration proposal for the Directors, Supervisors and Senior Management members;

9.	Review of the issuance of debt financing instruments and proposed material acquisitions by the Company, etc..

The attendance of all Directors including Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming, Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Lv Youqing, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao in the 11 board meetings held in 2012 are as follows:

	Required				Required
	attendance			Attendance	attendance		Attendance	Required		Attendance
	at physical			rate of	at tele-		rate of tele-	attendance		rate of
	Board	Actual		physical	communication	Actual	communication	at general	Actual	general
Name of Director	meetings	attendance		meetings	Board meetings	attendance	meetings	meetings	attendance	meetings

Xiong Weiping	4	2	Note 1	50%	7	7	100%	4	3	75%
Luo Jianchuan	4	4		100%	7	7	100%	4	2	50%
Liu Caiming	4	4		100%	7	7	100%	4	1	25%
Liu Xiangmin	4	3	Note 2	75%	7	7	100%	4	3	75%
Shi Chungui	4	4		100%	7	7	100%	4	4	100%
Lv Youqing	4	4		100%	7	7	100%	4	3	75%
Zhang Zhuoyuan	4	4		100%	7	7	100%	4	4	100%
Wang Mengkui	4	4		100%	7	7	100%	4	2	50%
Zhu Demiao	4	4		100%	7	7	100%	4	4	100%

Note 1:

The 24th meeting of the fourth session of the Board: Mr. Xiong Weiping appointed Mr. Luo Jianchuan as his alternate to attend the meeting and vote in accordance to his expressed intention; The 27th meeting of the fourth session of the Board: Mr. Xiong Weiping appointed Mr. Luo Jianchuan as his alternate to attend the meeting and vote in accordance to his expressed intention.

Note 2:	The 29th meeting of the fourth session of the Board: Mr. Liu Xiangmin appointed Mr. Luo Jianchuan as his alternate to attend the meeting and vote in accordance to his expressed intention.

Minutes of each physical meetings were recorded by a designated person, and proposals approved at the meetings were passed by way of resolutions, which were recorded and filed in accordance with relevant laws and regulations.

Implementation of Shareholders' Resolutions by Directors

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and annual Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions of the Board would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. Confronted with the possible adverse impact imposed on the Company arising from the uncertainties in global economic development, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit of the Company.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2012 amounted to RMB2.890 million, among which Independent Non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in Note 31 to the financial statements.

As of December 31, 2012, no stock appreciation rights scheme had been adopted by the Company.

Director's Receipt of the Company's Information and Training

The Secretarial Office to the Board offered comprehensive services to the Directors and provided all Directors with sufficient information on a timely basis to ensure that they are notified of the Company's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Secretarial Office to the Board sent Directors' Newsletter () to the Directors every month to inform the Directors about the latest information and brief of the changes and development of the Group's business as well as the laws, rules and regulations on their duties and responsibilities. In addition, all Directors have participated in continuous professional development in 2012 to develop and refresh their knowledge and skill to ensure that their contribution to the Board remains informed and relevant. The training received by each Director in 2012 is as follows:

Name of Director	Training (Note 1)

Xiong Weiping	A, C
Luo Jianchuan	A, C
Liu Caiming	A, C
Liu Xiangmin	A, C
Shi Chungui	A, B, C
Lv Youqing	C
Zhang Zhuoyuan	C
Wang Mengkui	C
Zhu Demiao	B, C

Note 1:

A.	2012 Training for Directors, Supervisors and Senior Management organized by the Beijing Securities Regulatory Bureau.

B.	Received training on information such as certain major updates on the laws and regulations on listed company of Hong Kong organized by law firms in Hong Kong.

C.	Self-study on the latest amendments on the Hong Kong Listing Rules and the Code on Corporate Governance.

Functions of Corporate Governance of the Board

The followings are corporate governance functions performed by the Board which were implemented by the committees thereof:

(a)	Formulation and review of the policies and practice on corporate governance of the Company;

(b)	Review and supervision on the training and continuous professional development of the Directors and senior management;

(c)	Review and supervision on the policies and practice on compliance with laws and regulatory requirements of the Company;

(d)	Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual, if any; and

(e)	Review the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Listing Rules.

In 2012, the Board commenced the following works on corporate governance:

Formulation of the rules of procedures for shareholders' meetings;

Amendment of the rules of procedures for the Board;

Amendment of terms of reference of the Audit Committee, Nomination Committee and Remuneration Committee;

Amendment of the measures of the management of connected transactions, transfers of funds with related parties and external guarantees;

Amendment of the system of management of inside information and insiders; and

Determination of the caps of continuing connected transactions of the Company for the three years from 2013 to 2015.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

Three Independent Non-executive Directors had been appointed as the members of the Audit Committee of the fourth session of the Board of the Company, namely Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui and Mr. Zhu Demiao was appointed as the chairman of the committee upon consideration and approval on the first meeting of the fourth session of the Board on June 22, 2010. The term of office of the Audit Committee members will expire upon the conclusion of the Company's 2012 annual general meeting.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2012, the Audit Committee of the Board held six meetings (including three physical meetings and three meetings by way of written resolutions) in total with an average attendance rate of 100% for all the members, of which, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended all the meetings in person. The validity of the meetings was in compliance with the relevant requirements of the Rules.

In 2012, major duties of the Audit Committee were as follows:

1.	supervised the Company's financial reporting, and considered the Company's annual, interim and quarterly financial reports;

2.	considered the Annual Work Report of the Audit Committee;

3.	considered the Annual and Half-year Anti-fraud Work Report of the Company;

4.	considered the Self-assessment Report on Internal Control of the Company;

5.	considered the Annual Risk Assessment Report of the Company;

6.	considered the internal and external audit work reports;

7.	listened to the work report of the auditors; and

8.	approved the submission of the proposal regarding the appointment of auditors of the Company for the year 2012 to the Board.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided recommendations in relation to the operation and management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions, before finalising their recommendations for submission of the audited financial report to the Board of the Company for review; the committee also resolved on the reappointment of the auditors of the Company for the year 2012 which was further submitted to the Board for review.

The Audit Committee and the management discussed the internal control system of the Company, so as to make sure that the management had performed their duties in establishing an effective internal control system, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient.

The Audit Committee is of the view that the Company had complied with the requirements of the above corporate internal control system during the year.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

The Remuneration Committee consists of four Directors, of which Independent Non-executive Directors shall form the majority. Members of the committee are nominated by the Chairman or more than one-third of the Directors, appointed and removed by election of majority of Directors. The committee shall have a chairman, who shall be an Independent Non-executive Director. The chairman of the committee is nominated by the Chairman of the Company, appointed and removed by election of the Board.

The Remuneration Committee of the fourth session of the Board consists of three Independent Non-executive Directors, namely Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan and one Non-executive Director, namely Mr. Lv Youqing. Mr. Zhang Zhuoyuan is the chairman of the committee. Duties of the Remuneration Committee include:

1.	review and discuss the Company's remuneration policies for Directors, Supervisors and senior management;

2.	review operation results indicators and the performance assessment management measures of the Executive Committee;

3.	review and discuss the Company's remuneration and bonus policies for members of the Executive Committee and senior management;

4.	provide advice on other material events regarding remuneration.

The Remuneration Committee of the Board held one meeting in 2012 which was attended in person by Mr. Zhu Demiao, Mr. Wang Mengkui, Mr. Zhang Zhuoyuan and Mr. Lv Youqing. The attendance rate for the meeting was 100%. Two proposals were considered at the meeting, namely (1) the basic framework of remuneration standards for 2012 for the Company's Directors, Supervisors and senior management members; and (2) renewal of liability insurance for the Company's Directors, Supervisors and senior management members from 2012 to 2013. Both proposals were approved and passed by way of resolutions in the meeting.

The Company adopted the remuneration determination model where remuneration packages for individual Directors and senior management members were recommended to the Board by the Remuneration Committee. The Remuneration Committee is responsible for the determination of the management measures and packages of the remuneration of the Directors, including Non-executive Directors and Independent Non-executive Directors, employee-representative Supervisor and senior management members on individual basis and the recommendation in respect thereof to the Board.

The Nomination Committee consists of five Directors, of which Independent Non-executive Directors shall form the majority. Members of the Committee are nominated by the Chairman or more than one-third of the Directors, appointed and removed by election of majority of Directors. The committee shall have a chairman, who shall either be the Chairman or an Independent Non-executive Director. The chairman of the committee is appointed and removed by election of the Board.

The fourth session of the Nomination Committee consists of two Executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, as well as three Independent Non-executive Directors, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, with Mr. Xiong Weiping as the chairman of the committee. Duties of the Nomination Committee include:

1.	discuss and recommend candidates for Independent Directors of the Board;

2.	discuss and recommend members of the Board or other personnel to be candidates for members of special committees;

3.	prepare the appointment and management procedures and re-election plan for members of the Executive Committee and other senior management members;

4.	provide advice to the appointment and dismissal of the members of the Executive Committee and other senior management members;

5.	provide advice to the appointment and dismissal of other personnel which is considered important.

The procedures for appointment of new Directors of the Company are: the Nomination Committee of the Board nominates a Director candidate for consideration and approval of the Board, which is then put forward for election at a general meeting.

No meeting was held by the Nomination Committee in 2012, as there is neither election of the Board or resignation of senior management. However, the Nomination Committee will regularly circulate documents for review in written form or by telephone.

Minutes of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded and filed in compliance with relevant laws and regulations.

Apart from the aforesaid committees established by the Board, the following committees were also established by the Company:

Development and Planning Committee

The Development and Planning Committee consists of, among others, the Executive Directors, namely, Mr. Luo Jianchuan and Mr. Liu Xiangmin, with Mr. Luo Jianchuan as the chairman of the committee. Duties of the Development and Planning Committee include reviewing and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules.

Executive Committee

The Executive Committee comprises Mr. Xiong Weiping (Chairman), Mr. Luo Jianchuan (President), Mr. Liu Caiming and Mr. Liu Xiangmin (both Senior Vice Presidents), Mr. Ding Haiyan, Mr. Jiang Yinggang, Mr. Xie Hong and Ms. Qiao Guiling (all Vice Presidents). Mr. Xiong Weiping and Mr. Luo Jianchuan served as the chairman and vice chairman of the current session of the Executive Committee respectively. Mr. Liu Caiming and Mr. Ding Haiyan resigned their positions in the Executive Committee on March 8, 2013. On the same day, the Board appointed Mr. Xie Weizhi as a member of the Executive Committee.

Information Disclosure Committee

Great importance is attached by the Company to accurate, timely, fair and transparent disclosure of information. All information (including annual and interim results) to be disclosed would be subject to the approval of the Company's Information Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and related information, the chief financial officer will ensure that the Company's results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and regulations.

Occupational Health and Safety and Environment Committee

The establishment of Occupational Health and Safety and Environment Committee was approved on the 19th meeting of the third session of the Board of the Company held on March 26, 2010. The Occupational Health and Safety and Environment Committee comprises Mr. Lv Youqing and Mr. Liu Xiangmin, with Mr. Lv Youqing as the chairman. Duties of the Occupational Health and Safety and Environment Committee include consideration of the Company's annual planning on health, environmental protection and safety, supervision of the Company's actual implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. The Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules.

Supervisory Committee

The Supervisors are responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. The fourth session of the Supervisory Committee of the Company consisted of three members, namely Mr. Ao Hong, Mr. Yuan Li and Mr. Zhang Zhankui, of whom Mr. Ao Hong and Mr. Zhang Zhankui are shareholder representative Supervisors. The term of office for all members of the fourth session of the Supervisory Committee of the Company will expire upon conclusion of the 2012 annual general meeting. In 2012, the Supervisory Committee convened four meetings, at which the committee reviewed the Company's financial position, internal control and the legal compliance of its operations as well as diligence of the senior management, and undertook all tasks on the principle of good faith.

The Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law and the Articles of Association. It attended the general meetings and Board meetings as observers. Focusing on finding ways to adapt to the Company's development changes development, enhance the Company's operational transparency and standardization, promote the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and medium-sized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

During the reporting period, the chairman of the Supervisory Committee was responsible for organizing and implementing self-examination and rectification for the Company, in order to comply with the requirements of the "Notice of Implementation of Self-examination and Rectification in Standardizing Operation of Listed Companies in Beijing Jurisdiction" () issued by Beijing Securities Regulatory Bureau. The inspection addressed four major aspects including performance of duties by the Supervisory Committee, performance of duties by the Board of Directors, and senior management and information disclosure. Through examination of records and classification of rules, and under the principle of "Objectiveness, Fairness and Responsibility", the Supervisory Committee conscientiously inspected the Company's corporate governance and information disclosure on an item-by-item basis. The Committee prepared a work report on the self-examination and rectification based on the inspection results in compliance with the regulatory requirements. The report was submitted to Beijing Securities Regulatory Bureau upon signing by all of the Supervisors.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2012, the Company convened one annual general meeting, three extraordinary general meetings, two class meetings for holders of A shares and two class meetings for holders of H shares. All meetings mentioned above were held in the Company at No. 62, North Xizhimen Street, Beijing as follows:

The 1st extraordinary general meeting for 2012, 1st class meeting for holders of A shares for 2012 and 1st class meeting for holders of H shares for 2012 held on May 4, 2012;

The 2011 annual general meeting held on June 29, 2012;

The 2nd extraordinary general meeting for 2012, 2nd class meeting for holders of A shares for 2012 and 2nd class meeting for holders of H shares for 2012 held on October 12, 2012;

The 3rd extraordinary general meeting for 2012 held on November 27,2012.

30 proposals were considered at the above meetings and the major proposals considered at the general meetings include:

1.	the Report of the Board, Report of Supervisory Committee and Financial Report for the year 2011;

2.	the non-distribution of final dividend for 2011 and non-transfer of reserves to increase the share capital;

3.	the adjustments to the plan of non-public issue of A shares;

4.	the adjustments of the annual caps and the renewal of the continuing connected transactions from 2013 to 2015 as well as the caps thereof;

5.	the remuneration proposal for the Company's Directors and Supervisors for the year 2012;

6.	the amendments to the Articles of Association and formulation of the Shareholders' Return Plan for 2012 - 2014;

7.	the amendments to Rules of Procedures for the Board of Directors and Rules of Procedures for the Supervisory Committee;

8.	the issuance of debt financing instruments;

9.	the general mandate granted to the Board of the Company to issue additional H shares.

All the proposals at the general meetings were approved with an average approval rate of 99.7938%.

Convening of Extraordinary General Meeting

According to the Articles of Association of the Company, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must be made in writing and specify the resolutions of the meeting and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Proposals at the General Meeting

According to the Articles of Association of the Company, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Inquiry to the Board

For any inquiry to the Board, please contact the department of investor relations at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email:ir@chalco.com.cn).

Trainings for the Company Secretary

Ms. Liu Qiang, the Company Secretary, is a full-time staff of the Company. She is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2012, Ms. Liu Qiang completed not less than 15 hours of relevant professional trainings.

Investor Relations

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2012, after publishing the 2011 annual results, the Company arranged roadshow to visit investors and arranged four corporate visits for investors and more than 40 group visits to the Company by investors, and participated in eight investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" of the China Securities Regulatory Commission ("CSRC"), the twenty-eighth meeting of the fourth session of the Board and the 2nd extraordinary general meeting for 2012 considered and approved the amendments to the provisions relating to profit distribution and cash dividends in the Articles of Association of the Company and formulated the Shareholders' Return Plan for the Three Years from 2012 to 2014 of Aluminum Corporation of China Limited. The revised Articles of Association of the Company and formulated Shareholders' Return Plan for the Three Years from 2012 to 2014 of Aluminum Corporation of China Limited shall become effective upon the approval from the State-owned Assets Supervision and Administration Commission of the State Council (the "SASAC").

The amended basic principles of profit distribution policy of the Company are (1) taking full account of return to investors and distributing dividend to Shareholders per annum in proportion to the distributable dividend realized for the year concerned; (2) maintaining the continuity and stability of the Company's dividend distribution policy, whilst at the same time taking care of the interest of the Company in the long term, the interest of the Shareholders as a whole, as well as the sustainable development of the Company; (3) giving priority to dividend distribution in cash.

The amended dividend distribution policies of the Company are specified as (1) dividend shall be distributed in the following manner: the Company may distribute dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, interim profit distribution may be made by the Company; (2) specific circumstances for and proportions of cash dividend of the Company: save in exceptional circumstances, if the Company's profit for the year and its cumulative undistributed profit are positive, the Company may distribute dividend in cash and the profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash for the past three years will not be less than 30% of the average annual distributable profit realized for the past three years.

As of December 31, 2012, the total market capitalization of the Company was approximately RMB60,496 million, among which, the total market capitalization of the A shares of the Company amounted to approximately RMB49,148 million and the market capitalization of the H shares of the Company was approximately HK$14,001 million (equivalent to approximately RMB11,348 million).

Note:

As of December 31, 2012, the number of issued shares of the Company was 13,524,487,892, including 9,580,521,924 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB5.13, and H share closing price was HK$3.55 on December 31, 2012. For details of classes of shareholders, please refer to page 31.

Corporate Management and Internal Control

Executive Committee

The Executive Committee is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the Executive Committee convened Executive Committee meetings, which are chaired by the chairman of the Executive Committee and attended by its members, and the presidential office meetings, which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half-yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley Act, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control over financial reporting. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the Company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to track its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company.

As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in the headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

In 2012, with reference to the regulatory documents on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and USA, the Company improved, optimized, testified and evaluated internal control over production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting according to changes of internal and external environments, whilst ensuring that the internal control system of the Company was still in effect. The conclusion set out in the management's self-evaluation report on the effectiveness of internal control on financial reporting was valid. Key internal control works implemented by the Company were as follows:

The Company had further improved the internal control system across three spectrums covering corporate governance system, business and finance procedures and information system control, in compliance with the requirements of the "Basic Principles of Corporate Internal Control", "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and the U.S. Sarbanes-Oxley Act.

According to the "Basic Principles of Corporate Internal Control", and focusing on the target of internal control, the Company streamlined and optimized its existing internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also carried out necessary tests to ensure the sustained effectiveness of the system design and operation.

In 2011, the Company has established a comprehensive risk management system through formulating measures for the overall risk management and drawing up operation manual.

Under the authorization of the Board of the Company, the Audit Committee of the Company performed its functions in accordance with the authority given under the Articles of Association and the Work Rules for the Board and formulated the Work Rules for the Audit Committee.

Since the listing of the Company, the finance department of the Company has been preparing the Company's financial reports in accordance with the Hong Kong Financial Reporting Standards and supplemented the reports with the Reconciliation Table under U.S. Standards () in compliance with the requirements of the Hong Kong Stock Exchange and the U.S. Securities and Exchange Commission. In 2007, the U.S. Securities and Exchange Commission issued an order permitting listed companies in the U.S. to prepare its financial reports in accordance with the International Financial Reporting Standards; and agreed that in so doing, companies would be exempted from submitting the supplementary Reconciliation Table under U.S. Standards ().

Auditor's Remuneration

According to the relevant regulations issued by the Ministry of Finance of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the "SASAC Rotation Requirements").

In accordance with the SASAC Rotation Requirements and as approved at the 2011 annual general meeting of the Company on June 29, 2012, the Company ceased to re-appoint PricewaterhouseCoopers Zhong Tian CPAs Company Limited ("PwC Zhong Tian") and PricewaterhouseCoopers ("PwC") as the domestic and international auditors of the Company. Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") have been appointed as the Company's domestic and international auditors respectively for the year 2012.

PwC Zhong Tian and PwC have confirmed that there are no matters in relation to the cessation of their services which should be brought to the attention of the shareholders of the Company.

The aggregate fees in respect of audit and non-audit services provided by Ernst & Young during the year were RMB24.76 million.

Directors' and Auditors' Acknowledgment

All Directors acknowledged their responsibility for preparing the financial statements for the year ended December 31, 2012.

Auditor's reporting responsibilities are set out in the independent auditor's report on page 116.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three Independent Directors and six Non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of Independent Directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of the CSRC and the Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and provide to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

Acquiring part of the shares of Ningxia Electric Power Group Co., Ltd. ("Ningxia Power")

On August 11, 2012, the Company signed an equity transfer agreement with China Zhongtou Trust Co.,Ltd. ("Zhongtou Trust"). The Company has acquired 11.88% equity interests of Ningxia Power in consideration of RMB675 million. On August 13, 2012, the Company signed an equity transfer agreement with the Bank of China Group Investment Ltd. ("BOCGI"). The Company will acquire 23.42% equity interests of Ningxia Power held by BOCGI, with the consideration of an equivalent of RMB1,348 million in Hong Kong Dollars. On December 31, 2012, the Company has bid 23.66% equity interests of the Ningxia Power shares, listed to sell by Huadian Power International Corporation Limited on the Shanghai United Assets and Equity Exchange, with the bidding price of RMB1,362 million. On December 31, 2012, the Company signed with Ningxia Power and three of its shareholders on the Capital Increase Agreement, that Ningxia Power is to add RMB1.45 billion to its registered capital, and the Company is to fully subscribe the newly added capital with a subscription price of RMB2 billion, premium of new registered capital RMB550 million. As of December 31, 2012, the Company held 35.54% equity interests in Ningxia Power. When the above acquisition and capital increase activities were completed on January 23, 2013, the Company obtained 70.82% equity interests of the Ningxia Power shares. The Company took effective control of Ningxia Power from January 23, 2013. For details of the matter, please refer to the announcements of the Company dated August 13, 2012 and December 31, 2012.

Save as aforesaid, the Company has no other material acquisitions during the year that are required to be disclosed.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Guarantees

As at the date of this report, the several responsibility guarrantee provided by the Company for the Shanxi Huaze has a balance of RMB70 million.

In November 2011, the Company entered into a Guarantee Agreement with Natixis, the agent for a consortium of lender loans, the guarantee period of which will expire upon full repayment of debts under the master contract. As at the date of this report, the Company provided a several responsibility guarantee in respect of a loan of USD300 million of Chalco Trading Hong Kong Co., Limited, its wholly-owned subsidiary.

In March 2012, the Company and China Development Bank entered into Guarantee Contract on USD loans, providing Chalco Hong Kong Limited, a wholly-owned subsidiary of the Company, a several responsibility guarantee for a loan of USD702 million, which would expire two years after the expiry of the debt performance period under the principal contract. As at the date of this report, Chalco Hong Kong Limited has withdrawn USD438.8 million in the contract, and the several responsibility guarantee has a balance of USD438.8 million.

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the shareholders approved the grant of a counter guarantee to Chinalco in respect of the guarantee provided by Chinalco in favor of Rio Tinto plc ("Rio Tinto") in the Simandou iron ore project in Guinea.

Save as aforesaid, there were no other external guarantees provided by the Company which are required to be disclosed.

6.	Fund Management

There was no significant fund under the management that is required to be disclosed during the year.

7.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

When the Company offered its A share in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

To date, both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment only made up an insignificant portion of the Company's revenue. Further, the sales regions of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different. In this regard, there is limited competition between Chinalco and the Company in respect of pseudo-boehmite business.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

When condition becomes mature, both Chinalco and the Company will continue to duly complete the matters undertaken within the time limit.

In August 2011, the Company undertook to make its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang within five years.

8.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

9.	Results Warning for the First Quarterly of 2013

It is expected that the Company will record losses for the first quarter of 2013. Relevant details will be disclosed in the 2013 First Quarterly Report of the Company.

10.	Explanation of Other Significant Events

Non-public Offering of A shares

On March 8, 2012, it was resolved at the 23rd meeting of the 4th session of the Board of the Company that the Company would cease to proceed with the proposed issuance of the non-public offering of A shares plan, under which not more than 1 billion A shares would be issued, approved by the CSRC on September 20, 2011, and at the same time resolved to propose the issuance of not more than 1.25 billion A shares in the PRC (the "Original 2012 Issuance Proposal"). On April 5, 2012, the SASAC approved the Original 2012 Issuance Proposal. The Original 2012 Issuance Proposal and other related matters were considered and approved on May 4, 2012 by the shareholders at the 1st Extraordinary General Meeting for 2012, the 1st Class Meeting for Holders of A Shares for 2012 and the 1st Class Meeting for Holders of H Shares for 2012. On August 24, 2012, adjustment on the Original 2012 Issuance Proposal that not more than 1.45 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors and other related matters (the "New 2012 Issuance Proposal") was approved at the 29th meeting of the 4th session of the Board of the Company. On October 12, 2012, the Company received the approval of the New 2012 Issuance Proposal from the SASAC. The New 2012 Issuance Proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012 on October 12, 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012. On December 7, 2012, the Listing Committee of the CSRC reviewed and unconditionally approved the new 2012 issuance proposal. The Company received a reply from CSRC on the approval of our non-public offering of shares in relation to the New 2012 Issuance Proposal on March 14, 2013 with the effective period of 6 months after the approval date. As at the date of this report, the Company has not yet issued any non-public offering of A shares. For details of the matter, please refer to the announcements of the Company dated March 8, April 5, May 5, and August 24, 2012.

11.	Significant Subsequent Events

On March 8, 2013, due to job re-designation, Mr. Liu Caiming resigned as the Senior Vice President, Chief Financial Officer, and member of the Executive Committee, while continuing to serve his position as a Director, re-designated from a Executive Director to a Non-executive Director. Mr. Ding Haiyan resigned as the Vice President and member of the Executive Committee. For the Company's operational need, the Board of the Company considered and approved the appointment of Mr. Xie Weizhi as Vice President, Chief Financial Officer, and member of the Executive Committee, as recommended by Nomination Committee under the 4th Session of the Board.

Please refer to other significant subsequent events after the reporting period, which are disclosed in Note 39 of the financial statements.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by the Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2012. For the year ended December 31, 2012, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

	Aggregated	Percentage of
	consideration	turnover (for
	(for the year ended	the year ended	Annual cap
	December 31, 2012)	December 31, 2012)	for the year 2012
	(in RMB million)		(in RMB million)

Purchases of goods or services:

(A) Comprehensive Social and
Logistics Services Agreement
(Counterparty: Chinalco)	305	0.20%	970

(B) General Agreement on Mutual
Provision of Production
Supplies and Ancillary Services
(Counterparty: Chinalco)	2,331	1.56%	5,200

(C) Xinan Aluminum Mutual Provision
of Products and Services
Framework Agreement
(Counterparty:
Xinan Aluminum (Group)
Company Limited
("Xinan Aluminum"))(1)	3,242	2.17%	6,300

(D) Mineral Supply Agreement
(Counterparty: Chinalco)	35	0.02%	1,100

(E) Provision of Engineering,
Construction and Supervisory
Services Agreement
(Counterparty: Chinalco)	2,321	1.55%	16,400

(F) Land Use Rights Leasing
Agreement
(Counterparty: Chinalco)	633	0.42%	1,300

(G) Buildings and
Office Buildings Leases
(Counterparty: Chinalco)	64	0.04%	110

(H) Framework Agreement for
Aluminum Products
Fabrication Services
(Counterparty: Chinalco)	142	0.09%	240

(I) Financial Services Agreement (2)
(Counterparty: Chinalco
Finance Co., Ltd.
("Chinalco Finance"))
(a) Original Financial
Services Agreement
(during the period from
January 1, 2012-
August 25, 2012)			Daily cap of
Daily cap of deposit balance			deposit balance
(including accrued interests)	2,583	1.73%	2,800

(b) Revised Financial
Services Agreement
(during the period from
August 26, 2012 -
December 31, 2012)			Daily cap of
Daily cap of deposit balance			deposit balance
(including accrued interests)	1,747	1.17%	5,000

Sales of goods or services:

(A) General Agreement on
Mutual Provision of
Production Supplies and
Ancillary Services
(Counterparty: Chinalco)	3,429	2.29%	11,500

(B) Xinan Aluminum Mutual
Provision of Products
and Services Framework
Agreement
(Counterparty: Xinan Aluminum)	5,012	3.35%	9,000

Note:	1.

On June 29, 2012, the annual general meeting considered and approved the 2012 annual cap of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (expenditure) entered with Xinan Aluminum be increased from RMB5.2 billion to RMB6.3 billion. For detailed information on this connected transaction, please refer to the announcement of the Company dated April 27, 2012 and the circular dated May 15, 2012.

	2.	As the original financial services agreement expired on August 25, 2012, the Company and Chinalco Finance re-entered the financial services agreement on August 24, 2012 and set up the new annual caps.

Notes:

1.	The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable, and are in the interest of the Company's Shareholders;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated October 27, 2009, February 28, 2011, August 26, 2011, April 27, 2012 and October 12, 2012 made by the Company in respect of each of the disclosed continuing connected transactions.

3.

On December 23, 2011, Chinalco entered into an agreement with China Cinda Asset Management Corporation for the acquisition of its 32.15% equity interest in Xinan Aluminum. Upon the acquisition, the equity interest held by Chinalco in Xinan Aluminum increased from 17.81% to 49.96% and Xinan Aluminum had thus become an associate of Chinalco. Since Xinan Aluminum holds 40% equity interest in Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum"), a subsidiary of the Company, Xinan Aluminum is an associate of Chinalco and Chinalco is deemed to directly hold 40% equity interest in Chalco Southwest Aluminum pursuant to the Hong Kong Listing Rules. Chalco Southwest Aluminum is thus a connected subsidiary of the Company and the transactions between the Company and Xinan Aluminum or between the Company and Chalco Southwest Aluminum both constitute connected transactions.

4.

Certain related party transactions in Note 36 to the financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further information on the continuing connected transactions of this year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination:

the services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

monthly payment

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(a)	Supplies and Ancillary Services Provided by Chinalco to the Company

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services.

(b)	Supplies and Ancillary Services Provided by the Company to Chinalco

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies; and

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(C)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of initial agreement:

October 20, 2008

Parties:

Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

purchase of products and services by Chalco Southwest Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services;

(iii)	sale of products by Chalco Southwest Aluminum to Xinan Aluminum, such products include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps; and

(iv)	purchase of products by CIT, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(D)	Mineral Supply Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as supplier

the Company as recipient

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties.

Price determination:

(1)

for the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs); and

(2)	for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

Payment term:

cash on delivery

(E)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as provider and recipient

the Company as recipient and provider

Existing term:

The original agreement expired on December 31, 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided).

Price determination:

Services are provided according to government guidance price, and if none, market price.

Payment term:

Payment shall generally be made (a) 10 to 20% of the contract price before the provision of the relevant service, a maximum of 70% of the contract price during the provision of the relevant service and 10% to 20% upon successful provision of relevant service; (b) pursuant to the current market practice; or (c) pursuant to the arrangement agreed by both parties. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.

(F)	Land Use Rights Leasing Agreement

Date of initial agreement:

November 5, 2001

Parties:

Chinalco as landlord

The Company as tenant

Term:

50 years expiring on June 30, 2051

As previously disclosed in the letter dated December 27, 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities such that relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC.

Price determination:

The rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(G)	Buildings and Office Buildings Leases

(i)	Buildings Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord and tenant

The Company as landlord and tenant

Term:

20 years expiring on June 30, 2020.

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company.

Price determination:

The rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

Monthly payment

(ii)	Office Buildings Leasing Agreement

Date of initial agreement:

October 15, 2011

Parties:

CAD as landlord

The Company as tenant

Term:

The original agreement expired on December 31, 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of Transaction:

Leasing of an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, from CAD as the headquarters of the Company

Price determination:

The prevailing market rate

Payment term:

Prepay semi-annually

(H)	Framework Agreement for Aluminum Products Fabrication Services

Date of initial agreement:

February 28, 2011

Parties:

The Company as the client

Chinalco as the fabrication service provider

Existing term:

The original agreement expired on December 31, 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from January 1, 2013, expiring on December 31, 2015.

Nature of transaction:

Aluminum products fabrication services, including but not limited to:

(i)	the provision of alumina fabrication and production services by Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company; and

(ii)

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils etc. by Qinghai Aluminum Company, a wholly owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company.

Price determination:

Same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Monthly payment

(I)	Financial Services Agreement

On August 26, 2011, the Company entered into the Financial Services Agreement with Chinalco Finance, a wholly-owned subsidiary of Chinalco and a non-banking financial institution legally established with the approval of the China Banking Regulatory Commission and is a professional institution engaging in corporate financial services. Pursuant to the Financial Services Agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group. Upon the signing of the Financial Services Agreement by both parties and completion of the relevant legal process, the Agreement is valid for a term of one year.

Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to its own needs. Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance. The agreement shall become effective upon execution by both parties and completion of the relevant legal procedures and remain valid for a term of three years, expiring on August 25, 2015.

Pursuant to the financial services agreement, the daily maximum deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB5 billion within the validity period of the financial services agreement. Within the validity period of the financial services agreement, Chinalco Finance shall provide a daily maximum loan and the expense from other financial services not exceeding RMB10 billion (including accrued interests) and RMB50 million in total per year to the Group respectively.

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated August 26, 2011 and August 24, 2012 and the circular dated October 12, 2012.

CONNECTED TRANSACTIONS

Acquisition of Fixed Assets of Huatong Charcoal

The Company has entered into an Asset Transfer Agreement with Qinghai Aluminum Huatong Charcoal Co., Ltd. () ("Huatong Charcoal", a subsidiary of Chinalco), a connected person of the Company, on 16 March 2012, pursuant to which, the Company acquired certain fixed assets owned by Huatong Charcoal in consideration of RMB145.9 million, which was paid by the Company in two installments.

For more detailed information on this connected transaction, please refer to the announcement of the Company dated March 16, 2012.

Independent Auditors' Report

To the shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 118 to 308, which comprise the consolidated and company statements of financial position as at December 31, 2012, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2012, and of the Group's loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

22/F CITIC Tower,
1 Tim Mei Avenue, Central
Hong Kong
March 27, 2013

Statements of Financial Position
December 31, 2012
(Amounts expressed in thousands of RMB
unless otherwise stated)

Group	Company

		December 31,	December 31,	December 31,	December 31,
	Notes	2012	2011	2012	2011

ASSETS

Non-current assets
Intangible assets	6	4,260,018	4,148,770	3,472,982	3,333,207
Property, plant and equipment	7	96,248,091	93,775,373	59,036,344	59,980,769
Land use rights and
leasehold land	8	2,594,208	2,558,312	1,177,652	1,064,391
Investments in subsidiaries	9	-	-	21,516,264	16,120,747
Investments in jointly
controlled entities	10(a)	1,936,950	1,457,229	1,332,950	1,250,896
Investments in associates	10(b)	17,211,965	2,492,586	3,511,233	922,000
Available-for-sale
financial investments	11	64,500	44,878	7,000	7,000
Deferred tax assets	12	2,116,986	1,517,339	1,525,206	1,121,711
Other non-current assets	13	1,568,148	1,169,962	393,259	647,958

Total non-current assets		126,000,866	107,164,449	91,972,890	84,448,679

Current assets
Inventories	15	25,596,476	24,124,379	12,917,041	13,265,158
Trade and notes receivables	16	2,615,862	5,631,765	2,168,360	3,728,017
Other current assets	17	9,851,418	7,665,985	10,225,227	5,072,831
Financial assets at fair value
through profit or loss		8,983	5,807	-	2,461
Restricted cash and
time deposits	18	1,128,015	1,053,435	543,271	75,063
Cash and cash equivalents	18	9,063,593	10,591,306	4,396,234	4,006,936

		48,264,347	49,072,677	30,250,133	26,150,466
Assets of a disposal group
classified as held for sale	14	751,669	897,031	-	-

Total current assets		49,016,016	49,969,708	30,250,133	26,150,466

Total assets		175,016,882	157,134,157	122,223,023	110,599,145

Group	Company

		December 31,	December 31,	December 31,	December 31,
	Notes	2012	2011	2012	2011

EQUITY AND LIABILITIES
EQUITY
Equity attributable to
owners of the parent
Share capital	19	13,524,488	13,524,488	13,524,488	13,524,488
Other reserves	20	19,930,226	19,714,708	20,912,514	20,822,161
Retained earnings
- proposed final dividend	34	-	-	-	-
- others	20	10,353,049	18,586,803	10,171,706	16,948,542

		43,807,763	51,825,999	44,608,708	51,295,191
Non-controlling interests		9,963,387	6,328,687	-	-

Total equity		53,771,150	58,154,686	44,608,708	51,295,191

LIABILITIES
Non-current liabilities
Interest bearing loans and
borrowings	21	36,635,652	35,968,526	25,075,406	25,958,354
Deferred tax liabilities	12	-	4,456	-	-
Other non-current liabilities	22	756,669	646,091	587,172	506,039

Total non-current liabilities		37,392,321	36,619,073	25,662,578	26,464,393

Current liabilities
Financial liabilities at fair value
through profit or loss		12,662	2,280	11,222	-
Interest bearing loans and
borrowings	21	67,915,181	46,737,845	44,346,980	26,023,952
Other payables and accrued
expenses	23	8,805,315	7,168,325	4,692,741	4,000,063
Trade and notes payables	24	7,059,194	8,401,310	2,900,794	2,815,546
Income tax payable		61,059	50,638	-	-

Total current liabilities		83,853,411	62,360,398	51,951,737	32,839,561

Total liabilities		121,245,732	98,979,471	77,614,315	59,303,954

Total equity and liabilities		175,016,882	157,134,157	122,223,023	110,599,145

Net current liabilities		(34,837,395)	(12,390,690)	(21,701,604)	(6,689,095)

Total assets less current
liabilities		91,163,471	94,773,759	70,271,286	77,759,584

The accompanying notes are an integral part of these financial statements.

Xiong Weiping	Xie Weizhi
Director	Chief Financial Officer

Consolidated Statement of
Comprehensive Income
Year ended December 31, 2012
(Amounts expressed in thousands of RMB
unless otherwise stated)

	Notes	2012	2011

Revenue	5	149,478,821	145,874,433
Cost of sales	26	(149,802,658)	(138,111,367)

Gross (loss)/profit		(323,837)	7,763,066

Selling and distribution expenses	27(a)	(1,967,922)	(1,622,788)
General and administrative expenses	27(b)	(2,992,968)	(2,779,429)
Research and development expenses		(198,946)	(218,026)
Impairment loss on property, plant and equipment	7	(19,903)	(279,750)
Other income	28(a)	744,490	185,501
Other (losses)/gains, net	28(b)	(25,484)	538,033

Operating (loss)/profit		(4,784,570)	3,586,607

Finance income	29	314,179	138,778
Finance costs	29	(4,913,559)	(3,432,352)
Share of profits and losses of:
Jointly controlled entities	10(a)	37,040	122,262
Associates	10(b)	254,848	402,701

(Loss)/profit before income tax		(9,092,062)	817,996

Income tax benefit/(expense)	32	448,479	(127,492)

(Loss)/profit for the year		(8,643,583)	690,504

Attributable to:
Owners of the parent		(8,233,754)	237,974
Non-controlling interests		(409,829)	452,530

		(8,643,583)	690,504

	Notes	2012	2011

Other comprehensive income/(loss), net of tax:
Exchange differences on translation of
foreign operations		18,752	(22,041)

Other comprehensive income/(loss) for the year,
net of tax		18,752	(22,041)

Total comprehensive (loss)/income for the year		(8,624,831)	668,463

Total comprehensive
(loss)/income for the year attributable to:
Owners of the parent		(8,215,002)	215,933
Non-controlling interests		(409,829)	452,530

		(8,624,831)	668,463

Basic and diluted (loss)/earnings per share
attributable to ordinary equity
holders of the parent
(expressed in RMB per share)	33	(0.61)	0.02

Details of the dividends payable and proposed for the year are disclosed in Note 34 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of
Changes in Equity
Year ended December 31, 2012
(Amounts expressed in thousands of RMB
unless otherwise stated)

Attributable to owners of the parent

Capital reserves (Note 20)

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	Equity
	(Note 19)			(Note 20)	(Note 20)	(Note 20)

At January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the year	-	-	-	-	-	-	(8,233,754)	(8,233,754)	(409,829)	(8,643,583)

Other comprehensive income
for the year:
Exchange differences on
translation of foreign operations	-	-	-	-	-	18,752	-	18,752	-	18,752

Total comprehensive income/(loss)	-	-	-	-	-	18,752	(8,233,754)	(8,215,002)	(409,829)	(8,624,831)

Release of deferred
governmental subsidies	-	-	203,299	-	-	-	-	203,299	8,544	211,843
Acquisition of non-controlling interests	-	(7,946)	-	-	-	-	-	(7,946)	7,946	-
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	4,104,335	4,104,335
Other appropriation	-	-	-	-	(877)	-	-	(877)	2,310	1,433
Share of reserve of associates	-	-	-	-	2,290	-	-	2,290	8,243	10,533
Transfer from other capital reserves
to share premium	-	258,335	(258,335)	-	-	-	-	-	-	-
Dividends paid by subsidiaries to
non-controlling shareholders
relating to 2011	-	-	-	-	-	-	-	-	(86,849)	(86,849)

At December 31, 2012	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Attributable to owners of the parent

Capital reserves (Note 20)

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	Equity
	(Note 19)			(Note 20)	(Note 20)	(Note 20)

At January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Profit for the year	-	-	-	-	-	-	237,974	237,974	452,530	690,504

Other comprehensive income for
the year:
Exchange differences on translation
of foreign operations	-	-	-	-	-	(22,041)	-	(22,041)	-	(22,041)

Total comprehensive (loss)/income
for the year	-	-	-	-	-	(22,041)	237,974	215,933	452,530	668,463

Release of deferred
governmental subsidies	-	-	165,716	-	-	-	-	165,716	11,834	177,550
Acquisition of non-controlling interests	-	(791)	-	-	-	-	-	(791)	(159,480)	(160,271)
Acquisition of assets	-	-	-	-	-	-	-	-	477,197	477,197
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(659)	(659)
Other appropriation	-	-	-	-	14,267	-	-	14,267	84	14,351
Share of reserve of associates	-	-	-	-	3,934	-	-	3,934	11,343	15,277
Dividends relating to 2010	-	-	-	-	-	-	(153,852)	(153,852)	(70,225)	(224,077)

At December 31, 2011	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

The accompanying notes are an integral part of these financial statements.

Consolidated Statement
of Cash Flows
Year ended December 31, 2012
(Amounts expressed in thousands of RMB
unless otherwise stated)

	Notes	2012	2011

Net cash flows from operating activities	35	1,122,352	2,489,756

Investing activities
Purchases of intangible assets		(55,356)	(80,244)
Purchases of property, plant and equipment		(9,148,495)	(8,552,718)
Purchases of land use rights and leasehold land		(1,528)	(107,981)
Proceeds from disposal of property,
plant and equipment		185,926	80,421
Payments of consideration in relation to
acquisitions of subsidiaries, net of cash acquired		-	(91,460)
Payment of consideration for acquisition
of non-controlling interests		-	(85,429)
Investment in jointly controlled entities	10(a)	(171,564)	(140,000)
Investment in associates	10(b)	(13,406,845)	(816,965)
Investment in available-for-sale investment	11	(27,400)	-
Investment income on financial products		26,960	22,854
Proceeds from disposal of
available-for-sale investments		-	256
Dividends received		112,984	102,393
Interest received		49,668	5,611
Decrease in time deposits		19,821	10,000
(Payment)/proceeds from settlement of futures,
options and forward foreign
exchange contracts, net		(107,616)	550,863
Deposit for investment projects	13,17	(300,111)	(536,672)
Loans to related parties	36	(585,504)	(363,665)
Repayment of loans from related parties	36	210,169	-
Loan to a third party		(100,000)	-
Governments grants received		251,857	392,344
Others		(106,056)	(104,155)

Net cash flows used in investing activities		(23,153,090)	(9,714,547)

	Notes	2012	2011

Financing activities
Instalment payment of bonds issuance expenses		(21,000)	(21,000)
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		29,468,136	17,733,500
Repayments of short-term bonds and
medium-term notes		(18,000,000)	(15,700,000)
Drawdown of short-term and long-term loans		74,346,531	56,477,596
Payments of loan deposit		(365,400)	-
Repayments of short-term and long-term loans		(63,925,148)	(45,378,131)
Proceeds from government subsidies		180,290	-
Capital injection from non-controlling interests		4,104,335	-
Dividends paid by subsidiaries to
non-controlling shareholders		(52,859)	(69,780)
Dividends paid to the equity holders of the Company		-	(153,852)
Interest paid		(5,305,932)	(4,045,880)

Net cash flows from financing activities		20,428,953	8,842,453

Net (decrease)/increase in cash and cash
equivalents		(1,601,785)	1,617,662
Cash and cash equivalents at beginning of year	18	10,591,306	8,982,710
Net foreign exchange difference		74,072	(9,066)

Cash and cash equivalents at end of year	18	9,063,593	10,591,306

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2012
(Amounts expressed in thousands of RMB
unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabricated products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, iron ore, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Stock Exchange of Hong Kong Limited and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by State-owned Assets Supervision and Administration Commission of the State Council.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In addition, these financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss, which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.12.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

Going concern

As at December 31, 2012, the Group's current liabilities exceeded its current assets by approximately RMB34,837 million (December 31, 2011: RMB12,391 million). The directors of the Company has considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2013;

*

Unutilised banking facilities of approximately RMB96,942 million as at December 31, 2012, of which amounts totaling RMB54,859 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2011, except for the following amendments to IFRS effective as at January 1, 2012:

*	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) - Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

*	IFRS 7 Financial Instruments: Disclosures (Amendment) - Enhanced Derecognition Disclosure Requirements

*	IAS 12 Income Taxes (Amendment) - Deferred Taxes: Recovery of Underlying Assets

The major impact arising from adoption of the above amendments is described below:

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) - Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendments had no impact to the Group.

IFRS 7 Financial Instruments: Disclosures (Amendment) - Enhanced Derecognition Disclosure Requirements

The amendments require additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Group's financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendments require disclosures about the entity's continuing involvement in derecognised assets to enable the users to evaluate the nature of, and risks associated with, such involvement. Additional disclosures in respect of the Group's notes receivable endorsement arrangement has been included in Note 16 to the financial statements.

IAS 12 Income Taxes (Amendment) - Deferred Taxes: Recovery of Underlying Assets

This amendment clarifies the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The Group does not have investment property carrying at fair value for the year ended December 31, 2012. Therefore, the amendment has had no effect on the Group's financial position, performance or its disclosures.

2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective, in these financial statements:

IAS 1	Presentation of Items of Other Comprehensive Income - Amendments to IAS 1 [1]
IAS 19	Employee Benefits (Revised) [2]
IAS 27	Separate Financial Statements (as revised in 2011) [2]
IAS 28	Investments in Associates and Joint Ventures (as revised in 2011) [2]
IAS 32	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32 [3]
IFRS 1	Government Loans - Amendments to IFRS 1 [2]
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7 [2]
IFRS 9	Financial Instruments: Classification and Measurement [4]
IFRS 10	Consolidated Financial Statements [2]
IFRS 10,	IFRS 12 and IAS 27 (Revised) Investment Entities - Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) [3]
IFRS 10,	IFRS 11 and IFRS 12 Transition Guidance - Amendments to IFRS 10, IFRS 11 and IFRS 12 [2]
IFRS 11	Joint Arrangements [2]
IFRS 12	Disclosure of Interests in Other Entities [2]
IFRS 13	Fair Value Measurement [2]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine [2]
Annual Improvements May 2012 [2]

[1]	Effective for annual periods beginning on or after 1 July 2012
[2]	Effective for annual periods beginning on or after 1 January 2013
[3]	Effective for annual periods beginning on or after 1 January 2014
[4]	Effective for annual periods beginning on or after 1 January 2015

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income ("OCI"). Items that could be reclassified (or "recycled") to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments affect presentation only and have no impact on the Group's financial position or performance.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. The revised standard introduces significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits and disclosures of defined benefit plans. These amendments are not expected to have any impact on the Group's financial position or performance.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. These amendments are not expected to have any impact on the Group's financial position or performance.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off". The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group's financial position or performance.

IFRS 1 Government Loans - Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendments have no impact on the Group.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity's financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Group's financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC 12 Consolidation - Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Application of this new standard will not have impact on the financial position of the Group because the Group's jointly controlled entities are accounted for using equity method of accounting.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but this standard has no impact on the Group's financial position or performance.

IFRS 10, IFRS 12 and IAS 27 (Revised) Investment Entities - Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised)

The amendments to IFRS 10 were issued in October 2012. The amendments apply to a particular class of business that qualifies as an investment entity. The term "investment entity" refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. The Group expects that these amendments will not have any financial impact on the Group as the Company is not an investment entity as defined in IFRS 10.

IFRS 10, IFRS 11 and IFRS 12 Transition Guidance - Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the International Accounting Standards Board issued amendments to IFRS 10, IFRS 11 and IFRS 12 which clarify the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and provide further relief from full retrospective application of these standards, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments clarify that retrospective adjustments are only required if the consolidation conclusion as to which entities are controlled by the Group is different between IFRS 10 and IAS 27 or SIC 12 at the beginning of the annual period in which IFRS 10 is applied for the first time. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. These amendments will not impact the Group's financial position or performance.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The Group is currently assessing the impact of this interpretation on the financial statements.

Annual Improvements May 2012

These improvements will not have an impact on the Group, but include:

IFRS 1 First-time Adoption of International Financial Reporting Standards

This improvement clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS.

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments: Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with those for total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

2.4	Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries as at December 31, 2012.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expenses in the period in which they are incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group's voting rights relative to the size and dispersion of holdings of other shareholders gives the Group the power to govern the financial and operating policies.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(e)	Jointly controlled entities and associates

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled entities/associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in jointly controlled entities/associates includes goodwill identified on acquisition.

If the ownership interest in a jointly controlled entity/associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit and loss where appropriate.

The Group's share of its jointly controlled entities'/associates' post-acquisition profit or loss is recognised in profit or loss , and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity/associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the jointly controlled is impaired. If investment in jointly controlled entity/associate is impaired, the Group calculates the amount of impairment as the difference between the recoverable amount of the jointly controlled entity/associate and its carrying value and recognises the amount adjacent to "share of profits and losses of jointly controlled entities" and "share of profits and losses of associates" in profit or loss.

Profits and losses resulting from upstream and downstream transactions between the Group and its jointly controlled entities/associates are recognised in the Group's financial statements only to the extent of unrelated investors' interests in the jointly controlled entities/associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

When the investment in jointly control entities/associates is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Dilution gains and losses arising in investments in jointly controlled entities/associates are recognised in profit or loss.

(f)	Disposal of subsidiaries, jointly controlled entities and associates

When the Group ceases to have control or significant influences, any retained interest in the entity is re-measured to its fair value at the date when control or significant influence is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

	(i)	has control or joint control over the Group;

	(ii)	has a significant influence over the Group; or

	(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.7	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which are the Company's functional currency and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance costs, net'. All other foreign exchange gains and losses are presented in "other gains, net" in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(c)	Group companies

The results and financial positions of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii)

income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2.8	Property, plant and equipment (including construction in progress)

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	10-45 years
Machinery	10-30 years
Transportation facilities	10 years
Office and other equipment	4-5 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognised within "other gains, net" in profit or loss.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

Changes in accounting estimate

Since July 1, 2012, the Group has reassessed and adjusted the depreciation method of machinery used in the aluminum fabrication segment. The effect of this change in accounting estimate was recognised prospectively from July 1, 2012. As a result of this change, depreciation expense for the year ended December 31, 2012 and the net carrying value of property, plant and equipment as at December 31, 2012 is decreased and increased by approximately RMB94.3 million and RMB94.3 million, respectively. Annual depreciation expense is expected to be decreased by approximately RMB121.5 million in next year.

2.9	Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(b)	Mining rights and mineral exploration rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortisation is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 30 years. Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Periodic review of the useful life and amortisation method

For intangible assets with finite useful life, the estimated useful life and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.10	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in current period profit or loss. Development expenditures are recognised as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit or loss as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.11	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sales transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.13	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale investment. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of reporting period, which are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.17).

(iii)	Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in profit or loss within "other gains, net", in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale investments are recognised in other comprehensive income.

When securities classified as available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognised in equity are included in profit or loss as "other gains, net".

Interest on available-for-sale securities calculated using the effective interest method is recognised in profit or loss as part of other income. Dividends on available-for-sale equity instruments are recognised in profit or loss as "other income" when the Group's right to receive payments is established.

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

*	the rights to receive cash flows from the asset have expired; or

*

the Group has transferred it rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity investments classified as available-for-sale investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

2.14	Financial liabilities

(a)	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of sale in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

(c)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.15	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.16	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventory is usually determined by the excess of cost over net realisable value and recorded in profit or loss. Net realisable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory is recognised within "cost of sales" in profit or loss.

2.17	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.18	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown as borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.19	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss of the current period.

2.20	Trade and notes payables and other payables

Trade and notes payable and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.21	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by relevant municipal and provincial governments in the PRC. In 2012, the Group made monthly contributions at the rate of 20% (2011: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisation and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employee concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.22	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Share of income tax expense of jointly controlled entities and associates are included in 'share of profits of jointly controlled entities/associates'. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.23	Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognised when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides machinery processing, transportation and packaging services to third party customers. These services are recognised in the period when the related services are provided.

2.24	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

2.25	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.26	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain leasehold land. Leasehold land where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.27	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.28	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.29	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Euro ("EUR"), Japanese Yen ("JPY") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 18 and 21 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at December 31, 2012, the Group only has significant exposure to USD.

As at December 31, 2012, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, net profit for the year would have been approximately RMB205 million (2011: RMB101 million) higher/lower, mainly as a result of foreign exchange gains/losses arising from translation of USD-denominated borrowings. Profit was more sensitive to the fluctuation in RMB/USD exchange rates in 2012 than 2011, mainly due to the increase in USD denominated borrowings.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at December 31, 2012 and 2011.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets except for bank deposits (Note 18), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits were relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at December 31, 2012 and 2011.

The interest rate risk of the Group primarily arises from interest bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 21. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at December 31, 2012, if interest rates had been 100 basis points (December 31, 2011:100 basis points) higher/lower with all other variables held constant, net profit for the year would have been RMB496 million lower/higher (December 31, 2011: RMB376 million), respectively mainly as a result of higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at December 31, 2012 and 2011.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. The Group has policy in place which limits the total quantity of primary aluminum related to these futures and option contracts to 30% of the Group's annual production or 50% of the Group's committed purchases or sales of the Group's trading business.

The Group uses mainly futures contracts and options contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at December 31, 2012, the fair values of outstanding future contracts amounting to RMB5.6 million (December 31, 2011: RMB3.9 million) and RMB12.7 million (December 31, 2011: RMB1.8 million) are recognised in financial assets and financial liabilities at fair value through profit or loss respectively. As at December 31, 2012, there were no options contracts outstanding. As at December 31, 2011, the fair value of outstanding options contracts amounting to RMB0.5 million were recognised in financial liabilities at fair value through profit or loss.

A summary of future contacts held as at December 31, 2012 is as follows:

As at December 31, 2012

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	maturity

Primary aluminum:
- short position	13,110	200,086	198,662	Jan-Feb 2013
- long position	81,235	1,221,845	1,213,709	Jan-May 2013
Copper:
- short position	5,325	304,466	305,079	Jan-Apr 2013
Zinc:
- short position	7,850	121,031	121,013	Jan-Apr 2013
Lead:
- short position	2,550	38,852	38,614	Jan-Feb 2013

As at December 31, 2011

	Quantity
	(expressed	Contract	Market	Contract
	in tones)	value	value	maturity

Primary aluminum:
- short position	1,825	29,302	29,182	Jan 2012
- long position	60,890	935,633	938,518	Jan-Jun 2012
Copper:
- short position	2,900	160,407	160,544	Feb 2012
Zinc:
- long position	3,900	58,284	57,528	Mar-Apr
				2012

As at December 31, 2012, if the commodity futures prices had increased/decreased by 3% (December 31, 2011: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2012	2011

Primary aluminum	Increase/decrease	Decrease/increase
	167 million	87 million
Primary copper	Increase/decrease	Increase/decrease
	12 million	4 million
Primary zinc	Decrease/increase	Decrease/increase
	11 million	21 million
Primary lead	Decrease/increase	Decrease/increase
	0.5 million	3 million

(b)	Credit risk

Credit risk arises from bank balances, trade and notes receivables, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amounts of these receivables and amounts of respective financial guarantees included in Notes 16, 17, 18 and 21 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong state support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. Except for the collateral for some entrusted loans, the Group does not hold any other collateral as security for these receivables.

During the years ended December 31, 2012 and 2011, no revenue derived from an individual customer exceeded 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at December 31, 2012 and 2011.

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at December 31, 2012, the Group had total banking facilities of approximately RMB161,761 million (December 31, 2011: RMB100,520 million) of which amounts totalling RMB64,819 million have been utilised as at December 31, 2012 (December 31, 2011: RMB57,771 million). Banking facilities of approximately RMB89,942 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at December 31, 2012, the Group had credit facilities through its primary aluminum futures agent at LME amounting to USD94 million (equivalent to RMB590.84 million) (December 31, 2011: USD132.00 million (equivalent to RMB831.72 million)) of which USD1.03 million (equivalent to RMB6.47 million) (December 31, 2011: USD1.49 million (equivalent to RMB9.39 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's and the Company's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2012
Long-term bank and
other loans	-	8,049,049	7,771,126	4,090,612	19,910,787
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes
and bonds	-	2,000,000	12,800,000	-	14,800,000
Bond issuance cost payable	-	6,000	-	-	6,000
Short-term bonds	16,500,000	-	-	-	16,500,000
Short-term bank
and other loans	40,313,218	-	-	-	40,313,218
Current portion of
medium-term notes	5,000,000	-	-	-	5,000,000
Current portion of long-
term bank and
other loans	5,945,958	-	-	-	5,945,958
Current portion of long-
term payables	8,330	-	-	-	8,330
Current portion of bond
issuance cost payable	6,000	-	-	-	6,000
Interest payables for
borrowings	1,788,809	1,705,063	2,532,764	905,829	6,932,465
Financial liabilities
at fair value through
profit or loss	12,662	-	-	-	12,662
Financial liabilities included
in other current payables
and accrued expenses
(Note)	6,169,561	-	-	-	6,169,561
Trade and notes payables	7,059,194	-	-	-	7,059,194

	82,803,732	11,760,112	25,103,890	4,996,441	124,664,175

Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2011
Long-term bank and other
loans	-	6,288,818	11,641,562	1,335,599	19,265,979
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes and
bonds	-	5,000,000	9,800,000	-	14,800,000
Bond issuance cost payable	-	12,000	-	-	12,000
Long-term payables	-	8,330	-	-	8,330
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank
and other loans	32,322,794	-	-	-	32,322,794
Current portion of
long-term bank and
other loans	4,164,474	-	-	-	4,164,474
Current portion of
long-term payables	8,380	-	-	-	8,380
Current portion of bond
issuance cost payable	21,000	-	-	-	21,000
Interest payables for
borrowings	3,389,656	1,669,552	1,811,723	197,810	7,068,741
Financial liabilities at
fair value through
profit or loss	2,280	-	-	-	2,280
Financial liabilities included
in other payables and
accrued expenses (Note)	4,846,710	-	-	-	4,846,710
Trade and notes payables	8,401,310	-	-	-	8,401,310

	63,156,604	12,978,700	23,253,285	3,533,409	102,921,998

Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2012
Long-term bank and
other loans	-	4,049,975	4,122,927	975,000	9,147,902
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes
and bonds	-	2,000,000	12,000,000	-	14,000,000
Bond issuance cost payable	-	6,000	-	-	6,000
Short-term bonds	16,500,000	-	-	-	16,500,000
Short-term bank
and other loans	19,370,000	-	-	-	19,370,000
Current portion of
medium-term notes	5,000,000	-	-	-	5,000,000
Current portion of
long-term bank and
other loans	3,320,975	-	-	-	3,320,975
Current portion of
long-term payables	8,330	-	-	-	8,330
Current portion of bond
issuance cost payable	6,000	-	-	-	6,000
Interest payables
for borrowings	1,461,420	1,308,717	1,689,355	328,770	4,788,262
Financial liabilities
at fair value through
profit or loss	11,222	-	-	-	11,222
Financial liabilities included
in other payables and
accrued expenses (Note)	3,598,165	-	-	-	3,598,165
Trade and notes payables	2,900,794	-	-	-	2,900,794

	52,176,906	7,364,692	19,812,282	1,303,770	80,657,650

Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at December 31, 2011
Long-term bank and
other loans	-	3,317,975	5,632,926	1,100,600	10,051,501
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes
and bonds	-	5,000,000	9,000,000	-	14,000,000
Bond issuance cost payable	-	12,000	-	-	12,000
Long-term payable	-	8,330	-	-	8,330
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank
and other loans	14,960,000	-	-	-	14,960,000
Current portion of
long-term bank and
other loans	813,375	-	-	-	813,375
Current portion of
long-term payables	8,380	-	-	-	8,380
Current portion of bond
issuance cost payable	21,000	-	-	-	21,000
Interest payables
for borrowings	2,340,445	1,245,462	1,213,613	171,330	4,970,850
Financial liabilities included
in other payables and
accrued expenses (Note)	2,945,913	-	-	-	2,945,913
Trade and notes payables	2,815,546	-	-	-	2,815,546

	33,904,659	9,583,767	15,846,539	3,271,930	62,606,895

Note:

Advances from customers, accrued interest, taxes other than income taxes payable, accrued payroll and bonus, staff welfare payables, obligations in relation to early retirement schemes, contribute payable for pension insurance, current portion of long-term payable and current portion of bond issuance cost payable are excluded for the purpose of the above analysis.

3.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Group
Financial assets	December 31, 2012

	Financial
	assets at		Available-
	fair value		for-sale
	through	Loans and	financial
	profit or loss	receivables	assets	Total

Current

Trade and notes receivables	-	2,615,862	-	2,615,862
Financial assets at fair value
through profit or loss	8,983	-	-	8,983
Restricted cash and time deposits	-	1,128,015	-	1,128,015
Cash and cash equivalents	-	9,063,593	-	9,063,593
Financial assets included in
other current assets	-	2,721,075	-	2,721,075

Subtotal	8,983	15,528,545	-	15,537,528

Non-current

Available-for-sale investments	-	-	64,500	64,500
Entrusted loans	-	200,000	-	200,000

Subtotal	-	200,000	64,500	264,500

Total	8,983	15,728,545	64,500	15,802,028

Group
Financial liabilities	December 31, 2012

	Financial
	liabilities at	Financial
	fair value	liabilities at
	through profit	amortised
	or loss	cost	Total

Current

Financial liabilities at fair value
through profit or loss	12,662	-	12,662
Interest bearing loans and borrowings	-	67,915,181	67,915,181
Current portion of long-term payables	-	8,330	8,330
Current portion of bond issuance
cost payable	-	6,000	6,000
Interest payables for borrowings	-	548,381	548,381
Financial liabilities included in other
payables and accrued expenses	-	6,169,561	6,169,561
Trade and notes payables	-	7,059,194	7,059,194

Subtotal	12,662	81,706,647	81,719,309

Non-current

Bond issuance cost payable	-	6,000	6,000
Interest bearing loans and borrowings	-	36,635,652	36,635,652

Subtotal	-	36,641,652	36,641,652

Total	12,662	118,348,299	118,360,961

Group
Financial assets	December 31, 2011

	Financial
	assets at		Available-
	fair value		for-sale
	through	Loans and	financial
	profit or loss	receivables	assets	Total

Current

Trade and notes receivables	-	5,631,765	-	5,631,765
Financial assets at fair value
through profit or loss	5,807	-	-	5,807
Restricted cash and time deposits	-	1,053,435	-	1,053,435
Cash and cash equivalents	-	10,591,306	-	10,591,306
Financial assets include in
other current assets	-	1,192,335	-	1,192,335

Subtotal	5,807	18,468,841	-	18,474,648

Non-current

Available-for-sale investments	-	-	44,878	44,878
Entrusted loans	-	300,000	-	300,000

Subtotal	-	300,000	44,878	344,878

Total	5,807	18,768,841	44,878	18,819,526

Group
Financial liabilities	December 31, 2011

	Financial
	liabilities at	Financial
	fair value	liabilities
	through profit	at amortised
	or loss	cost	Total

Current

Financial liabilities at fair value
through profit or loss	2,280	-	2,280
Interest bearing loans and borrowings	-	46,737,845	46,737,845
Current portion of long-term payable	-	8,380	8,380
Current portion of bond issuance
cost payable	-	21,000	21,000
Interest payables for borrowings	-	363,995	363,995
Financial liabilities included in other current
payables and accrued expenses	-	4,846,710	4,846,710
Trade and notes payables	-	8,401,310	8,401,310

Subtotal	2,280	60,379,240	60,381,520

Non-current

Bond issuance cost payable	-	12,000	12,000
Long-term payable	-	8,330	8,330
Interest bearing loans and borrowings	-	35,968,526	35,968,526

Subtotal	-	35,988,856	35,988,856

Total	2,280	96,368,096	96,370,376

The carrying amounts of each of the categories of financial instruments of the Company as the end of the reporting period are as follows:

Company
Financial assets	December 31, 2012

		Available-for-
	Loans and	sale financial
	receivables	assets	Total

Current

Trade and notes receivables	2,168,360	-	2,168,360
Restricted cash and time deposits	543,271	-	543,271
Cash and cash equivalents	4,396,234	-	4,396,234
Financial assets included in other
current assets	8,059,043	-	8,059,043

Subtotal	15,166,908	-	15,166,908

Non-current

Available-for-sale investments	-	7,000	7,000
Entrusted loans	200,000	-	200,000

Subtotal	200,000	7,000	207,000

Total	15,366,908	7,000	15,373,908

Company
Financial liabilities	December 31, 2012

	Financial
	liabilities at	Financial
	fair value	liabilities at
	through profit	amortised
	or loss	cost	Total

Current

Financial liabilities at fair value
through profit or loss	11,222	-	11,222
Interest bearing loans and borrowings	-	44,346,980	44,346,980
Current portion of long-term payables	-	8,330	8,330
Current portion of bond issuance
cost payable	-	6,000	6,000
Interest payables for borrowings	-	421,281	421,281
Financial liabilities included in
other payables and accrued expenses	-	3,598,165	3,598,165
Trade and notes payables	-	2,900,794	2,900,794

Subtotal	11,222	51,281,550	51,292,772

Non-current

Bond issuance cost payable	-	6,000	6,000
Interest bearing loans and borrowings	-	25,075,406	25,075,406

Subtotal	-	25,081,406	25,081,406

Total	11,222	76,362,956	76,374,178

Company
Financial assets	December 31, 2011

	Financial
	assets at		Available-
	fair value		for-sale
	through	Loans and	financial
	profit or loss	receivables	assets	Total

Current

Trade and notes receivables	-	3,728,017	-	3,728,017
Financial assets at fair value
through profit or loss	2,461	-	-	2,461
Restricted cash and time deposits	-	75,063	-	75,063
Cash and cash equivalents	-	4,006,936	-	4,006,936
Financial assets included in
other current assets	-	2,871,485	-	2,871,485

Subtotal	2,461	10,681,501	-	10,683,962

Non-current

Available-for-sale investments	-	-	7,000	7,000
Entrusted loans	-	300,000	-	300,000

Subtotal	-	300,000	7,000	307,000

Total	2,461	10,981,501	7,000	10,990,962

Company
Financial liabilities	December 31,2011

	Financial liabilities
	at amortised cost	Total

Current

Interest bearing loans and borrowings	26,023,952	26,023,952
Current portion of long-term payables	8,380	8,380
Current portion of bond issuance cost payable	21,000	21,000
Interest payables for borrowings	288,625	288,625
Financial liabilities included in other payables and
accrued expenses	2,945,913	2,945,913
Trade and notes payables	2,815,546	2,815,546

Subtotal	32,103,416	32,103,416

Non-current

Bond issuance cost payable	12,000	12,000
Long-term payable	8,330	8,330
Interest bearing loans and borrowings	25,958,354	25,958,354

Subtotal	25,978,684	25,978,684

Total	58,082,100	58,082,100

(b)	Fair value and fair value hierarchy

The carrying amounts and fair values of the Group's and the Company's financial instruments are as follows:

Group

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
Financial assets	2012	2011	2012	2011

Current

Trade and notes
receivables	2,615,862	5,631,765	2,615,862	5,631,765
Financial assets at fair
value through profit or
loss	8,983	5,807	8,983	5,807
Restricted cash and
time deposits	1,128,015	1,053,435	1,128,015	1,053,435
Cash and cash
equivalents	9,063,593	10,591,306	9,063,593	10,591,306
Financial assets included
in other current assets	2,721,075	1,192,335	2,721,075	1,192,335

Subtotal	15,537,528	18,474,648	15,537,528	18,474,648

Non-current

Available-for-sale
investments	64,500	44,878	64,500	44,878
Entrusted loans	200,000	300,000	200,000	300,000

Subtotal	264,500	344,878	264,500	344,878

Total	15,802,028	18,819,526	15,802,028	18,819,526

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
Financial liabilities	2012	2011	2012	2011

Current

Financial liabilities at fair
value through profit or
loss	12,662	2,280	12,662	2,280
Interest bearing loans
and borrowings	67,915,181	46,737,845	67,915,181	46,737,845
Current portion of long-
term payables	8,330	8,380	8,330	8,380
Current portion of bond
issuance cost payable	6,000	21,000	6,000	21,000
Interest payables for borrowings	548,381	363,995	548,381	363,995
Financial liabilities included
in other payables and
accrued expenses	6,169,561	4,846,710	6,169,561	4,846,710
Trade and notes payables	7,059,194	8,401,310	7,059,194	8,401,310

Subtotal	81,719,309	60,381,520	81,719,309	60,381,520

Non-current

Bond issuance cost payable	6,000	12,000	6,000	12,000
Long-term payable	-	8,330	-	8,021
Interest bearing loans
and borrowings	36,635,652	35,968,526	35,803,123	35,719,707

Subtotal	36,641,652	35,988,856	35,809,123	35,739,728

Total	118,360,961	96,370,376	117,528,432	96,121,248

Company

	Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
Financial assets	2012	2011	2012	2011

Current

Trade and notes
receivables	2,168,360	3,728,017	2,168,360	3,728,017
Financial assets at fair
value through profit or
loss	-	2,461	-	2,461
Restricted cash and time
deposits	543,271	75,063	543,271	75,063
Cash and cash
equivalents	4,396,234	4,006,936	4,396,234	4,006,936
Financial assets included
in other current assets	8,059,043	2,871,485	8,059,043	2,871,485

Subtotal	15,166,908	10,683,962	15,166,908	10,683,962

Non-current

Available-for-sale
investments	7,000	7,000	7,000	7,000
Entrusted loans	200,000	300,000	200,000	300,000

Subtotal	207,000	307,000	207,000	307,000

Total	15,373,908	10,990,962	15,373,908	10,990,962

Carrying amounts	Fair values

	December 31,	December 31,	December 31,	December 31,
Financial liabilities	2012	2011	2012	2011

Current

Financial liabilities at fair
value through profit or
loss	11,222	-	11,222	-
Interest bearing loans
and borrowings	44,346,980	26,023,952	44,346,980	26,023,952
Current portion of long-
term payable	8,330	8,380	8,330	8,380
Current portion of bond
issuance cost payable	6,000	21,000	6,000	21,000
Interest payables for borrowings	421,281	288,625	421,281	288,625
Financial liabilities included
in other current payables
and accrued expenses	3,598,165	2,945,913	3,598,165	2,945,913
Trade and notes payables	2,900,794	2,815,546	2,900,794	2,815,546

Subtotal	51,292,772	32,103,416	51,292,772	32,103,416

Non-current

Bond issuance cost payable	6,000	12,000	6,000	12,000
Long-term payable	-	8,330	-	8,021
Interest bearing loans
and borrowings	25,075,406	25,958,354	24,468,566	25,655,485

Subtotal	25,081,406	25,978,684	24,474,566	25,675,506

Total	76,374,178	58,082,100	75,767,338	57,778,922

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair value of the long-term payable and long-term interest bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

Except for the long-term payable and long-term interest bearing loans and borrowings, the fair value of all the other financial assets and liabilities approximate to their carrying amounts due to the short-term maturities of these instruments.

Fair value hierarchy

The Group and the Company use the following hierarchy for determining and disclosing the fair values of financial instruments:

Level 1:	Fair value measured based on quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	Fair value measured based on valuation techniques for which any inputs which have a significant effect on the recorded fair value are not based on observable market data

Assets measured at fair value:

The Group

As at December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at fair
value through profit
or loss:
Futures contracts	5,593	-	-	5,593
Forward foreign
exchange
contracts	-	3,390	-	3,390

	5,593	3,390	-	8,983

As at December 31, 2011

	Level 1	Level 2	Level 3	Total

Financial assets at fair
value through profit
or loss:
Futures contracts	3,919	-	-	3,919
Forward foreign
exchange
contracts	-	1,888	-	1,888

	3,919	1,888	-	5,807

The Company

As at December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at fair
value through profit
or loss:	-	-	-	-
Futures contracts	-	-	-	-
Forward foreign
exchange
contracts	-	-	-	-

	-	-	-	-

As at December 31, 2011

	Level 1	Level 2	Level 3	Total

Financial assets at fair
value through profit
or loss:
Futures contracts	2,461	-	-	2,461
Forward foreign
exchange
contracts	-	-	-	-

	2,461	-	-	2,461

Liabilities measured at fair value:

The Group

As at December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial liabilities at
fair value through
profit or loss:
Futures contracts	12,662	-	-	12,662
European options
contracts	-	-	-	-

	12,662	-	-	12,662

As at December 31, 2011

	Level 1	Level 2	Level 3	Total

Financial liabilities at
fair value through
profit or loss:
Futures contracts	1,807	-	-	1,807
European options
contracts	-	473	-	473

	1,807	473	-	2,280

The Company

As at December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial liabilities at
fair value through
profit or loss:
Futures contracts	11,222	-	-	11,222
European options
contracts	-	-	-	-

	11,222	-	-	11,222

As at December 31, 2011

	Level 1	Level 2	Level 3	Total

Financial liabilities at
fair value through
profit or loss:
Futures contracts	-	-	-	-
European options
contracts	-	-	-	-

	-	-	-	-

During the year, the Group and the Company had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2011: Nil).

3.3	Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payables, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less non-controlling interests.

During 2012 and 2011, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as at December 31, 2012 is as follows:

	2012	2011

Total borrowings and other liabilities	121,184,673	98,924,377
Less: Restricted cash, time deposits and cash and
cash equivalents	(10,191,608)	(11,644,741)

Net debts	110,993,065	87,279,636

Total equity	53,771,150	58,154,686
Add: Net debts	110,993,065	87,279,636
Less: Non-controlling interests	(9,963,387)	(6,328,687)

Total capital attributable to owners of the parent	154,800,828	139,105,635

Gearing ratio	72%	63%

The increase in gearing ratio as at December 31, 2012 is mainly resulted from additional bank borrowings in order to ensure sufficient operating cash flows.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Going concern

As set out in Note 2.1, the ability of the Group and the Company to continue operations is dependent upon obtaining the necessary borrowings and generating cash inflows from operating activities in order to generate sufficient cash flow to meet its liabilities as they fall due. In the event the Group and the Company are unable to obtain adequate funding, there is uncertainty as to whether the Group and the Company will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group and the Company be unable to continue as a going concern.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortisation expense in future periods.

(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The impairment is subject to management's assessment as of the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventory suffered any impairment based on estimates of the net realisable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realisable value. For inventories held for executed sales contracts, the management estimates the net realisable value based on the contracted price; for other inventories, the management estimates realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realisable value at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed as of the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. As at December 31, 2012, the Group has recorded deferred income tax assets amounting to approximately RMB2,261 million on these temporary differences (December 31, 2011: approximately RMB1,628 million). Deferred income tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations and tax planning in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

(e)	Goodwill - recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

5.	REVENUE AND OPERATING SEGMENT INFORMATION

(a)	Revenue

Revenue recognised during the year is as follows:

Group

	2012	2011

Sales of goods (net of value-added tax)	146,228,138	142,863,166
Other revenue	3,250,683	3,011,267

	149,478,821	145,874,433

Other revenue primarily includes revenue from the sales of scrap and other materials, the supply of electricity, gas, heat and water and the provision of machinery processing, transportation and packaging and other services.

(b)	Operating segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in these consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

The aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sale to seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabricated products, other non-ferrous metal products, coal products, raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to the trading segment.

Corporate and other operating activities, which mainly include management of corporate, research and development activities.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

Year ended December 31, 2012

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Group
Total revenue	31,845,900	58,036,325	9,567,246	117,295,058	307,815	(67,573,523)	149,478,821
Inter-segment revenue	(28,168,871)	(25,581,383)	(1,259,851)	(12,521,632)	(41,786)	67,573,523	-

Sales of self-produced
products	38,184,093
Sales of products sourced
from external suppliers	66,589,333

Revenue from external customers	3,677,029	32,454,942	8,307,395	104,773,426	266,029	-	149,478,821

Segment (loss)/profit	(3,744,947)	(3,084,684)	(1,385,899)	437,635	(1,449,429)	135,262	(9,092,062)
Income tax benefit							448,479

Loss for the year							(8,643,583)

Year ended December 31, 2012

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Other items:
Finance income	27,232	57,796	13,898	95,967	119,286	-	314,179
Finance costs	(898,656)	(1,535,959)	(659,278)	(285,803)	(1,533,863)	-	(4,913,559)
Share of profits of jointly
controlled entities	-	-	-	-	37,040	-	37,040
Share of profits/(losses)
of associates	-	238,698	(1,233)	-	17,383	-	254,848
Amortisation of land use
rights and leasehold land	(40,063)	(26,640)	(7,748)	(101)	-	-	(74,552)
Depreciation and
amortisation excluding
the amortisation of land
use rights and leasehold land	(2,527,909)	(2,668,886)	(388,663)	(4,061)	(106,749)	-	(5,696,268)
Loss on disposal of property,
plant and equipment and
land use rights and
leasehold land	(231,080)	(222,879)	(789)	(1,036)	(86)	-	(455,870)
Impairment of property,
plant and equipment	-	(19,903)	-	-	-	-	(19,903)
Impairment for available-for-sale
financial investments	-	(7,778)	-	-	-	-	(7,778)
Change for impairment of
inventories	(552,875)	(289,397)	(109,396)	(80,259)	-	-	(1,031,927)
Reversal of/(provision for)
impairment of
receivables, net of bad
debts recovered	58,582	(120,268)	(32,139)	8,437	(1,516)	-	(86,904)

Additions to non-current
assets during the year
Intangible assets	54,755	-	-	-	601	-	55,356
Land use rights	1,440	88	-	-	-	-	1,528
Property, plant and equipment	4,187,114	4,604,665	483,459	48,523	245,576	-	9,569,337

Year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Group
Total revenue	31,127,030	57,979,676	11,794,808	109,172,393	176,078	(64,375,552)	145,874,433
Inter-segment revenue	(28,066,182)	(26,091,820)	(343,608)	(9,848,302)	(25,640)	64,375,552	-

Sales of self-produced
products	35,916,115
Sales of products sourced
from external suppliers	63,407,976

Revenue from external customers	3,060,848	31,887,856	11,451,200	99,324,091	150,438	-	145,874,433

Segment profit/(loss)	351,903	905,474	(335,932)	670,638	(1,051,498)	277,411	817,996
Income tax expense							(127,492)

Profit for the year							690,504

Year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Other items:
Finance income	19,958	24,849	11,976	32,017	49,978	-	138,778
Finance costs	(720,508)	(1,322,311)	(393,680)	(119,325)	(876,528)	-	(3,432,352)
Share of profit of
jointly controlled entities	-	-	-	-	122,262	-	122,262
Share of profit of associates	-	390,407	1,995	-	10,299	-	402,701
Amortisation of land use
rights and leasehold land	(30,979)	(25,042)	(7,589)	(15)	(2,222)	-	(65,847)
Depreciation and amortisation
excluding the amortisation of
land use rights and
leasehold land	(2,449,016)	(2,554,844)	(354,107)	(3,565)	(95,064)	-	(5,456,596)
Gain/(loss) on disposal of
property, plant and equipment	12,165	2,813	(132)	(56)	(2,769)	-	12,021
Provision for impairment of
property, plant and equipment	(247,997)	-	-	-	(31,753)	-	(279,750)
Change for impairment of
inventories	(82,714)	(116,639)	(26,565)	(40,923)	-	-	(266,841)
(Provision for)/reversal of
impairment of receivables, net of
bad debts recovered	(41,888)	5	8,010	-	-	-	(33,873)

Additions to non-current assets
during the year:
Intangible assets	467,426	65,034	13,862	-	787,798	-	1,334,120
Land use rights	1,397	338,680	106,504	-	-	-	446,581
Property, plant and equipment	2,150,181	4,135,453	2,760,745	9,538	109,021	-	9,164,938

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Group
As at December 31, 2012

Segment assets	73,674,402	56,052,801	14,742,449	14,170,929	23,162,073	(9,198,192)	172,604,462

Unallocated:
Deferred tax assets							2,116,986
Prepaid income tax							295,434

Total assets							175,016,882

Segment liabilities	40,217,727	30,396,514	10,795,472	11,361,833	38,277,111	(9,863,984)	121,184,673

Unallocated:
Income tax payable							61,059

Total liabilities							121,245,732

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	activities	elimination	Total

Group
As at December 31, 2011

Segment assets	61,051,299	56,843,300	15,749,941	12,219,330	13,386,026	(3,939,370)	155,310,526

Unallocated:
Deferred tax assets							1,517,339
Prepaid income tax							306,292

Total assets							157,134,157

Segment liabilities	30,771,919	31,233,582	11,953,100	9,696,315	19,568,267	(4,298,806)	98,924,377

Unallocated:
Deferred tax liabilities							4,456
Income tax payable							50,638

Total liabilities							98,979,471

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

Group

	2012	2011

Segment revenue from external customers
- Domestic	145,871,544	143,654,408
- Overseas	3,607,277	2,220,025

	149,478,821	145,874,433

Group

	2012	2011

Non-current assets (excluding available-for-sale
financial investments, entrusted loans and
deferred tax assets)
- Domestic	111,725,252	105,022,848
- Overseas	11,894,128	279,384

	123,619,380	105,302,232

For the year ended December 31, 2012, revenues of approximately RMB24,921 million (2011: RMB32,609 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended December 31, 2012.

6.	INTANGIBLE ASSETS

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2012
Opening net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770
Additions	-	50,405	194	4,757	55,356
Transfer from non-current
assets	-	150,811	-	-	150,811
Amortisation	-	(67,601)	-	(26,055)	(93,656)
Reclassification	-	129,029	(129,029)	-	-
Exchange differences	-	-	(1,263)	-	(1,263)

Closing net book amount	2,362,735	830,650	951,329	115,304	4,260,018

As at December 31, 2012
Cost	2,362,735	1,152,833	951,329	246,204	4,713,101
Accumulated amortisation	-	(322,183)	-	(130,900)	(453,083)

Net book amount	2,362,735	830,650	951,329	115,304	4,260,018

Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2011
Opening net book amount	2,362,735	530,396	-	140,744	3,033,875
Transfer to non-current assets
held for sale	-	(140,849)	-	-	(140,849)
Additions	-	227,680	1,081,427	25,013	1,334,120
Disposal	-	(744)	-	(81)	(825)
Amortisation	-	(48,477)	-	(29,074)	(77,551)

Closing net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

As at December 31, 2011
Cost	2,362,735	822,588	1,081,427	241,447	4,508,197
Accumulated amortisation	-	(254,582)	-	(104,845)	(359,427)

Net book amount	2,362,735	568,006	1,081,427	136,602	4,148,770

For the year ended December 31, 2012, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

Group

	2012	2011

Cost of sales (Note 26)	67,842	65,189
General and administrative expenses (Note 27(b))	25,814	12,362

	93,656	77,551

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2012
Opening net book amount	2,330,945	415,149	495,414	91,699	3,333,207
Transfer from non-current
assets	-	150,811	-	-	150,811
Additions	-	48,381	-	4,183	52,564
Reclassification	-	110,532	(110,532)	-	-
Amortisation	-	(44,489)	-	(19,111)	(63,600)

Closing net book amount	2,330,945	680,384	384,882	76,771	3,472,982

As at December 31, 2012
Cost	2,330,945	898,977	384,882	185,935	3,800,739
Accumulated amortisation	-	(218,593)	-	(109,164)	(327,757)

Net book amount	2,330,945	680,384	384,882	76,771	3,472,982

Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended December 31, 2011
Opening net book amount	2,330,945	354,008	-	108,259	2,793,212
Additions	-	89,062	495,414	5,815	590,291
Amortisation	-	(27,921)	-	(22,375)	(50,296)

Closing net book amount	2,330,945	415,149	495,414	91,699	3,333,207

As at December 31, 2011
Cost	2,330,945	589,253	495,414	181,752	3,597,364
Accumulated amortisation	-	(174,104)	-	(90,053)	(264,157)

Net book amount	2,330,945	415,149	495,414	91,699	3,333,207

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

Group

December 31, 2012	December 31, 2011

		Primary		Primary
	Alumina	aluminum	Alumina	aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power
Co., Ltd. ("Wanfang Power")	-	31,790	-	31,790

	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate at 2.5% not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2011: 11.14%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at December 31, 2012 (December 31, 2011: Nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 8.90% and 10.87%, respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 8.27% and 5.78%, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Group

				Office and
			Transportation	other	Construction-
	Buildings	Machinery	facilities	equipment	in-progress	Total

Year ended
December 31, 2012
Opening net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373
Currency translation differences	74	-	(136)	(304)	(7,851)	(8,217)
Transfers/reclassifications	3,588,109	6,840,370	323,787	16,714	(10,768,980)	-
Transfer to land use rights
and leasehold land	(45,025)	-	-	-	(227,587)	(272,612)
Additions	8,202	156,531	16,190	5,545	9,382,869	9,569,337
Disposals	(156,459)	(475,108)	(21,262)	(2,100)	-	(654,929)
Depreciation	(1,205,811)	(4,649,853)	(240,096)	(45,198)	-	(6,140,958)
Impairment loss	(1,365)	(16,304)	(201)	(100)	(1,933)	(19,903)

Closing net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

As at December 31, 2012
Cost	40,422,683	94,610,756	3,474,875	548,633	15,220,878	154,277,825
Accumulated depreciation
and impairment	(12,093,156)	(42,763,454)	(2,104,812)	(419,941)	(648,371)	(58,029,734)

Net book amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091

Group

				Office and
			Transportation	other	Construction-
	Buildings	Machinery	facilities	equipment	in-progress	Total

Year ended
December 31, 2011
Opening net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672
Currency translation differences	(1,218)	(3)	(33)	(6)	(5,984)	(7,244)
Transfers/reclassifications	3,230,599	7,174,677	118,193	34,662	(10,558,131)	-
Transfer to assets of disposal
groups classified
as held for sale	(89,946)	(29,981)	(1,428)	-	-	(121,355)
Additions	72,365	35,030	13,566	7,688	9,036,289	9,164,938
Disposals	(11,706)	(15,771)	(8,087)	(820)	(66,347)	(102,731)
Depreciation	(1,070,244)	(4,283,850)	(248,409)	(54,654)	-	(5,657,157)
Impairment loss	(13,003)	(100)	-	-	(266,647)	(279,750)

Closing net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

As at December 31, 2011
Cost	37,326,219	89,616,972	3,248,927	595,406	16,847,226	147,634,750
Accumulated depreciation
and impairment	(11,184,417)	(39,625,306)	(1,957,146)	(441,271)	(651,237)	(53,859,377)

Net book amount	26,141,802	49,991,666	1,291,781	154,135	16,195,989	93,775,373

Company

				Office and
			Transportation	other	Construction-
	Buildings	Machinery	facilities	equipment	in-progress	Total

Year ended
December 31, 2012
Opening net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769
Transfers/reclassifications	2,942,842	5,059,509	246,824	13,337	(8,262,512)	-
Transfer to land use rights	(26,752)	-	-	-	(122,977)	(149,729)
Additions	92	157,286	15	462	3,662,579	3,820,434
Disposals	(128,918)	(443,882)	(18,398)	(1,655)	-	(592,853)
Depreciation	(845,182)	(2,969,404)	(184,272)	(23,419)	-	(4,022,277)

Closing net book amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344

As at December 31, 2012
Cost	28,501,399	63,712,021	2,783,579	369,007	6,468,887	101,834,893
Accumulated depreciation
and impairment	(9,446,506)	(31,239,071)	(1,746,236)	(297,477)	(69,259)	(42,798,549)

Net book amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344

Company

				Office and
			Transportation	other	Construction-
	Buildings	Machinery	facilities	equipment	in-progress	Total

Year ended
December 31, 2011
Opening net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389
Transfers/reclassifications	2,581,712	4,048,185	59,624	10,099	(6,699,620)	-
Additions	3,433	10,154	2,458	485	6,037,115	6,053,645
Disposals	(478)	(6,040)	(6,589)	(526)	(2,357)	(15,990)
Depreciation	(751,708)	(2,683,666)	(195,945)	(33,203)	-	(3,664,522)
Impairment loss	-	-	-	-	(31,753)	(31,753)

Closing net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769

As at December 31, 2011
Cost	25,944,005	60,373,810	2,630,391	387,644	11,204,449	100,540,299
Accumulated depreciation
and impairment	(8,831,194)	(29,704,369)	(1,637,217)	(304,839)	(81,911)	(40,559,530)

Net book amount	17,112,811	30,669,441	993,174	82,805	11,122,538	59,980,769

For the year ended December 31, 2012, depreciation expenses recognised in profit or loss are analysed as follows:

Group

	2012	2011

Cost of sales (Note 26)	4,767,583	5,202,402
General and administrative expenses (Note 27(b))	162,331	156,190
Selling and distribution expenses (Note 27(a))	31,958	20,453

	4,961,872	5,379,045

As at December 31, 2012, the Group was in the process of applying for the ownership certificates of buildings with a net book value of RMB6,890 million (December 31, 2011: RMB4,212 million).

As at December 31, 2012, buildings with a net book value of RMB5 million as at December 31, 2012 (December 31, 2011: RMB5 million) is situated in Hong Kong.

For the year ended December 31, 2012, interest expenses of RMB635 million (for the year ended 2011: RMB731 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 4.74% to 7.17% (2011: 4.16% to 6.02%) (Note 29), and were included in "additions" to property, plant and equipment.

As at December 31, 2012, the Group has pledged property, plant and equipment at a net book value amounting to RMB2,243 million (December 31, 2011: RMB1,307 million) for bank and other borrowings as set out in Note 25 to the financial statements.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.19% (2011: 11.14%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continue to be held and operated by the Group, the recoverable amount to be completed is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

For the year ended December 31, 2012, impairment loss for property, plant and equipment of RMB20 million (2011: impairment loss of RMB280 million) was recognised in profit or loss, which was determined based on the fair value less costs to sell of the relevant property plant and equipment.

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.11% and 4.41% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 0.84% and 0.81% increase or decrease in the recoverable amount of property, plant and equipment respectively.

For the year end December 31, 2011, impairment loss of RMB280 million was principally related to the exploration and development of bauxite resource in Aurukun, Queensland, Australia(the "Aurukun Project").

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement was automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to discuss for development of the Aurukun Project. In December 2010, Queensland State Government had offered to the Company a revised development agreement allowing the Company to change the Aurukun Project from a mining plus refinery plant integrated project to a mining plus replacement project (the "December 2010 Offer"). In June 2011, the Queensland State Government withdrew the aforementioned offer and informed the Company that a public bidding process on the Aurukun Project will be commenced (the "June 2011 Withdrawal").

In December 2010, as a result of the aforementioned December 2010 Offer, full provision for impairment of RMB373 million was made against the carrying value of the capitalised development costs attributable to the refinery plant of the Aurukun Project. In June 2011, in connection with the aforementioned June 2011 Withdrawal, full provision for impairment of RMB278 million was made for the remaining carrying value of the expenditure pertaining to the Aurukun Project which was included in segment profit of the alumina segment. The carrying value of the Aurukun Project as at December 31, 2011 was reduced to nil.

8.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Finance leases:
In Hong Kong, held on:
Leases between 10 to 50 years	97,261	81,691	-	-

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	27,017	-	4,924	-
Leases between 10 to 50 years	2,463,185	2,469,604	1,172,728	1,064,218
Leases over 50 years	6,745	7,017	-	173

	2,594,208	2,558,312	1,177,652	1,064,391

(a)	Finance leases

Group

	2012	2011

As at January 1,
Cost	91,677	95,407
Accumulated amortisation	(9,986)	(8,126)

Net book amount	81,691	87,281

Year ended December 31,
Opening net book amount	81,691	87,281
Reclassification from property,
plant and equipment (Note 7)	18,273	-
Currency translation differences	(32)	(3,368)
Amortisation	(2,671)	(2,222)

Closing net book amount	97,261	81,691

As at December 31,
Cost	109,845	91,677
Accumulated amortisation	(12,584)	(9,986)

Net book amount	97,261	81,691

As at December 31, 2012, finance leases represented leasehold land situated in Hong Kong held under leases of 34 years (December 31, 2011: 35 years).

For the year ended December 31, 2012, the amortisation expense of leasehold land was recognised in "general and administrative expenses" in profit or loss.

(b)	Operating leases prepayments

Group	Company

	2012	2011	2012	2011

As at January 1,	2,476,621	2,093,665	1,064,391	754,917
Additions	1,528	446,581	-	340,472
Reclassification from property,
plant and equipment (Note7)	254,339	-	149,729	-
Transfer to held-for-sale
assets (Note 14)	(129,964)	-	-	-
Transfer to non-current assets	(27,946)	-	-	-
Disposals	(5,750)	-	(1,338)	-
Amortisation	(71,881)	(63,625)	(35,130)	(30,998)

As at December 31	2,496,947	2,476,621	1,177,652	1,064,391

As at December 31, 2012, the Group was in the process of applying for the certificates of land use rights with carrying amount of RMB416 million (December 31, 2011: RMB484 million).

For the year ended December 31, 2012, the amortisation expense of land use right was recognised in "general and administrative expenses" in profit or loss.

As at December 31, 2012, the Group has pledged land use right at a net book value amounting to RMB69 million (December 31, 2011: RMB123 million) for bank and other borrowings as set out in Note 25 to the financial statements.

9.	INVESTMENTS IN SUBSIDIARIES

Company

	December 31,	December 31,
	2012	2011

Investment, at cost:
Listed securities (Note)	185,213	185,213
Unlisted securities	22,549,352	16,601,696

	22,734,565	16,786,909
Less: provision for impairment	(1,218,301)	(666,162)

	21,516,264	16,120,747

Market value of listed securities	1,248,178	1,252,779

Note:

As at December 31, 2012 and 2011, the listed securities represent equity interests investments in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang") (), a joint stock company established in the PRC that is listed on the Shenzhen Stock Exchange.

The following is a list of principal subsidiaries as at December 31, 2012:

Place of
	establishment		Registered and	Business nature and
Name	and operation	Legal status	fully paid capital	scope of operations	Effective equity interest held

					2012	2011

Directly held:
Baotou Aluminum Co., Ltd.
("Baotou Aluminum")	Mainland	Limited liability	Registered capital	Manufacture and distribution of primary
()	of China	company	500,000 Paid-in-	aluminum, aluminum alloy and	100%	100%
(Note (i))			capital 650,000	related fabricated products
				and carbon products

Chalco Ruimin Co., Ltd.	Mainland	Limited liability	1,593,887	Manufacture of aluminum, magnesium	93.30%	93.30%
()	of China	company		and related alloy products,
				export activities

Chalco Southwest Aluminum	Mainland	Limited liability	540,000	Manufacture and distribution of	60%	60%
Co., Ltd.	of China	company		metal materials (excluding
()				precious metals), sales of general
				machinery and equipment

Chalco Southwest Aluminum	Mainland	Limited liability	624,190	Rolling aluminum and aluminum alloy	100%	100%
Cold Rolling Co., Ltd.	of China	company		processing, development of high
(				precision aluminum strip production
)				technology, import and export
				activities on goods and technology

Chalco Henan Aluminum Co., Ltd.	Mainland	Limited liability	1,132,460	Manufacture and distribution of	90.03%	90.03%
()	of China	company		aluminum and alloy related products

China Aluminum International	Mainland	Limited liability	1,500,000	Import and export activities	100%	100%
Trading Co., Ltd.	of China	company
()

Shanxi Huasheng Aluminum	Mainland	Limited liability	1,000,000	Manufacture and distribution of primary	51%	51%
Co., Ltd. ("Shanxi Huasheng")	of China	company		aluminum, aluminum alloy and
()				carbon-related products

Shanxi Huaze Aluminum and	Mainland	Limited liability	1,500,000	Manufacture and distribution of primary	60%	60%
Power Co., Ltd.	of China	company		aluminum and anode carbon
()				products and electricity generation
				and supply

Fushun Aluminum Co., Ltd.	Mainland	Limited liability	1,140,000	Aluminum smelting, manufacture and	100%	100%
()	of China	company		distribution of nonferrous metals

Zunyi Aluminum Co., Ltd.	Mainland	Limited liability	802,620	Manufacture and distribution	62.10%	62.10%
()	of China	company		of primary aluminum

Chalco Zunyi Alumina Co., Ltd.	Mainland	Limited liability	1,400,000	Manufacture and distribution	73.28%	67%
("Zunyi Alumina")	of China	company		of alumina
(
)
(Note (ii))

Shandong Huayu Aluminum and	Mainland	Limited liability	1,627,697	Manufacture and distribution of	55%	55%
Power Co., Ltd.	of China	company		primary aluminum
()

Gansu Hualu Aluminum Co., Ltd.	Mainland	Limited liability	529,240	Manufacture and distribution of	51%	51%
()	of China	company		primary aluminum

Chalco Hong Kong Ltd.	Hong Kong	Limited liability	HKD849,940,471	Overseas investments and alumina	100%	100%
()		company		import and export activities

Chalco Mining Co., Ltd.	Mainland	Limited liability	700,000	Manufacture, acquisition and	100%	100%
()	of China	company		distribution of bauxite mines,
				limestone ore, aluminum
				magnesium ore and related
				nonferrous metal products

Jiaozuo Wanfang (Note (iii))	Mainland	Limited liability	480,176	Aluminum smelting, manufacture	24.002%	24.002%
	of China	company		and distribution of nonferrous
				metals

Shanxi Huaxing Alumina Co., Ltd.	Mainland	Limited liability	947,952	Manufacture and distribution of	100%	100%
()	of China	company		alumina

Gansu Huayang Mining	Mainland	Limited liability	16,670	Manufacture and distribution of	70%	70%
Development Co., Ltd.	of China	company		coal and other mineral products
("Huayang Mining")
(
)
(Note (iv))

Chalco Energy Co., Ltd.	Mainland	Limited liability	539,993	Thermoelectricity supply and	100%	100%
()	of China	company		investment management

Indirectly held:
Chalco Iron Ore Holding Ltd.	Hong Kong	Limited liability	HKD2,000	Overseas investment	65%	65%
()		company

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	In June 2012, the Company injected cash amounting to RMB150 million into Baotou Aluminum.

(ii)	In August 2012, the Company injected cash amounting to RMB165 million into Zunyi Alumina. Therefore, the Group's equity interest in Zunyi Alumina increased from 67% to 73.28%.

(iii)

For the years ended December 31, 2012 and 2011, the Company's equity interest in Jiaozuo Wanfang was 24.002%. The Company remained the single largest shareholder and its rights to nominate 5 out of the 6 non-independent directors remained unchanged as at December 31, 2012 and 2011. The equity holdings in Jiaozuo Wanfang are dispersed and other shareholders have not organised and cannot easily organised their holdings in such way that they could exercise more voting power than the minority shareholder. In addition, all shareholders' resolutions proposed by the Company in the past 5 years were approved. Therefore the directors of the Company are of the view that the Company has de facto control over Jiaozuo Wanfang.

(iv)	In December 2012, the Company injected cash amounting to RMB358 million into Huayang Mining for the first payment of acquiring mining rights in Zhengning County in Gansu Province.

(v)

During the year ended December 31, 2012, apart from the capital injection as set out in notes (i), (ii) and (iv), the Company injected cash amounting to RMB5,275 million (2011: RMB1,979 million) to other subsidiaries of the Company.

10.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES/ASSOCIATES

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	1,457,229	990,568	1,250,896	805,855
Capital injections/
acquisitions (Note)	509,152	445,041	82,054	445,041
Share of profit for the year	37,040	122,262	-	-
Cash dividends declared	(66,471)	(100,642)	-	-

As at December 31	1,936,950	1,457,229	1,332,950	1,250,896

Note:

During the year ended December 31, 2012 and 2011, the capital injections/acquisitions in the jointly controlled entities of the Group amounting to RMB172 million and RMB140 million, respectively, were paid in cash.

As at December 31, 2012, particulars of the jointly controlled entities of the Group, all of which are unlisted, are as follows:

Place of
	establishment		Registered and	Business nature and
Name	and operation	Legal status	fully paid capital	scope of operations	Effective equity interest held

					2012	2011

Shanxi Jinxin Aluminum	Mainland	Limited liability	20,000	Manufacture and distribution of	50%	50%
Co., Ltd. ("Jinxin Aluminum")	of China	company		primary aluminum
()
(Note (i))

Guangxi Huayin Aluminum	Mainland	Limited liability	2,441,987	Manufacture and distribution	33%	33%
Co. Ltd. ("Guangxi Huayin")	of China	company		of alumina
()

Shanxi Jiexiu Xinyugou	Mainland	Limited liability	200,000	Coal production	34%	34%
Coal Co., Ltd. ("Xinyugou Coal")	of China	company
(
)
(Note (ii))

Chalco Sapa Aluminum Products	Mainland	Limited liability	Registered capital	Manufacture and distribution of	50%	50%
(Chongqing) Co., Ltd.	of China	company	280,000 Paid-in-	aluminum fabricated products
("Chalco Sapa")			capital 226,032
(
)

Chalco Liupanshui Hengtaihe Mining	Mainland	Limited liability	Registered capital	Coal production	49%	-
Co., Ltd. ("Hengtaihe Mining")	of China	company	420,000 Paid-in-
(			capital 149,370
)
(Note(iii))

Jiaozuo Wanfang Water Company	Mainland	Limited liability	9,000	Sewage disposal and recycling	12%	-
( "Wanfang Water")	of China	company
()
(Note(iv))

Shanxi Chengcheng Dongdong	Mainland	Limited liability	95,000	Coal production	45%	-
Coal Co., Ltd.("Dongdong Coal")	of China	company
(
)
(Note(v))

Datong Coal Group Huasheng	Mainland	Limited liability	10,000	Coal production	49%	-
Wanjie Coal Co.,Ltd.	of China	company
("Huasheng Wanjie")
(
)
(Note(vi))

Henan Chalco Lichuang Mining	Mainland	Limited liability	10,000	Sales of bauxite	49%	-
Co.,Ltd. ("Chalco Lichuang")	of China	company
(
)
(Note(vii))

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As at December 31, 2012, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

In the first half of 2012, the Company injected additional cash amounting to RMB82 million as capital contribution to Xinyugou Coal. Xinyugou Coal is a company established in the PRC with limited liability and its principal activity is coal production in Shanxi Province of the PRC. As at December 31, 2012, the Company held 34% equity interest in Xinyugou Coal.

(iii)

In March 2012, the Company, through a wholly owned subsidiary, Guizhou Mining Co., Ltd., and Liupanshui Hengtaihe Mining Investment Co., Ltd. (), jointly established Hengtaihe Mining. Hengtaihe Mining is a company incorporated in the PRC with limited liability and its principal activity is coal production in Guizhou Province of the PRC. As at December 31, 2012, the Group has injected cash amounting to RMB75 million as capital contribution and held 49% equity interest in Hengtaihe Mining.

(iv)

In June 2012, the Company, through a 24% owned subsidiary, Jiaozuo Wanfang, and Junzheng Trading Co., Ltd. (), jointly established (Wanfang Water). Wanfang Water is a company established in the PRC with limited liability and its principal activity is sewage disposal and recycling in Henan Province of the PRC. As at December 31, 2012, the Group has injected cash amounting to RMB4.5 million and held 50% equity interest in Wanfang Water.

(v)

In May 2012, the Company, through a wholly owned subsidiary, Shanxi Huayu Energy Investment Co., Ltd., acquired 45% equity interest in Dongdong Coal from Shanxi Sanqin Energy Co., Ltd.
() at a total consideration of RMB200 million. As at December 31, 2012, the Group has paid cash consideration amounting to RMB200 million. Dongdong Coal is a company incorporated in the PRC with limited liability and its principal activity is coal production in Shanxi Province of the PRC.

(vi)

In October 2012, the Company, through a wholly owned subsidiary, Shanxi Huayu Energy Investment Co., Ltd., and another investor, Datong Coal Group Hejin Xuanmei Huasheng Investing Co., Ltd.
(), established Huasheng Wanjie. As at December 31, 2012, the Group have injected cash amounting to RMB4.9 million and held 49% equity interest in Huasheng Wanjie.

(vii)

In July 2012, the Company, through a wholly-owned subsidiary, Chalco Mining Co., Ltd., and Henan Jinfeng Coal Group Co., Ltd. (), jointly established Chalco Lichuang. Chalco Lichuang is a company established in the PRC with limited liability and its principal activity is sales of bauxite in Henan Province of the PRC. As at December 31, 2012, the Group has injected cash amounting to RMB4.9 million and held 49% equity interest in Chalco Lichuang.

As at December 31, 2012, the Group's shares of interests in its jointly controlled entities, based on their management accounts or financial statements, were as follows:

			Revenue for	Profit/(loss)
	Assets	Liabilities	the year	for the year

December 31, 2012
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,697,045	(1,728,251)	1,104,868	21,849
Xinyugou Coal	1,277,494	(875,604)	-	-
Chalco Sapa	171,860	(67,924)	-	(4,454)
Hengtaihe Mining	156,113	(62,549)	35,263	14,048
Wanfang Water	4,555	(54)	-	-
Dongdong Coal	238,728	(201,179)	-	-
Huasheng Wanjie	301,811	(157,709)	-	(1)
Chalco Lichuang	4,895	-	-	(5)

December 31, 2011
Jinxin Aluminum	20,324	(20,846)	-	-
Guangxi Huayin	2,646,228	(1,629,451)	1,507,908	126,851
Xinyugou Coal	1,059,713	(660,753)	-	-
Chalco Sapa	115,070	(6,643)	-	(4,589)

As at December 31, 2012, the proportionate interests of the Group in jointly controlled entities' capital commitments was RMB335 million (December 31, 2011: RMB180 million).

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	2,492,586	1,212,608	922,000	60,000
Capital injection/
acquisitions (Note)	14,734,767	862,000	2,589,233	862,000
Share of profit for the year	254,848	402,701	-	-
Cash dividends declared	(236,152)	-	-	-
Exchange difference	(44,617)	-	-	-
Share of change in reserves	10,533	15,277	-	-

As at December 31	17,211,965	2,492,586	3,511,233	922,000

Note:

During the year ended December 31, 2012 and 2011, the capital injections/acquisitions in the associates of the Group amounting to RMB13,407 million and RMB817 million, respectively, were paid in cash.

As at December 31, 2012, particulars of the associates of the Group, all of which are unlisted, were as follows:

Place of
	establishment		Registered and	Business nature and
Name	and operation	Legal status	fully paid capital	scope of operations	Effective equity interest held

					2012	2011

ABC-CA Fund Management Co., Ltd.	Mainland	Limited liability	200,000	Investments	15%	15%
("ABC Fund")	of China	company
(
)
(Note (i))

Jiaozuo Coal Group Xinxiang	Mainland	Limited liability	800,000	Coal production	7.2%	7.2%
(Zhaogu)Energy Corporation	of China	company
Co., Ltd. ("Zhaogu Coal")
(
)
(Note (ii))

Jiaozuo Wanfang Industry Co., Ltd.	Mainland	Limited liability	10,000	Sales of construction materials	7.2%	7.2%
("Wanfang Industry")	of China	company		and other goods
()
(Note (ii))

Duofuduo (Fushun)	Mainland	Limited liability	126,660	Manufacture and distribution	45%	45%
Technology Development Co., Ltd.	of China	company		of fluoride products
("Duofuduo")
(
)

Henan Zhongfu Special	Mainland	Limited liability	769,000	Manufacture and distribution of	23.41%	23.41%
Aluminum Co., Ltd.	of China	company		aluminum fabricated products
("Henan Zhongfu")
(
)

Qinghai Province Energy	Mainland	Limited liability	Registered Capital	Coal production	21%	21%
Development (Group) Co., Ltd.	of China	company	3,555,000
("Qinghai Energy")			Paid-in-capital
			(2,725,000
)

Guizhou Chalco Aluminum Co., Ltd.	Mainland	Limited liability	Registered Capital	Manufacture and distribution of	40%	40%
("Guizhou Chalco")	of China	company	320,000	aluminum fabricated products
()			Paid-in-capital
(Note(iii))			200,000

Guizhou Yuneng Mining Co., Ltd.	Mainland	Limited liability	209,721	Coal production	25%	-
("Yuneng Mining")	of China	company
(
)
(Note(iv))

Simfer Jersey Limited	Jersey Island	Limited liability	USD2,938,107,783	Iron ore development in Guinea,	30.55%	-
(Note(v))		company		West Africa

Huozhou Coal Group	Mainland	Limited liability	50,000	Coal production	21.95%	-
Xingshengyuan	of China	company
Coal Co., Ltd.
(
)
("Xingshengyuan Coal")
(Note(vi))

Shanxi Huatuo Alumina Co., Ltd.	Mainland	Limited liability	30,000	Manufacture of aluminum	10.6%	-
("Huatuo Alumina")	of China	company		fabricated products
()
(Note(vii))

Ningxia Electric Power Group	Mainland	Limited liability	5,025,800	Thermal power, wind power	35.54%	-
Co., Ltd. ("Ningfa")	of China	company		and solar power generation,
(				coal mining, and
)				power related
(Note(viii))				equipment manufacturing

Except for Simfer Jersey Limited, the English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC Fund.

(ii)	Zhaogu Coal and Wanfang Industry are associated companies of the Group's 24.002% (2011: 24.002%) subsidiary, Jiaozuo Wanfang, in which Jiaozuo Wanfang holds a 30% (2011: 30%) direct equity interest.

(iii)	In 2012, the Group injected additional capital in cash to Guizhou Chalco amounting to RMB48 million and maintained its 40% equity interest in GuizhouChalco.

(iv)

In May 2012, the Company, through a wholly owned subsidiary, Zunyi Mining Co., Ltd., acquired 25% equity interest in Yuneng Mining from Chongqing Wujiang Shiye (Group) Co., Ltd.
() at a total consideration of RMB473 million. As at December 31, 2012, the Group has paid cash consideration amounting to RMB473 million. Yuneng Mining is a company established in the PRC with limited liability and its principal activity is coal production in Guizhou Province of the PRC.

(v)

On July 29, 2010, the Company, Rio Tinto plc ("Rio Tinto") and Rio Tinto Iron Ore Atlantic Limited, two limited liability companies incorporated in England, entered into a Joint Development Agreement (the "Agreement") for the development and operation of an open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the Agreement, subject to the approval by the relevant Chinese government authorities, the Company agreed to acquire by stages up to 47% equity interests in a newly set up company, Simfer Jersey Limited, which owns a 95% equity interest of Simandou Project, at a total consideration of USD1.35 billion. On November 28, 2011, the Company, through a wholly owned subsidiary, Chalco Hong Kong Limited, and other three external investors entered into a framework agreement to jointly incorporate a company, namely Chalco Iron Ore Holdings Limited, to invest in the 47% interest in Simfer Jersey Limited. Pursuant to this framework agreement, Chalco Hong Kong Limited holds a 65% equity interest in Chalco Iron Ore Holdings Limited. During the year, the relevant Chinese government authorities had approved the Group's investment in Simfer Jersey Limited. On April 24, 2012, Chalco Iron Ore Holdings Limited paid a total cash consideration of USD1.35 billion (equivalent to approximately RMB8.57 billion) to Simfer Jersey Limited and acquired a 47% equity interest.

(vi)

In July 2012, the Company, through a 51% owned subsidiary, Shanxi Huasheng, together with Huozhou Coal Power Group Co., Ltd. () and Shanxi Dibao Energy Co., Ltd.
() established Xingshengyuan Coal. As at December 31, 2012, the Group have injected cash amounting to RMB21.5 million and held 43.03% equity interest in Xingshengyuan Coal.

(vii)

In November 2012, the Company, through a 51% owned subsidiary, Shanxi Huasheng, together with other two investors, established Huatuo Alumina. The registered capital of Huatuo Alumina is RMB30 million. As at December 31, 2012, Shanxi Huasheng have completed the capital injection by a land use right of land with square of 94.56 mu (63,040 square meters, equivalently) at the cost of RMB6.2 million and held 20.78% equity interest in Huatuo Alumina.

(viii)

In August 2012, the Company entered into the Equity Transfer Agreement with China Zhongtou Trust Co., Ltd. () ("Zhongtou Trust") to acquire an 11.88% equity interest in Ningfa at a total consideration of RMB674.9 million. This initial investment in Ningfa was accounted for at cost. In December 2012, the Company entered into the Equity Transfer Agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire an additional 23.66% equity interest in Ningfa at a total consideration of RMB1,362 million. As at December 31, 2012, the Company has paid cash amounting to RMB674.9 million to Zhongtou Trust and RMB544.6 million to Huadian Power, respectively, and held a total of 35.54% equity interest in Ningfa. This additional interest resulted in the Company gaining significant influence over Ningfa. The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred amounting to RMB505 million was recognised in other gains in profit or loss for the year ended December 31, 2012 and the investment in associate balance was adjusted correspondingly.

As at December 31, 2012, the Group's shares of interests in its associates, based on their management accounts or financial statements, were as follows:

			Revenue for	Profit/(loss)
	Assets	Liabilities	the year	for the year

December 31, 2012
ABC Fund	55,371	(10,239)	31,417	4,510
Zhaogu Coal	2,054,815	(684,961)	848,007	243,067
Wanfang Industry	3,036	(1,863)	169	(541)
Duofuduo	59,541	(1,958)	-	289
Henan Zhongfu	283,412	(82,080)	414,916	174
Qinghai Energy	1,146,873	(382,724)	213,419	5,972
Guizhou Chalco	161,662	(22,889)	274	10,278
Yuneng Mining	820,777	(546,407)	8,848	(98)
Simfer Jersey Limited	12,369,542	(772,381)	-	(2,926)
Xingshengyuan Goal	256,676	(235,161)	-	-
Huatuo Alumina	6,284	(50)	-	-
Ningfa	9,315,254	(7,908,147)	1,456,011	(3,738)

December 31, 2011
ABC Fund	52,146	(9,148)	33,696	6,536
Zhaogu Coal	1,936,620	(587,575)	1,112,594	391,004
Wanfang Industry	3,348	(1,634)	12	(575)
Duofuduo	60,197	(2,904)	-	(4)
Henan Zhongfu	233,352	(30,847)	434,101	2,513
Qinghai Energy	785,081	(198,679)	153,685	4,362
Guizhou Chalco	80,832	(364)	14,928	468

As at December 31, 2012, the proportionate interests of the Group in associates' capital commitments was RMB1,388 million (2011: RMB114 million).

11.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

Group	Company

	2012	2011	2012	2011

As at January 1	44,878	44,878	7,000	7,000
Addition (Note(i))	27,400	-	-	-
Impairment (Note(ii))	(7,778)	-	-	-

As at December 31	64,500	44,878	7,000	7,000

As at December 31, 2012, all (December 31, 2011: all) available-for-sale financial investments are unlisted securities in the PRC, which are denominated in RMB (December 31, 2011: all in RMB). The directors of the Company are of their opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, therefore, the available-for-sale financial instruments are stated as cost.

Note:

(i)

In October 2012, the Company through a wholly owned subsidiary, Inner Mongolia International Trade Co. Ltd. ("IMIT") entered into the Equity Transfer Agreement with Wutelazhong County State-owned Assets Bureau
() to acquire 10% equity interest in Inner Mongolia Ganqimaodu Port Service Co. Ltd. () ("Ganqimaodu") at a total consideration of RMB20 million. As at December 31, 2012, IMIT has fully paid the consideration and the Company held 10% equity interest in Ganqimaodu.

In November 2011, the Company through a wholly owned subsidiary, Baotou Aluminum Co. Ltd., together with Inner Mongolia Yilong Holding Co., Ltd. () and Baotou Hedong District Assets Operation Center () to established Baotou Aluminum Jinxi Logistics Co. Ltd. () ("Jinxi Logistics"). As at December 31, 2012, the registered capital and paid-in-capital of Jinxi Logistics was RMB200 million and RMB40.8 million. As at December 31, 2012, the Group has injected cash amounting to RMB7.4 million and holds 18.5% equity interest in Jinxi Logistics.

(ii)	Full impairment was made for the Group's investment in Zunyi Alumina Tuoguan Carbon Co, Ltd. ()("Tuoguan"), as Tuoguan suspended operations for the year ended December 31, 2012.

12.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority. The analysis of deferred tax assets and deferred tax liabilities is as follows as at December 31, 2012:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Deferred tax assets:
- Deferred tax assets to be recovered
after 12 months or more	1,706,069	1,104,776	1,307,652	872,575
- Deferred tax assets to be
recovered within 12 months	410,917	412,563	217,554	249,136

	2,116,986	1,517,339	1,525,206	1,121,711

Deferred tax liabilities:
- Deferred tax liabilities to be settled
after 12 months or more	-	4,216	-	-
- Deferred tax liabilities to be
settled within 12 months	-	240	-	-

	-	4,456	-	-

	2,116,986	1,512,883	1,525,206	1,121,711

The movements in deferred tax are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	1,512,883	1,410,781	1,121,711	940,422
Disposal of a subsidiary	-	(821)	-	-
Exchange realignment	(5)	-	-	-
Write-off deferred tax assets
previously recognised (Note 32)	(1,004,272)	-	(668,010)	-
Recognition in profit or
loss (Note 32)	1,608,380	102,923	1,071,505	181,289

As at December 31	2,116,986	1,512,883	1,525,206	1,121,711

The movements in deferred tax assets and liabilities during the year ended December 31, 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

Group

	Provision for
	Impairment of
	receivables,		Tax deduction
	inventories and		on purchases		Unrealised
	property, plant	Accrued	of qualified		profit at	Asset
	and equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As at January 1, 2011	162,926	140,571	60,092	1,013,513	71,577	26,192	61,393	1,536,264
Disposal of a subsidiary	(821)	-	-	-	-	-	-	(821)
Credited/(charged) to profit
or loss	53,892	(31,478)	6,800	38,226	(48,669)	(1,101)	75,071	92,741

As at December 31, 2011	215,997	109,093	66,892	1,051,739	22,908	25,091	136,464	1,628,184
Exchange realignment	-	-	-	(5)	-	-	-	(5)
Write-off of deferred tax assets
previously recognised	(18,236)	(1,707)	-	(984,329)	-	-	-	(1,004,272)
Credited/(charged) to profit
or loss	208,661	(11,884)	(2,700)	1,417,259	23,318	(25,091)	27,036	1,636,599

As at December 31, 2012	406,422	95,502	64,192	1,484,664	46,226	-	163,500	2,260,506

Company

	Provision for
	Impairment of
	receivables,		Tax deduction
	inventories and		on purchases		Unrealised
	property, plant	Accrued	of qualified		profit at	Asset
	and equipment	expenses	equipment	Tax losses	consolidation	revaluation	Others	Total

As at January 1, 2011	92,840	100,074	60,092	647,203	10,462	26,192	124,914	1,061,777
Credited/(charged) to
profit or loss	72,232	(14,509)	6,800	62,299	(10,462)	(1,101)	45,759	161,018

As at December 31, 2011	165,072	85,565	66,892	709,502	-	25,091	170,673	1,222,795
Write-off of deferred tax assets
previously recognised	-	-	-	(668,010)	-	-	-	(668,010)
Credited/(charged) to
profit or loss	130,668	(17,287)	(2,700)	973,032	-	(25,091)	26,988	1,085,610

As at December 31, 2012	295,740	68,278	64,192	1,014,524	-	-	197,661	1,640,395

Movements in deferred tax liabilities:

Group

		Fair value	Depreciation of
	Interest	changes of	property, plant
	capitalisation	financial assets	and equipment	Others	Total

As at January 1, 2011	121,355	2,576	-	1,552	125,483
Charged/(credited) to profit or loss	(20,827)	169	6,185	4,291	(10,182)

As at December 31, 2011	100,528	2,745	6,185	5,843	115,301
Charged/(credited) to profit or loss	(10,576)	(1,255)	(338)	40,388	28,219

As at December 31, 2012	89,952	1,490	5,847	46,231	143,520

Company

		Fair value
		changes of	Unrealised
	Interest	financial	losses at
	capitalisation	assets	consolidation	Total

As at January 1, 2011	121,355	-	-	121,355
Charged/(credited) to profit or loss	(20,827)	556	-	(20,271)

As at December 31, 2011	100,528	556	-	101,084
Charged/(credited) to profit or loss	(10,576)	(556)	25,237	14,105

As at December 31, 2012	89,952	-	25,237	115,189

As at December 31, 2012 and 2011, the Group did not recognize the deferred tax liabilities related to the aggregate amount of temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, because the Group can control the reversal timing of these temporary differences, and these temporary differences will not be reversed in the foreseeable future. As at December 31, 2012, the above temporary differences for which deferred tax liabilities have not been recognized were RMB651 million (December 31, 2011: RMB661 million).

As at December 31, 2012, the Group has not recognised deferred tax assets of RMB2,422 million (December 31, 2011: RMB633 million) in respect of accumulated tax losses amounting to RMB9,686 million (2011: RMB2,532 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realised. As at December 31, 2012, the expiry profile of these tax losses was analysed as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Expiring in
2012	N/A	279,094	N/A	-
2013	522,489	397,956	-	-
2014	4,555,850	971,634	2,968,840	10,426
2015	703,696	451,856	-	-
2016	726,875	431,209	194,167	-
2017	3,177,095	N/A	2,062,794	N/A

Total	9,686,005	2,531,749	5,225,801	10,426

As at December 31, 2012, deferred tax assets amounting to RMB1,485 million (December 31, 2011: RMB1,052 million) were recognised for tax loss carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets are supported by forecast of future taxable profits and also analysis of tax planning opportunities available to the Group.

13.	OTHER NON-CURRENT ASSETS

	Group		Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Advances and deposits paid
to suppliers	111,946	139,866	84,000	150,430
Entrusted loans to a related party
(Note (a) and Note 36)	200,000	300,000	200,000	300,000
Prepayment for investment projects	342,000	200,000	-	-
Other prepayments (Note (b))	770,581	524,229	109,259	197,528
Others	143,621	5,867	-	-

	1,568,148	1,169,962	393,259	647,958

Notes:

(a)

In 2011, the Company entered into an agreement ("Agreement") with Xinyugou Coal (Note 10(a)(ii)) to provide three year entrusted loans to Xinyugou Coal totalling RMB1,000 million with annual interest rate of 10%. Pursuant to the Agreement, the 51% equity interest of Xinyugou Coal held by Shanxi Province Jiexiu Luxin Coals Gas Co. Ltd. is pledged as collateral for these entrusted loans. As at December 31, 2012, RMB500 million (December 31, 2011: RMB300 million) was provided to Xinyugou Coal. As at December 31, 2012, RMB300 million (December 31, 2011: nil) of these entrusted loans to be repaid in 2013 was included in other current assets.

(b)	As at December 31, 2012 and 2011, other prepayments mainly represented prepayment for certain mine development costs and related leases.

14.	ASSETS OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Details of assets of a disposal group classified as held for sale are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Property, plant and equipment	621,705	743,060	-	-
Intangible assets	-	140,849	-	-
Land use rights	129,964	-	-	-
Inventories	-	13,122	-	-

	751,669	897,031	-	-

In December 2010, the Company, through a 90% owned subsidiary, Chalco Henan Aluminum Co., Limited, signed an investment agreement with an independent investor to establish Henan Zhongfu. Chalco Henan Aluminum Co., Limited completed the capital injection in cash amounting to RMB200 million for a 26% equity interest in Henan Zhongfu in 2010. In addition, the investment agreement stipulated that Chalco Henan Aluminum Co., Limited would transfer certain assets to Henan Zhongfu with a carrying value amounting to RMB752 million, and Henan Zhongfu would assume an equivalent amount of liabilities from Chalco Henan Aluminum Co., Limited. The transfer of these assets is expected to be completed in 2013. Chalco Henan Aluminum Co., Limited is part of the aluminum fabrication segment.

In accordance with the requirements under IFRS 5 Non-current assets held for sales and discontinued operations, the above assets are being classified to as "assets of disposal groups classified as held for sale" on the statement of financial position.

15.	INVENTORIES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Raw materials	9,056,254	9,123,295	7,242,913	6,126,017
Work-in-progress	7,666,925	7,267,916	3,710,592	4,670,713
Finished goods	9,053,349	6,942,236	2,042,461	1,955,776
Spare parts	1,178,117	1,125,293	739,789	714,559
Packaging materials and others	49,195	41,076	35,773	30,313

	27,003,840	24,499,816	13,771,528	13,497,378
Less: provision for impairment
of inventories	(1,407,364)	(375,437)	(854,487)	(232,220)

	25,596,476	24,124,379	12,917,041	13,265,158

Movements in the provision for impairment of inventories are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	375,437	108,596	232,220	96,841
Provision for impairment of inventories	1,454,237	321,279	814,671	172,753
Reversal arising from increase
in net realisable value	(58,019)	(203)	(7,128)	(203)
Reversal upon sales of inventories	(364,291)	(54,235)	(185,276)	(37,171)

As at December 31	1,407,364	375,437	854,487	232,220

As at December 31, 2012, the Group has pledged inventories at a net book value amounting to RMB50 million (December 31, 2011: RMB556 million) for bank and other borrowings as set out in Note 25 to the financial statements.

16.	TRADE AND NOTES RECEIVABLES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Trade receivables	1,833,475	1,866,554	1,911,702	1,836,345
Less: provision for impairment
of receivables	(408,256)	(371,357)	(394,943)	(340,952)

	1,425,219	1,495,197	1,516,759	1,495,393
Notes receivable	1,190,643	4,136,568	651,601	2,232,624

	2,615,862	5,631,765	2,168,360	3,728,017

As at December 31, 2012, except for trade and notes receivables of the Group amounting to RMB548 million (December 31, 2011: RMB335 million) and RMB8 million (December 31, 2011: RMB4 million) which were denominated in USD and EUR, respectively, all other trade and notes receivables were denominated in RMB. All trade and notes receivables of the Company were denominated in RMB (December 31, 2011: all).

Trade receivables are non-interest bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at December 31, 2012, the ageing analysis of trade and notes receivables based on the invoice date was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	2,209,725	5,383,058	1,842,301	3,379,959
Between 1 and 2 years	286,111	180,604	69,457	58,535
Between 2 and 3 years	128,071	26,537	55,156	70,721
Over 3 years	400,211	412,923	596,389	559,754

	3,024,118	6,003,122	2,563,303	4,068,969
Less: provision for impairment
of receivables	(408,256)	(371,357)	(394,943)	(340,952)

	2,615,862	5,631,765	2,168,360	3,728,017

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at December 31, 2012, there was no history of default for these customers.

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there is no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at December 31, 2012.

As at December 31, 2012, trade and notes receivables of RMB463 million (December 31, 2011: RMB400 million) of the Group and RMB417 million (December 31, 2011: RMB367 million) of the Company were substantially impaired and provision of RMB408 million (December 31, 2011: RMB371 million) and RMB395 million (December 31, 2011: RMB341 million) was made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that a small portion of these receivables would be recovered. The ageing analysis of these receivables is as follows:

	Group		Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	28,715	-	26,480	-
Between 1 and 2 years	33,743	-	2,255	-
Between 2 and 3 years	20,450	11,798	31,824	3,290
Over 3 years	380,342	388,353	356,497	363,216

	463,250	400,151	417,056	366,506

Movements in the provision for impairment of trade and notes receivables are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	371,357	401,066	340,952	379,537
Provision for impairment	47,225	8,966	64,945	90
Write off	(779)	(472)	(1,408)	(471)
Reversal	(9,547)	(38,203)	(9,546)	(38,204)

As at December 31	408,256	371,357	394,943	340,952

As at 31 December 2012, the Group endorsed certain notes receivables accepted by banks in the PRC (the "Derecognised Notes"), to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB7,811 million. The Derecognised Notes have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Notes have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognised Notes. Accordingly, it has derecognised the full carrying amounts of the Derecognised Notes and the associated trade payables. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognised Notes and the undiscounted cash flows to repurchase these Derecognised Notes equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognised Notes are not significant.

For the years ended December 31, 2012 and 2011, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Notes. No gains or losses were recognised from the continuing involvement, both during the year or cumulatively.

17.	OTHER CURRENT ASSETS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Advances and deposits paid
to suppliers	603,370	327,593	251,884	10,425
Advances to employees	74,555	43,663	28,868	17,655
Value-added tax recoverable	2,182,549	2,021,201	686,252	770,755
Receivable of value-added tax refund	18,226	20,310	-	-
Dividends receivable	189,638	-	240,348	127,374
Receivables from sales of
non-core businesses	192,576	125,340	109,395	90,551
Deposits for investments projects	3,447	45,336	3,447	-
Entrusted loans and loans
receivables from third parties	396,472	345,653	200,767	178,803
Entrusted loans and loans receivables
from related parties (Note 36)	844,041	305,041	5,310,541	1,153,041
Electricity subsidy	250,580	-	156,732	-
Amounts due from subsidiaries	-	-	1,970,429	1,542,443
Others	520,656	245,432	223,521	139,853

	5,276,110	3,479,569	9,182,184	4,030,900

Less: provision for impairment
of other receivables	(229,131)	(182,286)	(323,877)	(320,598)

	5,046,979	3,297,283	8,858,307	3,710,302

Prepaid income tax	295,434	306,292	193,359	211,183
Prepayments to suppliers
for purchases	4,509,005	4,062,410	1,173,561	1,151,346

Total other current assets	9,851,418	7,665,985	10,225,227	5,072,831

As at December 31, 2012, (i) except for other current assets of the Group amounting to RMB39 million (December 31, 2011: RMB71 million), RMB0.8 million (December 31, 2011: RMB0.6 million) and RMB0.2 million (December 31, 2011: RMB0.2 million) which were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB, and (ii) except for other current assets of the Company amounting to RMB nil (December 31, 2011: RMB13 million) and RMB nil (December 31, 2011: RMB148 million) which were denominated in HKD and AUD respectively, all other current assets were denominated in RMB.

As at December 31, 2012, the ageing analysis of other current assets was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	4,519,845	3,138,246	7,411,935	2,677,948
Between 1 and 2 years	421,576	39,939	732,264	418,859
Between 2 and 3 years	33,711	93,576	218,385	614,884
Over 3 years	300,978	207,808	819,600	319,209

	5,276,110	3,479,569	9,182,184	4,030,900

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history.

The credit quality of other receivables that were past due but not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

As at December 31, 2012, other receivables of RM265 million (December 31, 2011: RMB185 million) of the Group and RMB349 million (December 31, 2011: RMB323 million) of the Company were impaired and provisions of RMB229 million (December 31, 2011: RMB182 million) and RMB324 million (December 31, 2011: RMB321 million) were made, respectively. The ageing analysis of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	71,112	-	31,766	-
Between 1 and 2 years	6,242	-	1,288	-
Between 2 and 3 years	7,914	17	26,537	24,065
Over 3 years	179,318	185,118	289,737	299,372

	264,586	185,135	349,328	323,437

Movements in the provision for impairment of other receivables are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	182,286	186,553	320,598	175,250
Currency translation differences	-	-	(456)	(16,880)
Provision for impairment	50,298	1,536	5,899	168,007
Write off	(2,381)	-	(1,193)	-
Reversal	(1,072)	(5,803)	(971)	(5,779)

As at December 31	229,131	182,286	323,877	320,598

18.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Restricted cash	1,107,836	1,013,435	543,271	75,063
Time deposits	20,179	40,000	-	-

Restricted cash and time deposits	1,128,015	1,053,435	543,271	75,063

Cash and cash equivalents	9,063,593	10,591,306	4,396,234	4,006,936

	10,191,608	11,644,741	4,939,505	4,081,999

As at December 31, 2012, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable.

As at December 31, 2012, the annual effective interest rate of the above time deposits was 2.86% (December 31, 2011: 1.58%) with average maturity of one year (December 31, 2011: one year).

As at December 31, 2012, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

RMB	9,987,902	11,316,826	4,939,446	4,081,999
USD	185,819	296,886	32	-
HKD	11,908	18,250	-	-
EUR	999	6,383	27	-
AUD	4,957	6,396	-	-
GBP	23	-	-	-

	10,191,608	11,644,741	4,939,505	4,081,999

19.	SHARE CAPITAL

Group and Company

	December 31,	December 31,
	2012	2011

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As at December 31, 2012 and 2011, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

The Company's authorised ordinary share capital was 13,524,487,892 shares at par value of RMB1.00 per share as at December 31, 2012 and 2011, respectively. There were 13,524,487,892 ordinary shares issued and outstanding as at December 31, 2012 and 2011, respectively.

20.	RESERVES

(a)	Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 124 to 125 of the financial statements.

(b)	Company

		Other	Statutory
	Share	capital	surplus	Special	Retained
	premium	reserves	reserve	reserve	earnings	Total
		(Note (i))	(Note (ii))	(Note (iii))

As at January 1, 2011	14,390,784	478,625	5,867,557	29,584	17,577,917	38,344,467
Loss for the year	-	-	-	-	(475,523)	(475,523)
Dividend related to 2010	-	-	-	-	(153,852)	(153,852)
Other appropriation	-	-	-	12,651	-	12,651
Release of deferred government
subsidies (Note 22(ii))	-	42,960	-	-	-	42,960

As at December 31, 2011	14,390,784	521,585	5,867,557	42,235	16,948,542	37,770,703
Loss for the year	-	-	-	-	(6,776,836)	(6,776,836)
Other appropriation	-	-	-	(16,587)	-	(16,587)
Release of deferred government
subsidies (Note 22(ii))	-	106,940	-	-	-	106,940

As at December 31,2012	14,390,784	628,525	5,867,557	25,648	10,171,706	31,084,220

Notes:

(i)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (Note 22(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such share's issuance.

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and are not available for distribution to shareholders.

(c)	Loss attributable to owners of the parent

The consolidated loss attributable to owners of the parent for the year ended December 31, 2012 includes a loss of RMB6,777 million (2011: RMB476 million) which has been dealt with in the financial statements of the Company in Note 20(b) above.

21.	INTEREST BEARING LOANS AND BORROWINGS

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Long-term loans and borrowings
Bank and other loans (Note (a))
- Secured (Note 25)	-	447,163	-	-
- Guaranteed (Note (e))	6,286,261	3,723,744	27,000	31,600
- Unsecured	19,570,484	19,259,546	12,441,877	10,833,276

	25,856,745	23,430,453	12,468,877	10,864,876

Medium-term notes and bonds and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,989,245	1,987,107	1,989,245	1,987,107
- Unsecured	19,721,657	14,715,440	18,924,296	13,919,746

	21,710,902	16,702,547	20,913,541	15,906,853

Total long-term loans and borrowings	47,567,647	40,133,000	33,382,418	26,771,729

Current portion of medium-term notes	(4,986,037)	-	(4,986,037)	-
Current portion of
bank and other loans	(5,945,958)	(4,164,474)	(3,320,975)	(813,375)

Non-current portion of long-term
loans and borrowings	36,635,652	35,968,526	25,075,406	25,958,354

Estimated fair value of total
long-term loans and borrowings	46,735,118	39,884,181	32,775,578	26,468,860

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note 25)	900,500	613,000	-	-
- Guaranteed (Note (e))	600,000	1,645,045	-	-
- Unsecured	38,812,718	30,064,749	19,370,000	14,960,000

	40,313,218	32,322,794	19,370,000	14,960,000
Short-term bonds,
unsecured (Note (d))	16,669,968	10,250,577	16,669,968	10,250,577
Current portion of
medium-term notes	4,986,037	-	4,986,037	-
Current portion of
bank and other loans	5,945,958	4,164,474	3,320,975	813,375

Total short-term borrowings and
current portion of long-term loans
and borrowings	67,915,181	46,737,845	44,346,980	26,023,952

As at December 31, 2012, except for loans and borrowings of the Group amounting to RMB40 million (December 31, 2011: RMB47 million), nil (December 31, 2011: RMB6 million) and RMB7,421 million (December 31, 2011: RMB2,628 million) which were denominated in JPY, EUR and USD, respectively, all other loans and borrowings were denominated in RMB. All loans and borrowings of the Company were denominated in RMB (December 31, 2011: all).

As at December 31, 2012, interest bearing loans and borrowings of RMB900 million (December 31, 2011: RMB500 million) were due to a subsidiary of Chinalco (Note 36).

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group is set out below

	Loans from banks and other
	financial institutions		Other loans

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	5,939,679	4,152,354	6,279	12,120
Between 1 and 2 years	8,037,242	6,276,588	11,807	12,230
Between 2 and 5 years	7,735,704	11,604,870	35,422	36,692
Over 5 years	4,069,980	1,296,000	20,632	39,599

	25,782,605	23,329,812	74,140	100,641

Wholly repayable within
5 years	21,617,626	19,951,812	24,877	21,877

(ii)	The maturity of long-term bank and other loans of the Company is set out below

Bank and other financial institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	3,316,000	804,400	4,975	8,975
Between 1 and 2 years	4,041,000	3,309,000	8,975	8,975
Between 2 and 5 years	4,096,000	5,606,000	26,927	26,926
Over 5 years	967,000	1,092,000	8,000	8,600

	12,420,000	10,811,400	48,877	53,476

Wholly repayable within
5 years	11,358,000	9,497,400	24,877	21,877

(iii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2012 was 5.54%.

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at December 31, 2012 are summarised as follows:

		Effective	December 31,	December 31,
	Face value/maturity	interest rate	2012	2011

2007 long-term bonds	2,000,000/2017	4.64%	1,989,245	1,987,107
2008 medium-term notes	5,000,000/2013	4.92%	4,986,037	4,970,489
2010 medium-term notes	1,000,000/2015	4.34%	992,007	989,079
2010 medium-term notes	1,000,000/2015	4.20%	991,822	988,900
2011 medium-term notes
(Note)	5,000,000/2016	6.03%	4,984,110	4,979,707
2011 Jiaozuo Wanfang
medium-term notes	800,000/2016	6.85%	797,361	795,694
2011 medium-term bonds	2,000,000/2014	6.36%	1,994,435	1,991,571
2012 medium-term bonds	2,000,000/2015	5.13%	1,993,350	-
2012 medium-term bonds	3,000,000/2017	5.77%	2,982,535	-

			21,710,902	16,702,547

Note:

The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2012 was 5.85%.

(d)	Short-term bonds

Outstanding short-term bonds as at December 31, 2012 are summarised as follows:

		Effective	December 31,	December 31,
	Face value /maturity	interest rate	2012	2011

2011 short-term bonds	5,000,000/2012	4.63%	-	5,137,435
2011 short-term bonds	5,000,000/2012	5.36%	-	5,113,142
2012 short-term bonds	5,000,000/2013	3.89%	5,074,762	-
2012 short-term bonds	2,000,000/2013	4.60%	2,013,115	-
2012 short-term bonds	4,000,000/2013	4.28%	4,050,486	-
2012 short-term bonds	2,000,000/2013	4.56%	2,022,444	-
2012 short-term bonds	1,500,000/2013	4.60%	1,507,956	-
2012 short-term bonds	2,000,000/2013	4.76%	2,001,205	-

			16,669,968	10,250,577

All the above short-term bonds were issued for working capital.

(e)	Guaranteed interest bearing loans and borrowings

Details of the interest bearing loans and borrowings in which the Group received guarantees are set out as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
Guarantors	2012	2011	2012	2011

Long-term bonds
Bank of Communications ()	1,989,245	1,987,107	1,989,245	1,987,107

Long-term loans
Chinalco	971,988	1,419,038	-	-
Luoyang Economic Investment Co., Ltd.
() (Note (ii))	44,140	90,241	-	-
Lanzhou Aluminum Factory () (Note (i))	27,000	31,600	27,000	31,600
Yichuan Power Industrial Group Company
() (Note (ii))	24,443	41,822	-	-
China Nonferrous Metals Processing Technology
Co., Ltd. () (Note (iii))	15,468	26,469	-	-
Jiaozuo Wanfang	500,000	-	-	-
The Company	4,703,222	2,114,574	-	-

	6,286,261	3,723,744	27,000	31,600

Short-term loans
Chinalco	600,000	1,330,000	-	-
The Company	-	315,045	-	-
Lanzhou Aluminum Factory () (Note (i))	-	-	-	-

	600,000	1,645,045	-	-

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	The guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

22.	OTHER NON-CURRENT LIABILITIES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Obligations in relation to early
retirement schemes (Note (i))	93,036	131,540	66,705	104,626
Deferred government grants	540,654	345,689	417,587	241,552
Deferred government subsidies
(Note (ii))	116,979	148,532	96,880	139,530
Others	6,000	20,330	6,000	20,331

	756,669	646,091	587,172	506,039

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended December 31, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As at December 31, 2012, obligations in relation to retirement benefits under the Group's early retirement schemes included in "other non-current liabilities" are as follows:

Group	Company

	2012	2011	2012	2011

As at January 1	201,184	292,862	167,224	247,209
Provision made during the year (Note 30)	22,350	2,772	14,882	59
Interest costs	5,244	4,049	4,759	2,604
Utilization during the year	(78,996)	(98,499)	(70,210)	(82,648)

As at December 31	149,782	201,184	116,655	167,224

Non-current	93,036	131,540	66,705	104,626
Current (Note 23)	56,746	69,644	49,950	62,598

	149,782	201,184	116,655	167,224

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met (Note 20(b) (i)).

23.	OTHER PAYABLES AND ACCRUED EXPENSES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Payable for capital expenditures	4,329,562	3,910,349	2,331,147	2,538,627
Sales and other deposits
from customers	1,278,746	1,138,393	170,979	253,605
Accrued interest	548,381	363,995	421,281	288,625
Taxes other than income taxes
payable (Note)	391,704	321,311	230,190	179,563
Accrued payroll and bonus	139,645	206,886	86,025	141,758
Payables withheld as guarantees
and deposits	286,006	191,925	130,804	74,580
Staff welfare payables	178,799	161,905	111,730	90,380
Dividends payable by subsidiaries
to non-controlling shareholders	123,707	89,717	-	-
Current portion of obligation
in relation to early
retirement schemes (Note 22)	56,746	69,644	49,950	62,598
Consideration payable for
investment projects	885,037	129,896	822,656	50,582
Contribution payable for
pension insurance	25,617	28,315	10,091	8,241
Others	561,365	555,989	327,888	311,504

	8,805,315	7,168,325	4,692,741	4,000,063

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at December 31, 2012, except for other payables and accrued expenses of the Group amounting to RMB0.2 million (December 31, 2011: nil), RMB0.5 million (December 31, 2011: RMB0.2 million), RMB2 million (December 31, 2011: RMB3 million) and RMB0.01 million (December 31, 2011: RMB1 million) which were denominated in HKD, EUR, USD and AUD, respectively, all other payables and accrued expenses were denominated in RMB.

As at December 31, 2012, all other payables and accrued expense of the Company were denominated in RMB (December 31, 2011: all).

24.	TRADE AND NOTES PAYABLES

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Trade payables	4,883,484	6,511,435	2,900,794	2,815,546
Notes payable	2,175,710	1,889,875	-	-

	7,059,194	8,401,310	2,900,794	2,815,546

As at December 31, 2012, except for trade and notes payables of the Group amounting to RMB188 million (December 31, 2011: RMB16 million), RMB nil (December 31, 2011: RMB2 million), RMB0.03 million (December 31, 2011: Nil), RMB0.01 million (December 31, 2011: Nil), which were denominated in USD, EUR, AUD and HKD, respectively, all other trade and notes payable were denominated in RMB. All trade and notes payables of the Company were denominated in RMB (December 31, 2011: all).

The ageing analysis of trade and notes payables, based on the invoice date, is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within 1 year	6,644,395	7,900,950	2,847,285	2,744,189
Between 1 and 2 years	106,456	342,504	19,571	31,811
Between 2 and 3 years	170,416	35,426	4,871	10,796
Over 3 years	137,927	122,430	29,067	28,750

	7,059,194	8,401,310	2,900,794	2,815,546

The trade and notes payables are non interest bearing and are normally settled within one year.

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 21. As at December 31, 2012, a summary of these pledged assets was as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Property, plant and equipment
(Note 7)	2,242,678	1,307,190	-	-
Land use rights (Note 8)	69,496	123,270	-	-
Inventories (Note 15)	50,000	555,715	-	-

	2,362,174	1,986,175	-	-

26.	COST OF SALES

Group

	2012	2011

Purchase of inventories in relation to trading activities	65,426,274	63,216,474
Raw materials and consumables used	46,587,502	39,424,443
Changes in inventories of finished goods
and work in progress (Note 15)	(2,510,122)	(2,866,608)
Provision for impairment of inventories (Note 15)	1,396,218	321,076
Power and utilities	24,802,463	22,018,365
Depreciation of property, plant and equipment (Note 7)	4,767,583	5,202,402
Employee benefit expenses	5,143,290	5,194,556
Repair and maintenance	1,312,561	690,007
Amortisation of intangible assets (Note 6)	67,842	65,189
Others	2,809,047	4,845,463

	149,802,658	138,111,367

27.	OPERATING EXPENSES

(a)	Selling and distribution expenses

Group

	2012	2011

Transportation and loading expenses	1,327,353	1,075,730
Packaging expenses	193,583	213,311
Port expenses	75,705	60,369
Employee benefit expenses	57,659	50,259
Sales commissions and other handling fees	31,363	16,015
Warehouse and other storage fees	60,099	28,532
Marketing and advertising expenses	16,048	15,519
Depreciation of non-production property,
plant and equipment (Note 7)	31,958	20,453
Others	174,154	142,600

	1,967,922	1,622,788

(b)	General and administrative expenses

Group

	2012	2011

Employee benefit expenses	907,145	815,000
Taxes other than income tax expense (Note (i))	584,301	665,317
Travelling and entertainment	185,946	201,231
Depreciation of non-production property,
plant and equipment (Note 7)	162,331	156,190
Provision/(reversal) for impairment
of receivables, net	86,904	(33,504)
Impairment of available for sale investment (Note 11)	7,778	-
Operating lease rental expenses	142,771	137,394
Legal and other professional fees	111,245	49,360
Amortisation of land use rights and
leasehold land (Note 8)	74,552	65,847
Utilities and office supplies	40,148	90,496
Repairs and maintenance expenses	42,781	62,739
Insurance expense	58,783	75,901
Pollutants discharge fees	35,200	38,261
Auditors' remuneration (Note (ii))	28,115	24,245
Amortisation of intangible assets (Note 6)	25,814	12,362
Others	499,154	418,590

	2,992,968	2,779,429

Note:

(i)	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

(ii)

During the year ended December 31, 2012, auditors' remuneration include audit and non-audit services provided by Ernst & Young firms including Ernst & Young and Ernst & Young Hua Ming LLP amounting to RMB24.76 million, and services provided by other auditors.

28.	OTHER INCOME AND OTHER LOSS/(GAIN), NET

(a)	Other income

For the year ended December 31, 2012, other income represented government grants amounting to RMB744 million (2011: RMB186 million), which were recognised as income for the year necessary to compensate the costs and the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other losses/(gains), net

Group

	2012	2011

Gain on acquisition of the investment
in associate (Note (i))	(504,773)	-
Realised losses/(gains) on future, forward and
option contracts, net (Note (ii))	127,476	(493,325)
Unrealised losses/(gains) on future, forward and
option contracts, net (Note (ii))	15,858	(3,531)
Loss/(gain) on disposal of property,
plant and equipment and leasehold land, net	455,870	(12,021)
Gain on disposal of available-for-sale investments	-	(256)
Others	(68,947)	(28,900)

	25,484	(538,033)

Note:

(i)

The excess of the fair value of identifiable net assets as at the acquisition date of Ningfa over the consideration transferred amounting to RMB505 million (Note 10(b) (ix)) was recognised in other gains.

(ii)	None of these futures, forward and options contracts are designated for hedge accounting.

29.	FINANCE COSTS, NET

Group

	2012	2011

Finance income-interest income from banks	(314,179)	(138,778)

Interest expense	5,557,131	4,187,646
Less: interest expense capitalised in property,
plant and equipments (Note 7)	(635,384)	(730,642)

Interest expense, net of capitalised interest	4,921,747	3,457,004

Exchange gains, net	(8,188)	(24,652)

Finance costs	4,913,559	3,432,352

Finance costs, net	4,599,380	3,293,574

Capitalisation rate during the year (Note 7)	4.74% to 7.17%	4.16% to 6.02%

30.	EMPLOYEE BENEFIT EXPENSES

Group

	2012	2011

Salaries and bonus	4,618,763	4,365,646
Housing fund	439,927	398,393
Staff welfare and other expenses (Note)	1,809,022	1,600,588
Employment expense in relation to early
retirement schemes (Note 22)	22,350	2,772

	6,890,062	6,367,399

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc..

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 31.

31.	DIRECTORS', SUPERVISORS AND SENIOR MANAGEMENT'S REMUNERATION

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

Company

	2012	2011

Fees	732	741
Basic salaries, housing fund, other allowances
and benefits in kind	2,410	2,571
Discretionary bonus	-	1,137
Retirement benefit costs-defined contribution schemes	165	150

	3,307	4,599

The remuneration of each director and supervisor of the Company for the year ended December 31, 2012 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	545	-	33	578
Luo Jianchuan	-	496	-	33	529
Liu Caiming (Note)	-	493	-	33	526
Liu Xiangmin	-	493	-	33	526
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	194	-	-	-	194
Zhu Demiao	194	-	-	-	194
Wang Mengkui	194	-	-	-	194

	732	2,027	-	132	2,891

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	-	33	416
Zhang Zhankui	-	-	-	-	-

	-	383	-	33	416

Total	732	2,410	-	165	3,307

Note:

As at March 8, 2013, Mr. Liu Caiming resigned as the senior vice president, Chief Financial Officer and member of the Executive Committee of the Company. Meanwhile Mr. Liu Caiming has been re-designated from an Executive Director to a Non-executive Director.

The remuneration of each director and supervisor of the Company for the year ended December 31, 2011 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	626	298	30	954
Luo Jianchuan	-	551	261	30	842
Liu Caiming	-	516	267	30	813
Liu Xiangmin	-	495	220	30	745
Shi Chungui	150	-	-	-	150
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	197	-	-	-	197
Zhu Demiao	197	-	-	-	197
Wang Mengkui	197	-	-	-	197

	741	2,188	1,046	120	4,095

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	383	91	30	504
Zhang Zhankui	-	-	-	-	-

	-	383	91	30	504

Total	741	2,571	1,137	150	4,599

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

	2012	2011

Nil to 1,000	12	12

During the year, no options were granted to the directors or the supervisors of the Company (2011: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2011: nil).

No directors or supervisors of the Company waived any remuneration during the years ended December 31, 2012 and 2011.

(b)	Five highest paid individuals

During the year ended December 31, 2012, the five highest paid employees of the Group include 4 (2011: 4) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2011: 1) individual during the year is as follows:

Group

	2012	2011

Basic salaries, housing fund, other allowances
and benefits in kind	440	465
Discretionary bonus	-	154
Retirement benefit cost-defined contribution plans	33	30

	473	649

The number of the remaining 1 (2011: 1) individual whose remuneration fell within the following bands is as follows:

Number of employees

	2012	2011

Nil to 1,000	1	1

32.	INCOME TAX (BENEFIT)/EXPENSE

Group

	2012	2011

Current income tax expense:
- PRC enterprise income tax	155,629	230,415

Deferred income tax benefit (Note 12)	(604,108)	(102,923)

	(448,479)	127,492

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2011: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2011: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which were changes depending on the profitability and tax rate applicable to each branch and the Company on a combined basis. For the year ended December 31, 2012, the effective tax rate applicable to the Company and its branches on a combined basis was 22.16% (2011: 22.58%).

The reconciliation between the tax on the Group's loss or profit before tax and the theoretical tax amount that would arise using the weighted average tax rate applicable to loss or profit of the consolidated entities is as follows:

Group

	2012	2011

(Loss)/ profit before income tax	(9,092,062)	817,996

Tax expense calculated at standard income
tax rate of 25% (2011: 25%)	(2,273,015)	204,499
Tax effects of:
Preferential income tax rates applicable to
certain branches and subsidiaries	191,732	(2,449)
Impact of change in income tax rate	15,267	(115,496)
Tax losses for which no deferred income
tax assets were recognised	794,274	107,802
Deductible temporary differences for which no
deferred income tax assets were recognised	38,360	44,640
Utilisation of previously unrecognised
tax losses and expenses	(2,028)	(8,493)
Tax credit for purchases of qualified equipment	-	(6,799)
Tax incentive in relation to deduction limits
of certain expenses	(18,759)	(12,459)
Income not subject to tax	(218,581)	(131,484)
Expenses not deductible for tax purposes	39,942	47,731
Write-off of deferred tax assets previously
recognised (Note12)	984,329	-

Income tax (benefit)/expense	(448,479)	127,492

Weighted average effective tax rate	4.93%	15.59%

The decrease in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches, the existence of tax losses for which no deferred income tax assets were recognised and write-off of deferred tax assets previously recognised in current year.

Share of income tax expense of associates and jointly controlled entities of RMB99 million (2011: RMB143 million) and RMB3 million (2011: RMB35 million) was included in "share of profit of associates" and "share of profit of jointly controlled entities", respectively.

33.	(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic (loss)/earnings per share were calculated by dividing the (loss)/profit attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2012	2011

(Loss)/profit attributable to owners of
the parent (RMB)	(8,233,754,000)	237,974,000

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)	(0.61)	0.02

(b)	Diluted

Diluted (loss)/earnings per share for the years ended December 31, 2012 and 2011 are the same as the basic (loss)/earnings per share as there were no dilutive potential shares during those years.

34.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i)	the sum of current period net profit and opening retained earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises, and

(iii)	the amount limited by the Company Law of the PRC.

According to the resolution of annual shareholders' meeting dated June 29, 2012, no dividend would be distributed for the year ended December 31, 2011. Thus, no dividend was paid in 2012 (2011: RMB 154 million or RMB0.0114 per share).

According to the resolution of the Board of Directors dated March 27, 2013, the directors did not propose any final dividend for the year ended December 31, 2012, which is to be approved by the shareholders.

35.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

Group

	Notes	2012	2011

Cash flows generated from operating activities

(Loss)/profit before income tax		(9,092,062)	817,996
Adjustments for:
Share of profits of jointly controlled entities	10(a)	(37,040)	(122,262)
Share of profits of associates	10(b)	(254,848)	(402,701)
Depreciation of property, plant and equipment	7	6,140,958	5,657,157
Loss/(gain) on disposal of property,
plant and equipment and leasehold land	28(b)	455,870	(12,021)
Gain on disposals of available-for-sale investments	28(b)	-	(256)
Impairment loss of property, plant and equipment	7	19,903	279,750
Impairment loss of available-for-sale
financial investments	11	7,778	-
Amortisation of intangible assets	6	93,656	77,551
Amortisation of land use rights and
leasehold land	8	74,552	65,847
Amortisation of prepaid expenses		75,987	59,604
Realised and unrealised losses/(gains)
on futures, options and forward contracts	28(b)	143,334	(496,856)
Gain on acquisition of the investment
in an associate	28(b)	(504,773)	-
Interest income		(49,668)	(5,611)
Interest expense	29	4,913,559	3,432,352
Others		(124,409)	(24,539)

		1,862,797	9,326,011

Changes in working capital:
Increase in inventories		(1,472,097)	(2,353,204)
Decrease/(increase) in trade and notes receivables		3,015,903	(3,474,223)
Increase in other current assets		(921,413)	(2,089,769)
Decrease/(increase) in restricted cash	18	270,999	(550,500)
(Increase)/decrease in other non-current assets		(555,039)	161,584
(Decrease)/increase in trade and notes payables		(1,342,116)	2,024,968
Increase/(decrease) in other payables
and accrued expenses		479,154	(18,405)
Decrease in other non-current liabilities		(44,505)	(259,168)

Cash generated from operations		1,293,683	2,767,294

PRC enterprise income taxes paid		(171,331)	(277,538)

Net cash generated from operating activities		1,122,352	2,489,756

36.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 (Revised) "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

Certain related party transaction disclosed here also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

Group

	Notes	2012	2011

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries		6,805,794	10,442,920
Associates of Chinalco		53,599	11,024
Jointly controlled entities		30,117	7,596
Associates		9,265	5,983

		6,898,775	10,467,523

Provision of utility services to:	(ii)
Chinalco and its subsidiaries		341,386	334,823
Associates of Chinalco		21,420	13,547
Jointly controlled entities		1	-

		362,807	348,370

Provision of products processing services to:
Chinalco and its subsidiaries		7,431	13,969

Purchase of goods and services:

Purchases of engineering, construction
and supervisory services from:	(iii)
Chinalco and its subsidiaries		2,321,386	3,282,305
Associates of Chinalco		11,365	-

		2,332,751	3,282,305

Purchases of key and auxiliary materials
and finished goods from:	(iv)
Chinalco and its subsidiaries		3,839,222	3,839,620
Associates of Chinalco		17,745	140,624
Jointly controlled entities		976,141	1,499,136
Associates		2,618	39

		4,835,726	5,479,419

Provision of social services and
logistics services by:	(v)
Chinalco and its subsidiaries		306,589	282,580

Provision of utilities services by:	(ii)
Chinalco and its subsidiaries		359,599	269,021
Associates of Chinalco		9,918	6,869

		369,517	275,890

Provision of products processing services
by Chinalco and its subsidiaries	(i)	142,244	213,553

Rental expenses for buildings and
land use rights charged by Chinalco
and its subsidiaries	(vi)	696,874	665,105

Other significant related
party transactions:

Acquisition of non-controlling interest
from a fellow subsidiary		-	160,271

Acquisition of assets from a fellow subsidiary		145,915	-

Borrowing from a fellow subsidiary		2,350,000	500,000

Interest expense on borrowing
from a fellow subsidiary		54,541	4,009

Entrusted loan and other borrowings to:
Jointly controlled entities		258,900	605,041
An associate		200,000	-
Chinalco and its subsidiaries		126,604	63,665

		585,504	668,706

Interest income on entrusted loan
and other borrowings to:
Jointly controlled entities		51,106	4,361
Chinalco and its subsidiaries		2,327	1,140

		53,433	5,501

During the years ended December 31, 2012 and 2011, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at December 31, 2012 and 2011 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

(1)	The price prescribed by the PRC government ("State-prescribed price") is adopted;

(2)	If there is no State-prescribed price, state-guidance price is adopted;

(3)	If there is neither State-prescribed price nor state-guidance price, then market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)	The pricing policy for products processing service is the same as that set out in (i) above.

(viii)

Chinalco Finance Company Limited (("Chinalco Finance") (), a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC), provide deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group is no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Cash and cash equivalents
deposited with
A fellow subsidiary (Note (i))	1,641,180	260,940	1,046,844	50,094

Trade and notes receivables
Subsidiaries of the Company	-	-	1,044,314	1,093,731
Chinalco and its subsidiaries	410,775	506,775	302,613	320,152
Associates of Chinalco	4,711	656	1,193	656
Associates	4,245	3,900	3,915	3,900
Jointly controlled entities	5	-	5	-

	419,736	511,331	1,352,040	1,418,439
Less: provision for impairment
of receivables	(119,280)	(112,461)	(162,112)	(112,461)

	300,456	398,870	1,189,928	1,305,978

Other current assets
Subsidiaries of the Company	-	-	7,524,574	2,410,480
Chinalco and its subsidiaries	60,687	122,158	26,530	24,145
Associates of Chinalco	11,440	166	11,440	166
Associates	219,305	15,813	-	-
Jointly controlled entities	676,246	325,545	621,704	322,672

	967,678	463,682	8,184,248	2,757,463
Less: provision for impairment
of other current assets	(34,915)	(35,907)	(190,205)	(185,676)

	932,763	427,775	7,994,043	2,571,787

Other non-current assets
A jointly controlled entity	200,000	300,000	200,000	300,000

Borrowings
A fellow subsidiary	900,000	500,000	-	500,000

Trade and notes payables
Subsidiaries of the Company	-	-	158,901	81,999
Chinalco and its subsidiaries
(Note (ii))	213,006	115,192	83,414	43,491
Associates of Chinalco	107	11	-	-
Associates	2,335	-	-	-
Jointly controlled entities	3,192	26,952	-	-

	218,640	142,155	242,315	125,490

Other payables and
accrued expenses
Subsidiaries of the Company	-	-	133,853	124,681
Chinalco and its subsidiaries
(Note (ii))	1,788,058	1,913,309	901,657	1,096,399
Associates of Chinalco	26,909	5,746	4,734	496
Jointly controlled entity	332	332	332	332
Associates	1,043	4,449	-	-

	1,816,342	1,923,836	1,040,576	1,221,908

Notes:

(i)

On August 26, 2011, the Company entered into an agreement with Chinalco Finance effective from August 26, 2011 to August 25, 2012. Pursuant to the agreement, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On August 24, 2012, the Company renewed the financial services agreement with Chinalco Finance with a validation term of three years ended August 25, 2015.

(ii)

The other payables to Chinalco and its subsidiaries included an amount payable to Xinan Aluminum (Group) Company Limited ("Xinan Aluminum") () which was a non-controlling interest of a subsidiary of the Company prior to December 23, 2011. On December 30, 2011, Chinalco acquired 32.15% equity interest of Xinan Aluminum. Thereafter, Chinalco's effective equity interest in Xinan Aluminum increased from 17.81% to 49.96% and it exercises de-facto control over Xinan Aluminum. Accordingly, the balances with Xinan Aluminum as of December 31, 2012 and 2011 were included in "Chinalco and its subsidiaries".

As at December 31, 2012, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB23,960 million (December 31, 2011: RMB21,669 million) and RMB36,938 million (December 31, 2011: RMB29,823 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel of the Group

	2012	2011

Fees	732	741
Basic salaries, housing fund,
other allowances and benefits in kind	4,604	4,093
Discretionary bonus	-	1,616
Pension cost-defined contribution schemes	330	250

	5,666	6,700

For details of directors' and senior management's remuneration are included in Note 31 to the financial statements.

(d)	Commitments with related parties

As at December 31, 2012 and 2011, except for the other capital commitments disclosed in Note 38(c) of the financial statements, the Group and the Company had no significant commitments with other related parties.

37.	CONTINGENT LIABILITIES

As at December 31, 2012 and 2011, the Group and the Company had no significant contingent liabilities.

38.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Contracted but not provided for	8,415,513	6,450,714	1,058,243	2,618,123
Authorised but not contracted for	32,560,108	33,525,464	15,894,784	22,330,559

	40,975,621	39,976,178	16,953,027	24,948,682

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at December 31, 2012 pursuant to non-cancellable lease agreements entered into by the Group and the Company are summarised as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Within one year	705,338	666,963	468,359	573,781
In the second to fifth years,
inclusive	2,784,132	2,655,916	1,873,343	2,293,827
After five years	19,120,917	18,905,447	13,216,798	17,315,067

	22,610,387	22,228,326	15,558,500	20,182,675

(c)	Other capital commitments

As at December 31, 2012, commitments to make capital contribution to the Group's subsidiaries, jointly controlled entities and associates were as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Subsidiaries	-	-	556,590	1,048,697
Associates	3,435,715	69,613	3,347,715	48,000
Jointly controlled entities	130,800	-	-	-
Available-for-sale
financial investment	29,600	-	-	-

	3,596,115	69,613	3,904,305	1,096,697

39.	EVENTS AFTER THE REPORTING PERIOD

(i)

On January 18, 2013, the Company completed a private issuance of long-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of January 18, 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.76%.

On March 14, 2013, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of March 14, 2014 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.03%.

(ii)

On August 13, 2012, the Company signed an agreement with Bank of China Group Investment Limited () to acquire 23.42% equity interest in Ningfa for a purchase price of RMB1,347.7 million. On December 31, 2012, the Company signed an agreement with the other shareholders of Ningfa to increase its equity interest in Ningfa to 70.82% for a capital injection of RMB2 billion. Both of the transactions were completed in the form of cash payment on January 23, 2013, and the Company took effective control of Ningfa from January 23, 2013. Ningfa was renamed as China Aluminum Ningxia Energy Group Co., Ltd. since February 8, 2013.

The acquisition of Ningfa supports the Company's long-term strategy of integrating electricity supply with its aluminum business, especially in the primary aluminum segment.

As the acquisition of Ningfa was completed shortly before the date of approval of these financial statements and the initial accounting for this acquisition is not completed on the date of approval of these financial statements, it is not practicable to disclose further details about the acquisition.

(iii)	According to the resolution of Board of Directors held on March 27, 2013, the Board did not propose any payment of final dividend for the year ended December 31, 2012.

(iv)

On March 14, 2013, the Company received the "Approval Concerning the Non-public Issue of Shares by Aluminum Corporation of China Limited" (Zheng Jian Xu Ke No. [2013]185) () () from China Securities Regulatory Commission, pursuant to which the Company's proposed non-public issue of not more than 1,450 million new A shares has been approved. The approval shall be valid for six months from the date of such grant.

40.	COMPARATIVE AMOUNTS

Certain comparative amounts in the footnotes have been reclassified to conform with the current year's presentation and accounting treatment.

41.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on March 27, 2013.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 March 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary